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06016181

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starlight Int'l Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 23 2006
THOMSON FINANCIAL

FILE NO. 82- 3594 FISCAL YEAR 3-31-06

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OICF/BY: dlw

DAT : 8/22/06

STARLITE

升岡國際有限公司

Starlight International Holdings Ltd.

(於百慕達註冊成立之有限公司)

(Incorporated in Bermuda with Limited Liability)

股份代號 Stock Code: 485


PORTABLE MP3-CD PLAYER / FM-AM RADIO
MP3
SKIP FREE PROTECTION
STARLITE

年報 Annual Report 2006


STARLITE



CONTENTS
目錄

董事局
執行董事:
劉錫康
劉錫淇
劉錫澳

非執行董事:
韓相田

獨立非執行董事:
何厚鏘
陳澤仲
卓育賢

秘書
李業華

核數師
德勤•關黃陳方會計師行

審核委員會
韓相田
何厚鏘
陳澤仲

主要銀行
香港上海滙豐銀行
渣打銀行
恒生銀行有限公司
中國工商銀行(亞洲)

律師
韓潤燊律師事務所

香港股票過戶登記處
秘書商業服務有限公司

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處
香港
香港仔大道二百三十二號
城都工業大廈五樓
電話:(852) 2554 6303
傳真:(852) 2873 0230
電子郵件:starlite@starlight.com.hk
網址:www.starlight.com.hk

BOARD OF DIRECTORS
Executive Directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive Director:
Hon Sheung Tin, Peter

Independent Non-executive Directors:
Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

SECRETARY
Peter Lee Yip Wah

AUDITORS
Deloitte Touche Tohmatsu

AUDIT COMMITTEE
Hon Sheung Tin, Peter
Ho Hau Chong, Norman
Chan Chak Chung

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation
Standard Chartered Bank
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited

SOLICITOR
Hon & Company

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG
Secretaries Limited

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL OFFICE
5th Floor, Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk



主席劉錫康先生
Chairman, Mr. Lau Sak Hong, Philip

業務回顧

業績

截至二零零六年三月三十一日止年度，集團之營業額為十八億二仟萬元（二零零五年：十六億四仟七佰萬元），增長10.5%。股東應佔盈利七千九百一十四萬一千港元，大幅增長56.6%。股東應佔盈利已扣除非經常性項目員工購股權公平價值費用三佰四拾萬港元，撇除現代(Hyundai)部門前期開辦費四佰二拾萬港元、番禺物業物業發展以前建築費撥備不足二佰三拾萬港元、及關閉南頭一塑膠廠房損失一佰萬港元。管理層認為上述非經常性項目總額一仟零九拾萬港元乃屬一次性，不會重新發生。

末期股息

董事局宣佈派發截至二零零六年三月三十一日止年度之末期股息每股3仙（二零零五年三月三十一日止年度：2仙）給予於二零零六年九月十八日在股東名冊上之股東。股息單將於二零零六年九月二十五日左右寄予各股東。

電子部門

集團除於本財政年度首季因減少推售低邊際利率之音響產品及OEM產品而引至營業額倒退外，從本財政年度第二季開始，營業額均錄得滿意增長。市場對視像產品，如手提式TFT DVD、DVD及電視DVD組合之需求都非常殷切。而邊際利率，均比音響產品為高。本年度電子零件價格整體維持穩定，雖然部份原件之價格，如塑膠原料及金屬原件等價格仍然高企，但波動不大，故期間銷售之產品，能取得較高邊際利率。

證券買賣

本年度部門買賣並不活躍，營業額約三仟七佰五十萬港元。

物業發展

本年度部門銷售並不活躍、只錄得上年少撥成本二佰三十萬港元。

BUSINESS REVIEW

Results

During the year ended 31 March 2006, the Group recorded a turnover of HK$1,820 million (2005: HK$1,647 million), representing an increase of 10.5%. Profit attributable to shareholders of the Company significantly increased by 56.6% to HK$79 million. The profit was after deduction of non-recurrent expenses which include employer share option expenses of HK$3.4 million, written off of pre-operation expenses for Hyundai Division of HK$4.2 million, and under accrued construction cost for Panyu property development of HK$2.3 million, and the loss on the closure of the plastic factory in Nantou of HK$1.0 million. The management anticipated that the total non-recurrent expenses of HK$10.9 million would not occur subsequently.

Final Dividend

The Directors have declared a final dividend of HK3 cents per share for the year ended 31 March 2006 (2005: HK 2 cents) to those shareholders whose names appear on the register of members on 18 September 2006. Subject to the approval of the final dividend at the forthcoming annual general meeting, dividend will be paid to the shareholders on or about 25 September 2006.

Electronics Division

Despite the drop in turnover resulting from the downsizing of low-margin audio and OEM products during the first quarter, the Group's turnover has recorded satisfactory growth since the second quarter of the financial year. There is an increasing market demand for video products such as portable TFT DVD, DVD and DVD television combos, which generate reasonable profit margins than audio products. Though the prices of certain components like plastic resin and metal remained high during the year, the price fluctuation was minimal. Together with the stable prices of electronic components, the products sold during the year have achieved better profit margins.

Securities Trading

During the year, the transactions of the division were not active, only recorded a turnover of about HK$37.5 million.

Property Development

The transactions during the year were not active and only recorded an under-provided construction cost of about HK$2.3 million.

展望

集團將繼續現行成功策略，產品方面以發展高科技，高邊際利率為主，減少低邊際利率之音響及OEM銷售。未來著重發展推售視像產品，并計劃於年底前，推出LCDTV系列。市場上對視像產品需求殷切，集團今年手持訂單，與去年比較，錄得顯著增長。

集團除發展傳統影視產品外，亦發展年青人電子產品("Youth electronics")系列，為集團帶來可觀訂單。該系列產品透過富有特色之卡通人物，如"TEENAGE MUTANT NINJA TURTLES"、"DORA THE EXPLORER"、"SPONGE BOB SQUAREPANTS"、"HELLO KITTY"、"BRATZ"及"STRAWBERRY SHORTCAKES"品牌推出，爭取年青階層市場。集團亦繼續爭取擴展該系列業務。集團於番禺及深圳南頭擴充三十三萬呎廠房後，預計今年可增加約50%產能。另外集團相連番禺現有廠房之四十畝地，可望於年底前擴建約三十萬呎新廠房，應明年生產需要。

集團完成收購THE SINGING MACHINE COMPANY INC.及賢邦有限公司股權後，預計可發揮協同效應。增加集團銷售能力。THE SINGING MACHINE COMPANY INC.之門市部門，可向美國次級零售連鎖店推銷集團產品。而THE SINGING MACHINE COMPANY INC.之完善物流管理，亦可幫助集團向美國著名零售商提供直接內銷美國市場。而賢邦有限公司之研發部門，可增強集團新產品研究及發展，賢邦有限公司對歐洲市場之銷售經驗，進一步輔助集團於歐洲市場之推銷能力。

原材料方面，除塑膠原料及部份金屬原件價格仍然高企外，其他原料價格都很穩定及有下降趨勢，而為保持穩定利率，集團已為部份塑膠原料作出對沖安排。另外市場上對電子消費品，特別視像產品之需求，都有增長。故集團對截至二零零七年三月三十一日止年度之營業額，很有信心可取得強勁增長。

PROSPECTS

The Group will continue to implement its existing successful strategy by focusing on high-technology products with better profit margin while downsizing low-margin audio and OEM products. With its emphasis on video products, the Group plans to launch the LCDTV series by the end of the year. Due to the soaring market demand for video products, the Group's orders on hand have increased significantly compared to last year.

In addition to traditional video products, the Group is also developing the "Youth electronics" series which brought in considerable orders. The series is launched under the brands of well-known cartoon characters, such as "TEENAGE MUTANT NINJA TURTLES", "DORA THE EXPLORER", "SPONGE BOB SQUAREPANTS", "HELLO KITTY", "BRATZ" and "STRAWBERRY SHORTCAKES", to capture the youth market. The Group also plans to expand this line of business. With the additional 330,000 square feet in the factories located in Panyu and Nantou, Shenzhen, the Group's production capacity is expected to increase by approximately 50% this year. In order to meet the requirement of its production scale for the coming year, the Group plans to build a new facility with a site area of approximately 300,000 square feet on a piece of land with 40 acres adjacent to its existing Panyu factory by the end of this year.

Following the acquisitions of equity interests in THE SINGING MACHINE COMPANY INC. and Interforce Limited, the Group's marketing capability is expected to be enhanced with the synergies created. Through the outlets of THE SINGING MACHINE COMPANY INC., the Group is able to market its products to second tier retailing chain stores in the United States. With its comprehensive logistics management, THE SINGING MACHINE COMPANY INC. also helps the Group to explore the retail market in the United States by selling directly in USA to leading local retailers. On the other hand, the research department of Interforce Limited also strengthened the product research and development capability of the Group. With the sales experience in the European markets of Interforce Limited, the Group may further strengthen its marketing ability in the region.

As for components, despite the sustained high prices of plastic materials and certain metal components, the prices of other components have already stabilized and settled on a downward trend. The Group has made hedging arrangement against certain plastic materials to maintain a stable profit margin. Besides, the market demand for electronic consumer products, in particular video products, has been growing. In view of the above, the Group is confident of achieving a strong turnover for the year ending 31 March 2007.

財務狀況

流動資金及財務資源

本集團之財務狀況保持強勁。於二零零六年三月三十一日，現金及存款及有價證券約一億一千四佰萬港元，而去年則約九千一百萬港元。

以總銀行借款對比股東資金計算之資產負債比率為0.3（二零零五年：0.16），而本年度銀行借款淨額佔股東資金之百分比則為0.19（二零零五年：0.07）。按流動資產對比流動負債計算之流動比率由去年度之2.0降至本年度之1.64。

財務及資本架構

本集團乃以保留盈利及銀行借款作為營運資金。本公司若干購股權獲行使而發行新股份，合共帶來現金流入約二佰二十萬港元。

於二零零六年三月三十一日，本集團之銀行總借款約二億二千一佰萬港元（二零零五年：一億九佰萬港元）全為一年內償還。所有銀行借款均以港元或美元為單位，並按現行市場利率計息。

由於集團絕大部份交易均以美元或港元為結算單位，匯兑風險很低。

人民幣匯率的變動，暫時預計對集團未有重大影響。

資產抵押

於二零零六年三月三十一日，本集團抵押若干資產，其賬面值約為一億二千三佰三十九萬一千港元（二零零五年：六千四佰五十六萬五千港元）作為一般信貸服務及經紀股票戶口之擔保。

或然負債

於二零零六年三月三十一日止年度本集團之可追索銀行貼現票據或然負債零港元（二零零五年：一佰三十五萬港元）。

收購及出售

在本年度，集團並未購入或出售任何附屬或聯營公司。

員工

於二零零六年三月三十一日，本集團擁有員工共六千六佰六十二人，其中六千五佰一十八人受僱於中國，負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、花紅、優先認股權計劃、在職訓練及訓練資助。

FINANCIAL POSITION

Liquidity and Financial Resources

The financial position of the Group remained strong. As at 31 March 2006 cash and deposits and marketable securities amounted to HK$114 million, as compared to HK$91 million last year.

Gearing ratio, calculated as total bank borrowings to shareholders' fund was 0.3 (2005: 0.16), and net bank borrowings as a percentage to shareholders' fund was 0.19 for the year (2005: 0.07). Current ratio calculated as current assets to current liabilities decreased from 2.0 in prior year to 1.64 for this year.

Financing and Capital Structure

The Group finances its operations by a combination of retained earnings and bank borrowings. The Company issued new shares as a result of the exercise of certain share options of the Company and obtained a cash inflow of about HK$2.2 million.

As at 31 March 2006, the Group's total borrowings of about HK$221 million (2005: HK$109 million), all were repayable within one year.

The Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange risk was minimal.

It is estimated that the change of exchange rate of Renminbi has no significant impact to the Group for the time being.

Pledge of Assets

At 31 March 2006, the Group pledged certain assets with carrying value of HK$123,391,000 (2005: HK$64,565,000) to secure the general credit facilities granted to the Company and the margin accounts with brokers.

Contingent Liabilities

As at 31 March 2006, the Group had contingent liabilities for bills discounted with recourse of nil (2005: HK$1,350,000).

Material Acquisition and Disposal of Subsidiaries and Associated Companies

During the year, there was no material acquisition or disposal of subsidiaries and associated companies by the Group.

STAFF

As at 31 March 2006, the Group had a total staff of 6,662 of which 6,518 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

執行董事

劉錫康先生，五十八歲，為本集團主席兼董事總經理。彼在本集團已服務三十六年並擁有超過三十六年電子工業之管理經驗。

劉錫淇先生，五十六歲，為劉錫康先生之胞弟，亦為本集團董事，負責本集團於中國之生產管理。其主要職責除管理中國生產業務外，亦負責國內內銷、策劃及開發國內新項目。彼在本集團服務了三十四年。

劉錫澳先生，五十六歲，為劉錫康先生之胞弟，亦為本集團生產管理之董事，負責本集團於中國之生產管理。此外，彼亦負責本集團之研究及開發。彼在本集團服務了三十四年。

非執行董事

韓相田先生，六十五歲，彼於一九八八年獲委任為本集團獨立非執行董事，其後於二零零四年九月二十八日重新委任為本公司非執行董事。現職為律師，於香港執業超過三十六年。

獨立非執行董事

何厚鏘先生，五十歲，彼於一九九八年獲委任為本集團獨立非執行董事，持有英國University of Exeter學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過二十年管理及地產發展經驗。

陳澤仲先生，四十八歲，自二零零四年九月三十日獲委任為本公司董事。陳先生為合資格會計師，於執業會計專業擁有約二十五年經驗。彼持有工商管理碩士學位，為香港會計師公會及英國特許公認會計師公會會員。

卓育賢先生，五十歲，自二零零四年九月三十日獲委任為本公司董事。卓先生為事務律師，於香港執業逾二十四年。彼獲加拿大University of Ontario頒授文學士學位。彼亦為於聯交所上市之德祥企業集團有限公司之獨立非執行董事。

EXECUTIVE DIRECTORS

Mr. Lau Sak Hong, Philip, aged 58, is the Chairman and Managing Director of the Group. He has been in the Group for 36 years and has over 36 years of management experience in the electronics industry.

Mr. Lau Sak Kai, Anthony, aged 56, a brother of Mr. Lau Sak Hong, Philip, is the Group's Director responsible for the Group's overall production management in China. His main duties, besides the management of PRC production activities, include the responsibility of local sales in China and the planning and exploitation of new projects in China. He has been in the Group for 34 years.

Mr. Lau Sak Yuk, Andy, aged 56, a brother of Mr. Lau Sak Hong, Philip, is also one of the Group's Production Directors responsible for the Group's overall production management in China. In addition, he is in charge of the Research & Development of the Group. He has been in the Group for 34 years.

NON-EXECUTIVE DIRECTORS

Mr. Hon Sheung Tin, Peter, aged 65, has been an Independent Non-executive Director of the Group since 1988 and re-designated as non-executive director of the Company on 28 September 2004. He has been practising as a solicitor in Hong Kong for over 36 years.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ho Hau Chong, Norman, aged 50, has been an Independent Non-executive Director of the Group since 1998. He holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accountants in England and Wales, and a fellow of the Hong Kong Institute of Certified Public Accountants. He has over 20 years of experience in management and property development.

Mr. Chan Chak Chung, aged 48, was appointed director of the Company since 30 September 2004. He is a qualified accountant and has about 25 years experience in the public accountancy profession. He holds a Master degree in Business Administration. He is an associate member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants of the United Kingdom.

Mr. Winston Calptor Chuck, aged 50, was appointed director of the Company since 30 September 2004. He has been practicing as a solicitor in Hong Kong for over 24 years. He holds a Bachelor Degree of Arts from the University of Ontario, Canada. He is also an independent non-executive director of ITC Corporation Limited, a company listed on the Stock Exchange.

高級管理層

劉日東先生，二十七歲，劉錫康先生之長子，彼於二零零三年加入本集團，出任主席助理。彼於印第安那大學商學院畢業，獲頒商業市場學學士學位，彼曾出任儲存工藝公司(Storage Technology Corp.)之市務主任職位。彼現負責企業關係、中國國內銷售及企業資源規劃系統整合，以促進本集團推行現代化管理。

劉日申先生，二十六歲，劉錫康先生之次子，彼於美國Bentley College畢業，獲得商業市場學學士學位後，於麻省一電子商行從事電子零件買家，於二零零四年加入集團為產品開發總裁，其後創立集團附屬公司，創申國際有限公司，現時負責為創申國際有限公司發展新數碼產品。

劉錫鴻先生，五十歲，為劉錫康先生之胞弟，亦為集團一主要附屬公司董事，專責主管本集團彩色電視機製造業務，彼在本集團已服務了十年並擁有十七年以上電子業務經驗。

劉錫海先生，四十七歲，為劉錫康先生之胞弟，亦為本集團一主要附屬公司董事，取得澳洲一所大學之理科學位，現負責本集團原料採購及控制等工作。彼在本集團已服務了二十一年。

王繼偉先生，五十七歲，二零零五年加入集團為集團總經理。從一九六七年開始從事音響及電視製造專業，曾為一香港電視製造業務之香港上市公司董事。現全面負責管理及協調集團各部業務。

林泓達先生，四十九歲，加入本集團為集團市場部之總裁。彼於科技資訊及電子行業，擁有二十九年經驗，特別是在軟件及系統綜合顧問及管理方面。此外，於銷售、推廣、管理、顧問、計劃管理及軟件／系統發展及電子產品推廣之經驗亦非常豐富。曾任多間跨國資訊公司董事。

SENIOR MANAGEMENT

Mr. Lau Yat Tung, aged 27, the eldest son of Mr. Lau Sak Hong, Philip, joined the Group in 2003 as assistant to Chairman. He graduated with a Bachelor of Art in Business Marketing from Indiana University, the Kelley School of Business. Previously, he held a marketing executive position in Storage Technology Corp. He is now responsible for corporate relations, local sales in China, and the integration of the ERP system to facilitate the modernisation of the Group's management.

Mr. Lau Yat Sun, aged 26 is the second son of Mr. Lau Sak Hong, Philip. He graduated at Bentley College, a business specialty college with a Bachelor of Art in Business Marketing. After graduation, he worked for an electronics firm in Massachusetts as a buyer for electronic components. Later on, he joined the group in 2004 as Product Development President and established koncepts International Ltd., a subsidiary of the Group. He is currently responsible for the development of new digital products for koncepts.

Mr. Lau Shek Hung, Eric, aged 50, a brother of Mr. Lau Sak Hong, Philip, is a Director of one main subsidiary of the Group. He is responsible for the Group's Colour TV manufacturing business. He has been in the Group for 10 years and has over 17 years of experience in the electronics field.

Mr. Lau Sek Hoi, Jacky, aged 47, a brother of Mr. Lau Sak Hong, Philip, is a Director of one main subsidiary of the Group. He is holding a science degree from one Australian university and is currently responsible for the Group's material sourcing, purchasing and control activities. He has been in the Group for 21 years.

Mr. Wong Kai Wai, Tony, aged 57, joined the Group as General Manager in 2005. He started his career in the audio and video manufacturing business since 1967. He was formerly a director of a television manufacturing company listed in Hong Kong. He supervises and coordinates different divisions of the Group.

Mr. Lam Wang Tat, Thomas, aged 49, joined the Group as the president of the Group's Marketing Division. He has 29 years experience as IT veteran, and his background was in software, consulting system integration and management. He has extensive experience in sales, marketing, management, consulting, project management, software development and in consumer electronic business. He was formerly a director of various major multinational IT companies.

高級管理層 *(續)*

周永漢先生,五十五歲,於二零零六年三月加入本集團為海外業務總裁,負責本集團企業發展及海外附屬公司之營運。彼於一九七三年畢業於夏威夷大學,獲頒商業行政學士學位。彼於香港賽馬會已服務二十一年,曆任要職於稽核、政務及賽事秘書處等部門。

陳寶松先生,五十五歲,於一九八八年加入本集團為財務總監,負責監管本集團會計、財務及公司等事務,彼為專業會計師,並擁有超過二十一年審計、商業及財務經驗。

SENIOR MANAGEMENT *(Continued)*

Mr. Chow Wing Hon, Alfred, aged 55, joined the Group in March 2006 and is responsible for the Group's corporate development and overseas operations. He graduated from the University of Hawaii in 1973 with a Bachelors's degree in Business Administration. He spent most part of his working career (21 years) with the Hong Kong Jockey Club, holding senior positions in Internal Audit, Administration and Racing Registry.

Mr. Chan Po Chung, Norman, aged 55, joined the Group as a Financial Controller in 1988 for supervising the Group's accounting, financial and corporate aspects. He is a qualified accountant with over 21 years of auditing, commercial and financial experience.

本公司致力維持高水平企業管治。吾等深信，維持良好、穩健及明智的企業管治架構，將確保本公司營運符合其股東整體最佳利益。

The Company is committed to maintaining a high standard of corporate governance. The Company firmly believes that to maintain a good, solid and sensible framework of corporate governance will ensure the Company to run its business in the best interests of its shareholders as a whole.

於二零零五年一月一日，最佳應用守則被香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載企業管治常規守則（「守則」）取代。本公司採納守則內所有守則條文，作為其本身企業管治常規守則。

On 1 January 2005, the Code of Best Practices was replaced by the Code on Corporate Governance Practices ("the Code") contained in Appendix 14 of the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). The Company adopted all the code provisions in the Code as its own code on corporate governance practice.

除有關內部監控之守則條文第C.2條（將於二零零五年一月一日或之後開始之會計期間實行）及下列各項外，本公司於截至二零零六年三月三十一日止年度一直遵守守則：

The Company has complied during the year ended 31 March 2006 with the Code except code provision C.2 on internal control (which will be implemented for accounting periods commencing on or after 1 January 2005) and the following:

1. 根據守則條文第A.2.1條，發行人主席及行政總裁之職責須獨立區分，且不應由同一人出任。主席及行政總裁之職責區分須書面清楚列明。劉錫康先生現時出任本集團之主席兼行政總裁。基於目前業務運作情況與本集團之規模，董事局相信，由劉先生出任本集團之主席與行政總裁乃可接受及符合本集團最佳利益。董事局將定期檢討這情況。

1. Pursuant to code provision A.2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Philip Lau Sak Hong is currently the chairman and chief executive officer of the Group. Having considered the current business operation and the size of the Group, the Board is of the view that Mr. Lau acting as both the chairman and the Board and also as the chief executive officer of the Group is acceptable and in the best interest of the Group. The Board will review this situation periodically.

2. 根據守則條文第A.4.2條，每名董事（包括有特定任期者）須最少每三年輪值退任一次。在本公司於二零零五年九月十五日舉行之股東週年大會上，根據當時本公司現有章程細則，部分董事毋須最少每三年輪值退任一次。本公司已在上述股東週年大會修訂其章程細則，列明本公司每名董事（包括有特定任期者）須最少每三年輪值退任一次。因此，於本公司在二零零六年舉行之股東週年大會上，全體董事將須最少每三年輪值退任一次。

2. Pursuant to code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. At the annual general meeting of the Company held on 15 September 2005, in accordance with the then existing bye-laws of the Company, some of the directors are not subject to retirement by rotation at least once every three years. The Company at the said annual general meeting amended its bye-laws to provide that every director of the Company (including those appointed for a specific term) shall be subject to retirement at least once every three years. Accordingly, at annual general meeting of the Company in 2006, all directors will be subjected to retirement at least once every three years.

董事局

董事局須以負責有效之方式領導本集團。除遵守任何現行適用法例及規例外，每名董事須絕對真誠地履行彼之職責，並以股東最佳利益行事。董事局職責包括制定本集團策略方向、設定目標及監察本集團表現。

董事局制定專門留待董事局議決及管理層處理之事務議程。董事局會定期審閱相關議程，確保其仍然切合本公司需要。

本公司董事局由三名執行董事、三名獨立非執行董事及一名非執行董事組成。彼等之簡歷載於年報第七頁。

全體獨立非執行董事均獨立於本公司管理層，乃來自不同背景之資深專業人士。彼等確保董事局維持高水平財務及其他強制申報，並具備充分權力制衡，以保障股東及本公司整體利益。

獨立非執行董事及非執行董事各自與本公司訂立委任書，據此，彼等各自獲委任自二零零五年十月一日至二零零七年九月三十日期間向本公司提供服務。任期須於下列較早期限終止：(i)二零零七年九月三十日；或(ii)董事基於任何理由根據本公司之章程細則或任何其他適用法例終止出任董事之日。

除了劉錫康先生、劉錫淇先生和劉錫澳先生，如第七頁個人資料中所披露有家族關係外，在董事會中其他成員間並沒有關連。（包括財政、商業、家族或其他重大關連）。

董事局全體成員每年會面不少於四次，以審閱本集團財務及營運表現。董事局將於有需要時額外舉行會議。已於會議舉行前根據上市規則及守則向全體董事發出適當通告及董事局文件。董事局已制定程序，讓董事在作出合理要求後於適當情況下徵求獨立專業意見，費用由本公司承擔。

BOARD OF DIRECTORS

The Board is charged with leading the Group in a responsible and effective manner. Each director has to carry out his/her duties in utmost good faith above and beyond any prevailing applicable laws and regulations and act in the best interests of the shareholders. The duties of the Board include establishing the strategic direction of the Group, setting objectives and monitoring the performance of the Group.

The Board has established schedule of matters specifically reserved to the Board for its decision and those reserved for the management. The Board reviews this schedule on a periodic basis to ensure that it remains appropriate to the needs of the Company.

The Board of the Company consists of three executive directors, three independent non-executive directors and one non-executive director. Their brief biographical details are described on page 7 of the Annual Report.

The independent non-executive directors, all of whom are independent of the management of the Company, are highly experienced professionals coming from a diversified background. They ensure that the Board maintains high standards of financial and other mandatory reporting as well as providing adequate check and balance of safeguard the interest of shareholders and the Company as a whole.

Each of the independent non-executive directors and non-executive director has entered into an appointment letter with the Company pursuant to which each of them is appointed for service with the Company from 1 October 2005 to 30 September 2007. The appointment shall terminate on the earlier of (i) 30 September 2007, or (ii) the date on which the director ceases to be director for any reasons pursuant to the bye-laws of the Company or any other applicable laws.

Except for the family relationship of Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony and Mr. Lau Sak Yuk, Andy as disclosed in biographical details on page 7 there is no other relationship (including financial, business, family or other material relationship) among the members of the Board.

The full Board meets no less than four times a year to review the financial and operating performance of the Group. Additional board meetings were held when necessary. Due notice and board papers were given to all directors prior to the meeting in accordance with the Listing Rules and the Code. The Board has established procedure to enable directors, upon reasonable request, to seek independent professional advice in appropriate circumstances at the Company's expenses.

董事局 *(續)*

於截至二零零六年三月三十一日止財政年度，曾舉行四次董事局例會。每名董事之出席記錄呈列如下。曾舉行三十一次額外董事局會議，執行董事均有出席，以處理本公司日常業務及營運事宜。上述會議處理之所有事務均按照適用法例及規條妥為記錄及存檔。

BOARD OF DIRECTORS *(Continued)*

There were four regular Board meetings held in the financial year ended 31 March 2006. The attendance record of each director is shown below. Thirty one additional Board meetings were held with the presence of executive directors only to transact the day to day business and operation of Company. All business transacted at the above meetings are well-documented and maintained in accordance with applicable laws and regulations.

董事姓名	Name of director	出席董事局例會次數 No. of regular board meetings attended
劉錫康	Philip Lau Sak Hong	4
劉錫淇	Anthony Lau Sak Kai	4
劉錫澳	Andy Lau Sak Yuk	4
韓相田	Peter Hon Sheung Tin	4
何厚鏘	Norman Ho Hau Chong	3
陳澤仲	Chan Chak Chung	4
卓育賢	Winston Calptor Chuck	3

董事進行證券交易

本公司已採納上市規則附錄10所載上市發行人董事進行證券交易的標準守則（「標準守則」），作為董事進行證券交易的操守守則。

本公司向全體董事作出具體查詢，彼等於截至二零零六年三月三十一日止年度一直遵守標準守則。

此外，董事局亦制定書面規條，其條款不寬鬆於本公司高級管理人員買賣本公司證券之標準守則。

DIRECTORS' SECURITIES TRANSACTIONS

The Company had adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("the Model Code"), as the code of conduct regarding director's securities transactions.

The Company has made specific enquiry of all directors that they have complied with the Model Code throughout the year ended 31 March 2006.

In addition, the Board also established written guidelines on no less exacting terms than the Model Code for senior management of the Company in respect of their dealings in the securities of the Company.

董事局委員會

為加強董事局職能及提升其專業知識，已於董事局轄下成立兩個董事局委員會，分別為審核委員會及薪酬委員會，各自履行不同職能。

BOARD COMMITTEES

To strengthen the functions of the Board and to enhance its expertise, there are two Board committees namely, the Audit Committee and Remuneration Committee formed under the Board, with each performing different functions.

審核委員會

本公司已成立審核委員會，由何厚鏘先生主持，並制定職權範圍，以遵照香港會計師公會所頒佈「有效運作審核委員會之準則」(「A Guide for Effective Audit Committees」)所載推薦建議以及上市規則企業管治常規守則所載守則條文。其他成員為韓相田及陳澤仲。

審核委員會每年與高級管理人員及外聘核數師會面不少於兩次。審核委員會之角色及職能包括：審閱本集團所採納會計準則及慣例與其他財務申報事宜；確保本集團財務報告之完整性、準確性及公平性；討論本集團內部監控系統之成效；而最重要的，乃審閱執行董事處理之一切重大事務，特別是關連交易。委員會亦向董事局提供意見及推薦建議，並監管有關外聘核數師之一切事宜，於監察及保障外聘核數師獨立身分方面擔當重要角色。

審核委員會於截至二零零六年三月三十一日止財政年度會面三次。年內所進行工作概述如下：

- 審閱截至二零零五年三月三十一日止年度及截至二零零五年九月三十日止六個月之財務報告；
- 討論內部監控系統成效；
- 審閱核數師法定核數規劃及陳述書；及
- 考慮及批准二零零六年核數費用及核數工作。

每名成員之出席記錄呈列如下。於上述會議處理之所有事務均按照適用法例及規例妥為記錄及存檔。

AUDIT COMMITTEE

The Audit Committee, which is chaired by Mr. Norman Ho Hau Chong, has been established with defined terms of reference in alignment with the recommendations set out in "A Guide for Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants and the code provisions set out in the Corporate Governance Code of the Listing Rules. Other members are Peter Hon Sheung Tin and Chan Chak Chung.

The Audit Committee meets no less than twice a year with the senior management and the external auditors. The role and function of the Audit Committee include: to review the accounting principles and practices adopted by the Group and other financial reporting matters, to assure the completeness, accuracy and fairness of the financial statement of the Group, discuss the effectiveness of the systems of internal control throughout the Group and most importantly, and to review all significant business affairs managed by the executive directors in particular on connected transactions. The Committee also provides advice and recommendations to the Board and oversees all matters relating to the external auditors, and it plays an important role in monitoring and safeguarding the independence of external auditors.

The Audit Committee met three times during the financial year ended 31 March 2006. Set out below is the summary of work done during the year:

- to review the financial statements for the year ended 31 March 2005 and for the six months ended 30 September 2005;
- to discuss on the effectiveness of the internal control system;
- to review of the auditors' statutory audit plan and the letters of representation; and
- to consider and approve the 2006 audit fees and audit work.

The attendance record of each member is shown below. All business transacted at the above meetings are well-documented and maintained in accordance with applicable laws and regulations.

審核委員會會員姓名	Name of audit committee member	出席審核委員會會議次數 No. of audit committee meetings attended
何厚鏘	Norman Ho Hau Chong	2
韓相田	Peter Hon Sheung Tin	3
陳澤仲	Chan Chak Chung	3

薪酬委員會

本公司已成立薪酬委員會，由韓相田先生主持，並制定職權範圍成立。其他成員為陳澤仲先生及卓育賢先生。

本公司旨在制定適當薪酬政策，以吸引及留聘本集團成功營運所需行政人員，並激勵行政人員推行適當發展策略，同時評核員工個別表現。薪酬應反映個別員工之表現、職務難度及職責；而薪酬組合之結構將涵蓋薪金、花紅及購股權計劃，為董事及高級管理人員提供獎勵，以提升彼等個別表現。

薪酬委員會之角色及職能包括制定薪酬政策、每年審閱薪酬政策及就此向董事局提供推薦建議，以及釐定執行董事薪酬。

薪酬委員會於年內所進行工作概述如下:

- 審閱二零零五／二零零六年薪酬政策；及
- 審閱執行董事及獨立非執行董事之薪酬。

薪酬委員會於截至二零零六年三月三十一日止財政年度會面一次，韓相田先生及卓育賢先生均出席會議。

其他資料

董事局並無成立提名委員會。根據本公司之章程細則，董事局有權不時及隨時委任任何人士出任董事，以填補臨時空缺或成為董事局新增成員。於評核新董事提名時，董事局將考慮獲提名人士履歷、能力及向本公司作出之潛在貢獻。截至二零零六年三月三十一日止財政年度，董事局成員並無變動。

REMUNERATION COMMITTEE

The Remuneration Committee which is chaired by Mr. Peter Hon Sheung Tin, has been established with defined terms of reference. Other members are Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

The Company aims to design remuneration policies that attract and retain executive needed to run the Group successfully and to motivate executives to pursue appropriate growth strategies whilst taking into account performance of the individual. The remuneration should reflect performance, complexity and responsibility of the individual; and the remuneration package will be structured to include salary, bonus and share options scheme to provide incentives to directors and senior management to improve their individual performances.

The role and function of the Remuneration Committee include formulation of the remuneration policy, review and recommending to the Board the annual remuneration policy, and determination of the remuneration of the executive directors.

Set out below is the summary of work of the Remuneration Committee done during the year:

- to review the remuneration policy for 2005/2006; and
- to review the remuneration of the executive directors and the independent non-executive directors.

The Remuneration Committee meets once during the financial year ended 31 March 2006 with the presence of Mr. Peter Hon Sheung Tin and Mr. Winston Calptor Chuck.

OTHER INFORMATION

The Board of Directors has not established a nomination committee. According to the Bye-laws of the Company, the Board has the power from time to time and at any time to appoint any person as a director either to fill a casual vacancy or as an addition to the Board. In assessing nomination of new directors, the Board will take into consideration of the nominee's qualification, ability and potential contributions to the Company. There was no change of the composition of the Board during financial year ended 31 March 2006.

核數師酬金

德勤•關黃陳方會計師行於截至二零零六年三月三十一日止年度向本集團提供服務所涉及酬金分析如下:

AUDITOR'S REMUNERATION

The remuneration in respect of services provided by Deloitte Touche Tohmatsu for the Group for the year ended 31 March 2006 are analysed as follows:

		二零零六年 三月三十一日 **31 March 2006** *港元* ***HK$***	二零零五年 三月三十一日 31 March 2005 *港元* *HK$*
核數服務	Audit service	**2,059,000**	1,772,000
非核數服務	Non audit service	**90,300**	245,300

就非核數服務而言，指就稅務諮詢服務應付本公司核數師之費用。

In respect of non-audit service, the fees paid to the Company's auditors related to taxation consultancy services.

股東通訊

股東通訊之目的乃為股東提供有關本公司之詳盡資料，致使彼等按知情方式行使作為股東之權利。

本公司利用一系列通訊工具，確保其股東緊貼主要業務發展，當中包括股東週年大會、年報、各種通告、公佈及通函。按股數投票表決之程序已載入隨附召開股東大會通告之本公司通函，並於股東大會由主席宣讀。

於二零零五年股東週年大會上，主席就重選董事等每項獨立事宜分開提呈決議案。董事局主席及審核委員會與薪酬委員會成員已出席二零零五年股東週年大會，解答股東提問。

SHAREHOLDER COMMUNICATION

The objective of shareholder communication is to provide our shareholders with detailed information about the Company so that they can exercise their rights as shareholders in an informed manner.

The Company uses a range of communication tools to ensure its shareholders are kept well informed of key business imperatives. These include annual general meeting, annual report, various notices, announcements and circulars. Procedure for voting by poll has been included in circular of the Company accompanying notice convening general meeting and has been read out by the chairman at the general meeting.

At the 2005 annual general meeting, a separate resolution was proposed by the Chairman in respect of each separate issue, including re-election of directors. The Chairman of the Board of Directors and members of Audit Committee and Remuneration Committee attended the 2005 annual general meeting to answer questions to shareholders.

董事編製財務報告之責任

董事知悉彼等須負責編製財務報告。有關財務報告申報責任之核數師聲明載於核數師報告由第二十五至二十六頁。

DIRECTORS' RESPONSIBILITY FOR PREPARING THE FINANCIAL STATEMENTS

The directors acknowledge that it is their responsibilities in preparing the financial statements. The statement of the auditors about their reporting responsibilities on the financial statements is set out in the Report of the Auditors on pages 25 to 26.

總結

本公司深信，企業管治質素及水平反映本集團業務管理及營運質素。良好的企業管治可確保適當動用資金及有效分配資源，並保障股東利益。管理人員竭誠提倡良好的企業管治慣例，定當努力不懈，致力維持、加強及改善本集團企業管治水平及質素。

CONCLUSION

The Company strongly believes that the quality and standard of corporate governance reflects the quality of the management and the operations of the Group's business. Good corporate governance can safeguard the proper use of funds and effective allocation of resources and to protect shareholders' interests. The management wholeheartedly advocated of the good practice in corporate governance and will try our best to maintain, strengthen and improve the standard and quality of the Group's corporate governance.

董事局同寅謹呈覽本公司及其附屬公司(統稱「集團」)截至二零零六年三月三十一日止年度之年報及經審核之財務報告。

The directors present their annual report and the audited consolidated financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 March 2006.

主要業務

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品,證券買賣及地產發展。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a wide range of electronic products, securities trading and property development.

業績及分配

截至二零零六年三月三十一日止年度之本集團業績載於第二十七頁之綜合損益表。

董事局已宣派中期股息每股3港仙共二千二佰八十二萬六千港元。董事局建議分派末期股息每股3港仙,給予於二零零六年九月十八日名列在股東名冊上之股東。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 March 2006 are set out in the consolidated income statement on page 27.

An final dividend of HK3 cents per share amounting to HK$22,826,000 was paid to the shareholders during the year. The directors recommend the payment of a final dividend of HK3 cents per share to the shareholders whose names appear on the register of members of the Company on 18 September 2006.

投資物業

投資物業之變動情況載於財務報告附註15內。

INVESTMENT PROPERTIES

Details of the movements during the year in the investment properties of the Group are set out in note 15 to the consolidated financial statements.

物業、機器及儀器

本年度,本集團為擴張業務而購入之物業、機器及儀器約為六千三佰一十三萬四千港元。上述及其他有關本集團物業、機器及儀器於本年度內之變動及詳情,已載於財務報告附註16內。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of HK$63,134,000 to expand its business. Details of the movements during the year in the property, plant and equipment of the Group are set out in note 16 to the consolidated financial statements.

股本

於本年內,本公司於香港聯合交易所有限公司(「聯交所」)購回共六佰二十二萬七千五佰股,董事局認為當時公司股票交易價格以每股淨資產值折扣交易,回購股份會增加本公司之每股資產淨值。本公司亦因行使購股權而發行四佰五十萬股新股。

股本之變動情況載於財務報告附註35內。

SHARE CAPITAL

During the year, the Company repurchased a total of 6,227,500 of its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors considered that, as the Company's shares were trading at a discount to the net asset value per share, the repurchases would increase the net asset value per share of the Company. The Company also issued 4,500,000 new shares as a result of the exercise of options.

Details of the movements during the year in the share capital are set out in note 35 to the consolidated financial statements.

可供分派儲備

根據1981百慕達公司法，除累計溢利外，本公司之實繳盈餘亦可分派予股東。惟本公司不能在下列情況從實繳盈餘中宣派或支付股息或作出分派：

(a) 作出分派後無法或將會無法償還到期之債務；或

(b) 其資產之可變現價值較負債、已發行股份及股份溢價之總和為低。

董事局認為在結算日本公司可供分派之儲備包括實繳盈餘七千五佰二十六萬三千港元（二零零五年：七千五佰二十六萬三千港元）及累計溢利四千六佰萬二千港元（二零零五：九千三佰六十九萬七千港元）。

DISTRIBUTABLE RESERVES OF THE COMPANY

In addition to accumulated profits, under The Companies Act 1981 of Bermuda, contributed surplus is also available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the directors, the Company's reserves available for distribution at the balance sheet date consisted of contributed surplus of HK$75,263,000 (2005: HK$75,263,000) and accumulated profits of HK$46,002,000 (2005: HK$93,697,000).

董事及董事服務合約

於本年度及截至本報告日期為止之董事如下：

執行董事：
劉錫康
劉錫淇
劉錫澳

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

劉錫澳先生，韓相田先生及何厚鏘先生將依照本公司之章程細則第82條於即將召開之股東週年大會上告退，及有資格膺選連任。

擬於即將召開之股東週年大會被提名膺選連任之任何董事，概無與本公司或其附屬公司訂有本集團不可於一年內毋須補償（法定賠償除外）而終止之服務合約。

獨立非執行董事之委任期限為二年直至二零零七年九月三十日及依照本公司細則用輪值告退方法委任。

DIRECTORS AND SERVICE CONTRACTS

The directors during the year and up to the date of this report were:

Executive directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive director:
Hon Sheung Tin, Peter

Independent non-executive directors:
Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

In accordance with the Company's Bye-law 82, Lau Sak Yuk, Andy, Hon Sheung Tin, Peter and Ho Hau Chong, Norman will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

None of the director being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

Independent non-executive directors have been appointed for a term of two years until 30 September 2007 and are subject to retirement by rotation as required by the Company's Bye-laws.

董事之合約利益及關連交易

於本年度內，劉錫康先生，本公司主要股東，為本集團之一項非上市持作買賣投資之減值提供個人擔保額達一千伍佰萬港元。（二零零五年：一千伍百萬港元）。

於本年結日或本年度任何時間內，本公司或其附屬公司並未與任何董事訂立重要合約而使彼等直接或間接地獲得重大利益。

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

During the year, Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2005: HK$15 million).

Save as disclosed above, no contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之證券權益

截至二零零六年三月三十一日，根據證券及期貨條例（「證券及期貨條例」）第XV部該部份要求依照證券及期貨條例第XV部之第七及八部份之定義（包括根據證券及期貨條例之定義，他們持有或被視為持有權益或淡倉）或按本公司根據證券及期貨條例第352條而設之登記冊所記錄，或根據上市公司董事進行證券交易的標準守則另行通知本公司及聯交所，各董事及主要行政人員於本公司及聯繫公司之股份中之權益及淡倉如下：

DIRECTORS' INTERESTS IN SECURITIES

As at 31 March 2006, the interests and short positions of the directors or chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") to be notified to the Company and the Stock Exchange were as follows:

董事姓名	Name of director	長倉／淡倉 Long position/ short position	身份 Capacity	持股數目 Number of shares held	持股百份比 Approximate percentage of shareholding
執行董事：	**Executive directors:**				
劉錫康	Lau Sak Hong, Philip	長倉 Long position	實益擁有人 Beneficial owner	70,284,072	9.24%
			擁有被控公司之權益 *(附註a)* Interest of controlled corporation *(note a)*	3,018,090	0.40%
			擁有被控公司之權益 *(附註b)* Interest of controlled corporation *(note b)*	10,100,415	1.33%
			信託基金持有 *(附註c)* Held by trust *(note c)*	168,114,050	22.09%
				251,516,627	33.06%

董事之證券權益 *(續)*

DIRECTORS' INTERESTS IN SECURITIES *(Continued)*

董事姓名	Name of director	長倉／淡倉 Long position/ short position	身分 Capacity	持股數目 Number of shares held	持股百份比 Approximate percentage of shareholding
劉錫淇	Lau Sak Kai, Anthony	長倉 Long position	實益擁有人 Beneficial owner	37,265,929	4.90%
			擁有被控公司之權益 *(附註a)* Interest of controlled corporation *(note a)*	3,018,090	0.40%
			擁有被控公司之權益 *(附註b)* Interest of controlled corporation *(note b)*	10,100,415	1.33%
				50,384,434	6.63%
劉錫澳	Lau Sak Yuk, Andy	長倉 Long position	實益擁有人 Beneficial owner	35,059,108	4.61%
			擁有被控公司之權益 *(附註a)* Interest of controlled corporation *(note a)*	3,018,090	0.40%
			擁有被控公司之權益 *(附註b)* Interest of controlled corporation *(note b)*	10,100,415	1.33%
				48,177,613	6.34%
非執行董事:	**Non-executive director:**				
韓相田	Hon Sheung Tin, Peter	長倉 Long position	實益擁有人 Beneficial owner	194,645	0.03%
獨立非執行董事:	**Independent non-executive director:**				
卓育賢	Chuck Winston Calptor	長倉 Long position	實益擁有人 Beneficial owner	770,000	0.10%

董事之證券權益（續）

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳（連同其他家族成員簡稱「劉氏家族」）實益擁有之公司K.K. Nominees Limited持有。

(b) 該等股份乃透過由劉氏家族實益擁有之公司Wincard Management Services Limited持有。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation直接或間接持有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，於二零零六年三月三十一日並未有任何董事或主要行政人員於本公司或有關公司依據證券及期貨條例第十五條七及八部份規定須予存置之登記冊所載記錄顯示或根據上市公司條例第352條董事進行證券交易標準守則須知會本公司及聯交所擁有權益。

DIRECTORS' INTERESTS IN SECURITIES *(Continued)*

Notes:

(a) These shares are held by K.K. Nominees Limited, a company which is beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau's family").

(b) These shares are held by Wincard Management Services Limited, a company which is beneficially owned by the Lau's family.

(c) These shares are beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, as at 31 March 2006, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

購股權計劃

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之購股權計劃「計劃」。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與該計劃人仕包括員工，非執行董事，商品或服務供應商，顧客，諮詢人或顧問以及集團公司股東。

根據該計劃，購股權最高可授出股份之總數，不得超過於計劃獲通過之日已發行股份之10%而整體已授出及可行使購股權股份數目不可超過當時已發行股份之30%。

於購股權授出之日的十二個月內，各參與者（主要股東，獨立非執行董事及其親屬除外）行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

SHARE OPTIONS

The Company's share option scheme was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Scheme") for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultant and shareholders of any member of the Group.

The maximum number of shares options which may be issued upon exercise of all options to be granted under the Scheme must not, in aggregate, exceed 10% of the shares in issue while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant (except substantial shareholder, independent non-executive director, or their respective associates) in any 12 month period up to the date of the grant shall not exceed 1% of the shares in issue.

購股權計劃 *(續)*

購股權可行使期限由董事局決定，惟不可於授出日起計超過五年。承授人可於購股權限內任何時間行使購股權。

購股權之股份認購價由董事局決定，惟有關價格不得低過(i)於授予購股權當日，股份之收市價；(ii)授出日期前連續五個交易日股份平均收市價；或(iii)股份於授出日期之面值以最高者計算。

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

本年度，根據計劃已授予之購股權變動情況如下：

SHARE OPTIONS *(Continued)*

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 5 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The consideration for the grant is HK$1 and it will in no circumstance be refundable.

The movements of the options granted to certain employees of the Group under the Scheme were as follows:

		購股權數目 **Number of share options**			
擬予日期 Date of grant	**行使價 Exercise price** *港元 HK$*	**於二零零五年四月一日之購股權數目 Outstanding as at 1.4.2005**	**在本年內授予購股權數目 Granted during the year**	**本年度內行使購股權數目 Exercised during the year**	**於二零零六年三月三十一日購股權數目 Outstanding as at 31.3.2006**
2.5.2003	0.40	4,700,500	–	3,000,000	1,700,500
10.10.2003	0.86	15,144,000	–	–	15,144,000
24.8.2004	0.808	3,000,000	–	–	3,000,000
2.11.2004	0.814	2,650,000	–	–	2,650,000
7.2.2005	0.67	1,500,000	–	1,500,000	–
22.12.2005	0.80	–	4,910,000	–	4,910,000
5.1.2006	0.89	–	19,160,000	–	19,160,000
		26,994,500	24,070,000	4,500,000	46,564,500

本年度內根據計劃，本公司沒有授予購股權予董事。

No share options were granted to the directors of the Company pursuant to the Scheme during the year.

購股權計劃 *(續)*

附註：

(a) 以上購股權由授出日起五年內行使。

(b) 本年度並無購股權失效或取消。

(c) 行使購股權當日之前一日，加權平均收市價為每股0.94港元。

(d) 於二零零五年十二月二十二日購股權授出日之前一日，收市價為每股0.80港元。

(e) 於二零零六年一月五日購股權授出日之前一日，收市價為每股0.89港元

SHARE OPTIONS *(Continued)*

Notes:

(a) The above options were granted for an exercise period of five years from the date of grant of the options.

(b) No option was lapsed or cancelled during the year.

(c) The weighted average closing price per share immediately before the dates on which the options were exercised was HK$0.94.

(d) The closing price per share immediately before 22 December 2005, the date on which the options were granted, was HK$0.80.

(e) The closing price per share immediately before 5 January 2006, the date on which the options were granted, was HK$0.89.

購買股份或債券之安排

除根據本公司購股權計劃授予用以認購本公司股份之購股權外，本公司或其任何附屬公司於本年度內概無參與任何安排，使董事能藉此獲得本公司或其他任何法人團體之股份或債券而獲得利益。

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than option holdings disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

主要股東

於二零零六年三月三十一日，根據本公司按證券及期貨條例第336條第十五部份規定而設置之主要股東權益及淡倉登記冊記錄所顯示，以下人仕(除上述披露有關董事所持之權益外)持有本公司已發行股本及相關股份百分之五或以上之股份權益：

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2006, the following person, other than the interest disclosed above in respect of the directors, had interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholders' interests in shares and short positions required to be kept under Section 336 of Part XV of the SFO:

姓名	Name	持有普通股份數目 Number of ordinary shares in which interested	佔已發行股本之百分比 % of total issued shares
李裕章	Lee Yu Chiang	42,140,878	5.54%

除上述外，於二零零六年三月三十一日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在本公司之股份及相關股份中擁有任何權益及淡倉。

Save as mentioned above and in section of "Directors' Interests in Securities", as at 31 March 2006, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares of the Company.

購買、出售或贖回上市證券

本年度內，本公司在香港聯合交易所有限公司（「聯交所」）購回本公司股份詳情如下：

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased its shares on the Stock Exchange as follows:

月份	Month	購回每股0.40港元股份數目 Number of shares of HK$0.40 each repurchased	每股價格 Price per share 最低價 Lowest 港元 HK$	最高價 Highest 港元 HK$	總額 Aggregate consideration 千港元 HK$'000
二零零五年四月	April 2005	385,000	0.67	0.68	260
二零零五年五月	May 2005	417,500	0.68	0.69	284
二零零五年六月	June 2005	700,000	0.68	0.70	483
二零零五年八月	August 2005	1,082,500	0.58	0.58	628
二零零五年九月	September 2005	1,800,000	0.56	0.59	1,040
二零零五年十月	October 2005	1,642,500	0.56	0.59	944
二零零五年十一月	November 2005	200,000	0.69	0.69	138
		6,227,500			3,777

該等購回股份已全部註銷，而本公司已發行股本之面值亦相應減低。購回股份之溢價總額已在累計溢利中扣除。而相等於購回及註銷股份面值則由累計溢利轉撥往股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

股份優先購買權

本公司之公司細則或百慕達法例均無對優先購買權作出任何限制，故本公司毋需按比例向現有股東發售新股。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda.

主要供應商與客戶

本集團最大及首5間最大之客戶分別佔本集團營業總額17.34%及47.27%。

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 17.34% and 47.27% respectively of the Group's total turnover for the year.

本集團最大首5間之供應商佔本集團購貨總額少於30%。

Aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the total purchases.

除上文所披露外，本公司董事或其關聯人仕或任何股東（據董事所知持有本公司股份多於5%）在五大客戶中並無持有任何權益。

Save as disclosed above, none of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers.

薪酬政策

本集團僱員之薪酬政策乃基於僱員之表現、資歷及能力。董事之酬金由薪酬委員會參照本公司之營運業績、個別僱員表現及可比市場數據而釐定。概無任何董事或其任何聯繫人士以及高層僱員參與釐定本身薪酬。

EMOLUMENT POLICY

The emolument policy regarding the employees of the Group is based on their merit, qualifications and competence. The emoluments of the directors are reviewed by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics. No director, or any of his associates, and executive is involved in dealing his own remuneration.

本公司已採納一項購股權計劃作為對董事及合資格員工之獎勵，該計劃詳情列於綜合財務報表附註36。

The Company has adopted a share option scheme as an incentive to directors and eligible employees, details of the scheme is set out in note 36 to the consolidated financial statements.

年度之獨立確認書

本公司已接獲各獨立非執行董事根據上市規則第3.13條而發出之年度獨立確認書。本公司認為所有獨立非執行董事均為獨立人士。

ANNUAL CONFIRMATION OF INDEPENDENCE

The Company has received the annual confirmation of independence from each of the independent non-executive directors as required under Rule 3.13 of the Listing Rules. The Company considered all independent non-executive directors to be independent.

充足公眾持股量

本公司於截至二零零六年三月三十一日止年度內一直維持充足之公眾持股量。

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficient public float throughout the year ended 31 March 2006.

結算日後事項

結算日後事項之詳情列於綜合財務報表附註43。

POST BALANCE SHEET EVENT

Details of the post balance sheet event are set out in note 43 to the consolidated financial statements.

核數師

由截至二零零三年及二零零四年三月三十一日止之會計年度，本公司之核數師由摩斯倫•馬賽會計師事務所擔任，而截至二零零五年及二零零六年三月三十一日止之會計年度則由德勤•關黃陳方會計師行擔任。

AUDITORS

For the two years ended 31 March 2003 and 2004, Messrs. Moores Rowland Mazars acted as auditors of the Company while Messrs. Deloitte Touche Tohmatsu acted as auditors of the Company for the two years ended 31 March 2005 and 2006.

有關重選德勤•關黃陳方會計師行為本公司核數師之決議案將於即將召開之股東週年大會上提呈。

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

承董事局命
主席
劉錫康

香港，二零零六年七月二十四日

On behalf of the Board
Lau Sak Hong, Philip
CHAIRMAN

Hong Kong, 24 July 2006

Deloitte.
德勤

致Starlight International Holdings Limited
(升岡國際有限公司)
(於百慕達註冊成立之有限公司)
全體股東

本核數師以下簡稱「本所」已完成審核載於第二十七頁至一零八頁按照香港普遍接納之會計準則編製之財務報告。

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平之綜合財務報告。在編製該等財務報告時，董事必須貫徹採用合適之會計政策。

本所之責任是根據本所審核工作之結果及百慕達公司法第90條，對該等財務報告表達獨立的意見，並僅向股東作出報告，而不作其他用途。本所不會就本報告之內容對任何其他人士承擔義務或法律責任。

意見之基礎

本所是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作之重大估計和判斷及所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本所在策劃和進行審核工作時，均以取得一切本所認為必需之資料及解釋為目標，使本所能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本所亦已衡量該等財務報告所載之資料在整體上是否足夠。本所相信，本所之審核工作已為下列意見建立了合理之基礎。

TO THE SHAREHOLDERS OF
STARLIGHT INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Starlight International Holdings Limited (the "Company") and its subsidiaries (the "Group") from pages 27 to 108 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of The Companies Act of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本所認為該等綜合財務報告均真實與公平地反映　貴公司及　貴集團於二零零六年三月三十一日之財政狀況及　貴集團截至該日止年度之溢利和現金流量，並已按照香港公司條例之披露要求而妥善編製。

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 March 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

德勤•關黃陳方會計師行
執業會計師

香港
二零零六年七月二十四日

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
24 July 2006

		附註 Notes	2006 千港元 HK$'000	2005 千港元 HK$'000 (重列) (Restated)
營業額	Turnover	7	**1,820,300**	1,647,423
銷售成本	Cost of sales		**(1,550,672)**	(1,460,028)
毛利	Gross profit		**269,628**	187,395
其他收益	Other income	8	**26,330**	32,524
分銷成本	Distribution costs		**(97,757)**	(59,614)
行政費用	Administrative expenses		**(100,494)**	(95,898)
投資物業之公平價值增加	Increase in fair value of investment properties	15	**2,691**	7,290
已確認衍生金融工具之溢利	Realised gain on derivative financial instruments		**1,411**	983
衍生金融工具之公平價值減少	Decrease in fair value of derivative financial instruments		**(16)**	–
可供買賣之投資證券之公平價值增加	Increase in fair value of investments held for trading		**952**	–
投資證券之減值虧損	Impairment loss recognised in respect of investment securities		**–**	(1,047)
其他投資之未變現虧損	Unrealised holding loss on other investments		**–**	(5,073)
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries		**–**	(2,688)
財務費用	Finance costs	9	**(11,975)**	(6,726)
應佔聯營公司虧損	Share of losses of associates		**(79)**	(378)
除稅前溢利	Profit before taxation	10	**90,691**	56,768
稅項	Taxation	12	**(11,452)**	(5,694)
本年度溢利淨額	Profit for the year		**79,239**	51,074
下列人士應佔：	Attributable to:			
本公司股東	Shareholders of the Company		**79,141**	50,526
少數股東權益	Minority interests		**98**	548
			79,239	51,074
股息	Dividends paid	13	**37,970**	42,033
			港仙 HK cents	港仙 HK cents (重列) (Restated)
每股盈利	Earnings per share	14		
－基本	– Basic		**10.4**	6.6
－攤薄	– Diluted		**10.3**	6.6

At 31 March 2006 於二零零六年三月三十一日

		附註 Notes	2006 千港元 HK$'000	2005 千港元 HK$'000 (重列) (Restated)
非流動資產	Non-current assets			
投資物業	Investment properties	15	**76,500**	61,100
物業、機器及儀器	Property, plant and equipment	16	**294,734**	292,658
預付地價	Prepaid lease payments	17	**4,257**	4,378
產品發展成本	Product development costs	18	**1,300**	1,646
商譽	Goodwill	19	**9,149**	9,149
應佔聯營公司權益	Interest in associates	22	**1,701**	1,780
可供出售之金融資產	Available-for-sale investments	23	**24,099**	–
證券投資	Investments in securities	24	**–**	24,134
遞延税項資產	Deferred tax assets	34	**1,929**	42
收購子公司之訂金	Deposit for acquisition of subsidiaries	38	**15,537**	–
			429,206	394,887
流動資產	Current assets			
存貨	Inventories	26	**376,034**	303,770
待售物業	Properties for sale	27	**1,453**	1,453
應收賬項、按金及預付款項	Debtors, deposits and prepayments	28	**293,323**	178,738
預付地價	Prepaid lease payments	17	**121**	121
應收聯營公司賬項	Amounts due from associates	29	**2,940**	2,919
可收回税款	Taxation recoverable		**2,089**	2,665
可供出售之投資	Available-for-sale investments	23	**150**	–
持作買賣之投資	Investments held for trading	30	**27,767**	–
證券投資	Investments in securities	24	**–**	33,737
衍生金融工具	Derivative financial instruments	25	**4,659**	–
銀行結存及現金	Bank balances and cash	31	**81,745**	57,551
			790,281	580,954
流動負債	Current liabilities			
應付賬項及應計費用	Creditors and accrued charges	32	**252,391**	176,290
應付聯營公司賬項	Amount due to an associate	29	**2,809**	2,809
衍生金融工具	Derivative financial instruments	25	**454**	–
應付税項	Taxation payable		**4,478**	546
一年內到期之貸款	Borrowings – amount due within one year	33	**220,792**	108,602
銀行透支	Bank overdrafts		**2,311**	1,551
			483,235	289,798
流動資產淨值	Net current assets		**307,046**	291,156

		附註 Notes	2006 千港元 HK$'000	2005 千港元 HK$'000 (重列) (Restated)
總資產減流動負債	Total assets less current liabilities		**736,252**	686,043
非流動負債	Non-current liabilities			
遞延税項負債	Deferred tax liabilities	34	**7,558**	2,676
資產淨值	Net assets		**728,694**	683,367
資本及儲備	Capital and reserves			
股本	Share capital	35	**304,352**	305,043
儲備	Reserves		**422,825**	376,771
本公司股權持有人應佔總權益	Equity attributable to shareholders of the Company		**727,177**	681,814
少數股東權益	Minority interests		**1,517**	1,553
總權益	Total equity		**728,694**	683,367

第二十七頁至一零八頁所載之財務報告書，經於二零零六年七月二十四日由董事局核准及授權刊發，並由下列董事代表簽署：

The financial statements on pages 27 to 108 were approved and authorised for issue by the Board of Directors on 24 July 2006 and are signed on its behalf by:

劉錫康	**劉錫淇**
Lau Sak Hong, Philip	**Lau Sak Kai, Anthony**
主席兼董事總經理	*董事*
CHAIRMAN AND MANAGING DIRECTOR	*DIRECTOR*

		股本 Share capital 千港元 HK$'000	股份溢價 Share premium 千港元 HK$'000	合併儲備 Merger reserve 千港元 HK$'000	負商譽 Negative goodwill 千港元 HK$'000	商譽 Goodwill reserve 千港元 HK$'000	投資重估儲備 Investment revaluation reserve 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 KS'000	購股權儲備 Share option reserve 千港元 HK$'000	股本贖回贖回儲備 Capital redemption reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	本公司股東應佔 Attributable to shareholders of the Company 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零四年四月一日	At 1 April 2004														
–先前呈報	– as originally stated	302,888	83,782	37,138	11,571	(3,688)	–	1,682	5,818	–	46,985	182,792	668,968	1,365	670,333
–因會計政策變動而產生之前期調整 (附註2及3)	– effects of changes in accounting policies (notes 2 and 3)	–	–	–	–	–	–	–	–	–	–	(1,288)	(1,288)	–	(1,288)
–重列	– as restated	302,888	83,782	37,138	11,571	(3,688)	–	1,682	5,818	–	46,985	181,504	667,680	1,365	669,045
兑換海外業務所產生之匯兑差額及收入直接在權益確認	Exchange difference arising on translation of foreign operations and income directly recognised in equity	–	–	–	–	–	–	–	4,308	–	–	–	4,308	(360)	3,948
本年度溢利	Profit for the year	–	–	–	–	–	–	–	–	–	–	50,526	50,526	548	51,074
本年度總確認收入及支出	Total recognised income and expense for the year	–	–	–	–	–	–	–	4,308	–	–	50,526	54,834	188	55,022
		302,888	83,782	37,138	11,571	(3,688)	–	1,682	10,126	–	46,985	232,030	722,514	1,553	724,067
因行使購股權發行之股份	Issue of shares upon exercise of share options	2,982	–	–	–	–	–	–	–	–	–	–	2,982	–	2,982
購回股份之溢價	Premium on repurchase of shares	–	–	–	–	–	–	–	–	–	–	(822)	(822)	–	(822)
購回股份	Repurchase of shares	(827)	–	–	–	–	–	–	–	–	–	–	(827)	–	(827)
購回股份產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	–	–	–	–	–	–	–	827	(827)	–	–	–
已付股息	Dividends paid	–	–	–	–	–	–	–	–	–	–	(42,033)	(42,033)	–	(42,033)
於二零零五年三月三十一日	At 31 March 2005	305,043	83,782	37,138	11,571	(3,688)	–	1,682	10,126	–	47,812	188,348	681,814	1,553	683,367
採用新會計政策所產生之期初餘額 (附註2及3)	Opening balance adjustments arising from adoption of new accounting policies (notes 2 and 3)	–	–	–	(11,571)	–	–	–	–	–	–	11,571	–	–	–
於二零零五年四月一日，重列	At 1 April 2005, as restated	305,043	83,782	37,138	–	(3,688)	–	1,682	10,126	–	47,812	199,919	681,814	1,553	683,367
計入權益之可供出售投資公平值減少	Decrease in fair value of available-for-sale investments	–	–	–	–	–	(35)	–	–	–	–	–	(35)	–	(35)
租賃物業撥入投資物業之公平值增加 (附註16)	Increase in fair value of leasehold properties transferred to investment properties (note 16)	–	–	–	–	–	–	325	–	–	–	–	325	–	325
兑換海外業務所產生之匯兑差額	Exchange difference arising on translation of foreign operations	–	–	–	–	–	–	–	2,082	–	–	–	2,082	(134)	1,948

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

		股本 Share capital 千港元 HK$'000	股份溢價 Share premium 千港元 HK$'000	合併儲備 Merger reserve 千港元 HK$'000	負商譽 Negative goodwill 千港元 HK$'000	商譽 Goodwill reserve 千港元 HK$'000	投資重估儲備 Investment revaluation reserve 千港元 HK$'000	其他物業重估儲備 Other property revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 K$'000	購股權儲備 Share option reserve 千港元 HK$'000	股本贖回贖回儲備 Capital redemption reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	本公司股東應佔 Attributable to shareholders of the Company 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	總計 Total 千港元 HK$'000
收入及支出之淨額在股本權益直接確認	Net income and expenses recognised directly in equity	–	–	–	–	–	(35)	325	2,082	–	–	–	2,372	(134)	2,238
本年度溢利	Profit for the year	–	–	–	–	–	–	–	–	–	–	79,141	79,141	98	79,239
本年度總確認收入及支出	Total recognised income and expense for the year	–	–	–	–	–	(35)	325	2,082	–	–	79,141	81,513	(36)	81,477
		305,043	83,782	37,138	–	(3,688)	(35)	2,007	12,208	–	47,812	279,060	763,327	1,517	764,844
在股本權益確認以股本結算之股份付款	Recognition of equity settled share based payments	–	–	–	–	–	–	–	–	3,392	–	–	3,392	–	3,392
因行使購股權發行之股份	Issue of shares upon exercise of share options	1,800	405	–	–	–	–	–	–	–	–	–	2,205	–	2,205
購回股份之溢價	Premium on repurchase of shares	–	–	–	–	–	–	–	–	–	–	(1,286)	(1,286)	–	(1,286)
購回股份	Repurchase of shares	(2,491)	–	–	–	–	–	–	–	–	–	–	(2,491)	–	(2,491)
購回股份產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	–	–	–	–	–	–	–	2,491	(2,491)	–	–	–
已付股息	Dividends paid	–	–	–	–	–	–	–	–	–	–	(37,970)	(37,970)	–	(37,970)
於二零零六年三月三十一日	At 31 March 2006	304,352	84,187	37,138	–	(3,688)	(35)	2,007	12,208	3,392	50,303	237,313	727,177	1,517	728,694
於二零零五年三月三十一日	At 31 March 2005														
應歸於：	Attributable to:														
－本公司及附屬公司	– the Company and subsidiaries	305,043	83,782	37,138	11,571	(3,688)	–	1,682	10,315	–	47,812	192,524	686,179	1,553	687,732
－聯營公司	– associates	–	–	–	–	–	–	–	(189)	–	–	(4,176)	(4,365)	–	(4,365)
		305,043	83,782	37,138	11,571	(3,688)	–	1,682	10,126	–	47,812	188,348	681,814	1,553	683,367
於二零零六年三月三十一日	At 31 March 2006														
應歸於：	Attributable to:														
－本公司及附屬公司	– the Company and subsidiaries	304,352	84,187	37,138	–	(3,688)	(35)	2,007	12,397	3,392	50,303	241,568	731,621	1,517	733,138
－聯營公司	– associates	–	–	–	–	–	–	–	(189)	–	–	(4,255)	(4,444)	–	(4,444)
		304,352	84,187	37,138	–	(3,688)	(35)	2,007	12,208	3,392	50,303	237,313	727,177	1,517	728,694

		2006 千港元 HK$'000	2005 千港元 HK$'000 (重列) (Restated)
營運產生之現金	Cash flows from operating activities		
除税前溢利	Profit before taxation	**90,691**	56,768
調整：	Adjustments for:		
應佔聯營公司虧損	Share of losses of associates	**79**	378
產品開發成本攤銷	Amortisation of product development costs	**346**	86
預付租賃款項撥回	Release of prepaid lease payments	**121**	121
物業、機器及儀器折舊	Depreciation and amortisation of property, plant and equipment	**45,383**	46,895
收購附屬公司所產商譽攤銷	Amortisation of goodwill arising on acquisition of subsidiaries	**–**	2,688
投資物業公平值增加	Increase in fair value of investment properties	**(2,691)**	(7,290)
持作買賣投資之股息收益	Dividend income from investments held for trading	**(448)**	–
其他投資之股息收益－上市公司	Dividend income from other investments – listed	**–**	(394)
回購股份經紀佣金	Brokerage expenses on redemption of shares	**30**	8
股本結算之股份付款	Share-based payments	**3,392**	–
銀行及其他貸款利息	Interest on bank and other borrowings	**11,975**	6,723
租購合約承擔之利息	Interest on obligations under a hire purchase contract	**–**	3
利息收入	Interest income	**(534)**	(292)
衍生金融工具公平值減少	Decrease in fair value of derivative financial instruments	**16**	–
持作買賣之投資增加	Increase in fair value of investments held for trading	**(952)**	–
其他投資未確認虧損	Unrealised holding loss on other investments	**–**	5,073
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities	**–**	1,047
出售物業、機器及儀器之虧損	Loss on disposal of property, plant and equipment	**1,133**	105
呆賬撥備	Allowance for doubtful debts	**–**	1,900
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow-moving inventories	**499**	1,367
出售聯營公司溢利	Gain on disposal of an associate	**–**	(142)
集團公司往來賬匯率變動	Effect of foreign exchange rate change on inter-company balances	**1,942**	4,010
營運資本變動之營運產生現金流入	Operating cash flows before movement in working capital	**150,982**	119,054
存貨增加	Increase in inventories	**(72,763)**	(1,430)
待售物業減少	Decrease in properties for sale	**–**	4,705
應收賬款、按金及預付款項（增加）減少	(Increase) decrease in debtors, deposits and prepayments	**(114,585)**	57,866
衍生金融工具增加	Increase in derivative financial instruments	**(4,739)**	–
持作買賣投資／其他投資減少（增加）	Decrease (increase) in investments held for trading/other investments	**6,772**	(7,949)
應付聯營公司賬項增加	Increase in amount due to an associate	**–**	9
應付賬款及應計費用增加（減少）	Increase (decrease) in creditors and accrued charges	**76,619**	(57,810)
客戶訂金增加（減少）	Increase (decrease) in customers' deposits	**–**	(908)

		2006 千港元 HK$'000	2005 千港元 HK$'000 (重列) (Restated)
營運產生之現金	Cash generated from operations	**42,286**	113,537
香港利得稅退回	Hong Kong Profits Tax refunded	**1,958**	–
香港利得稅支付	Hong Kong Profits Tax paid	**(2,263)**	(2,918)
其他地區稅項支出	Taxation in other jurisdictions paid	**(3,644)**	(3,447)
經營業務所得之現金淨額	Net cash from operating activities	**38,337**	107,172
投資業務現金流	Cash flows from investing activities		
購買物業、機器及儀器款項	Purchase of property, plant and equipment	**(63,134)**	(58,042)
支付收購附屬公司之訂金	Payment of deposit for acquisition of subsidiaries	**(15,537)**	–
貸款予聯營公司	Advances to associates	**(21)**	(119)
出售物業、機器及儀器所得款項	Proceeds from disposal of property, plant and equipment	**2,164**	32
已收利息	Interest received	**534**	292
持作買賣投資之股息收入	Dividend income from investments held for trading	**448**	–
其他投資之股息收入	Dividend income from other investments	**–**	394
產品開發成本支付	Product development costs paid	**–**	(1,732)
投資業務所用之現金淨額	Net cash used in investing activities	**(75,546)**	(59,175)
融資業務現金流	Cash flows from financing activities		
已支付股息	Dividends paid	**(37,970)**	(42,033)
已付銀行及其他貸款利息	Interest on bank and other borrowings paid	**(11,975)**	(6,723)
債權貼現貸款(流出)流入之現金淨額	Net cash (outflow) inflow from debt factoring loans	**(7,242)**	1,469
購回股份包括佣金費用	Repurchases of shares including brokerage expenses	**(3,807)**	(1,657)
信托收據及入口貸款現金淨流入(流出)	Net cash inflow (outflow) from trust receipts and import loans and loans related to bills discounted with recourse	**111,687**	(15,842)
短期貸款流入之現金淨額	Net cash inflow from short term loans	**7,745**	9,171
因行使購股權而發行股份之所得款項	Proceeds from issue of shares upon exercise of share options	**2,205**	2,982
償還租購合約之承擔	Repayment of obligations under a hire purchase contract	**–**	(62)
租購合約之承擔利息	Interest on obligations under a hire purchase contract paid	**–**	(3)
融資活動獲得(所用)之現金淨額	Net cash from (used in) financing activities	**60,643**	(52,698)
現金及現金等值之增加(減少)	Net increase (decrease) in cash and cash equivalents	**23,434**	(4,701)
本年初現金及現金等值金額	Cash and cash equivalents at beginning of the year	**56,000**	60,701
年終現金及現金等值金額	Cash and cash equivalents at end of the year	**79,434**	56,000
代表:	Represented by:		
銀行結餘及現金	Bank balances and cash	**81,745**	57,551
銀行透支	Bank overdrafts	**(2,311)**	(1,551)
		79,434	56,000

1. 概述

本公司為於百慕達註冊成立之獲豁免有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司之註冊辦事處地址及主要營業地點於本年報公司資料內披露。

綜合財務報告乃按本公司之功能貨幣港元呈列。

本公司為投資控股公司，其主要附屬公司從事設計、製造及銷售範圍廣泛之電子產品；證券買賣及物業發展之業務。

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information of the annual report.

The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company is an investment holding company. Its principal subsidiaries are engaged in the design, manufacture and sale of a wide range of electronic products, securities trading and property development.

2. 應用新訂／經修訂香港財務報告準則

本集團於本年度首次應用香港會計師公會頒佈之多項新訂或經修訂香港財務報告準則（「香港財務報告準則」）、香港會計準則（「香港會計準則」）及詮釋（「詮釋」）（下文統稱「新訂香港財務報告準則」），該等準則於二零零五年一月一日或以後開始之會計期間生效。採用新訂香港財務報告準則導致綜合收益表、綜合資產負債表及綜合權益變動表之呈報方式有變，特別是少數股東權益之呈報方式已根據香港會計準則第1號「財務報告呈報」之規定作出改動。呈報方式之變動已追溯應用。採用新訂香港財務報告準則導致本集團在以下範疇之會計政策出現影響現行及／或過往會計年度業績之編製及呈報方式之變動。

2. APPLICATION OF NEW/REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new or revised Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations ("INTs") (hereinafter collectively referred to as the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed as required by HKAS 1 "Presentation of financial statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented.

2. 應用新訂／經修訂香港財務報告準則（續）

業務合併

本集團於本年度應用香港財務報告準則第3號「業務合併」（「香港財務報告準則第3號」），適用於協議日期為二零零五年一月一日或以後之業務合併。應用香港財務報告準則第3號對本集團之主要影響概述如下：

商譽

於過往年度，二零零一年四月一日前因收購所產生商譽乃撥入儲備，而於二零零一年四月一日後因收購產生之商譽則撥充資本，並按其估計可用年期攤銷。

自二零零五年四月一日起，早前於儲備確認之商譽繼續撥入儲備，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位出現減值時，轉撥至本集團之累計溢利內。就早前於資產負債表撥充資本之商譽而言，本集團已終止攤銷於二零零五年四月一日以後產生之有關商譽，並最少每年及於進行收購之財政年度內檢測商譽減值。於二零零五年一月一日後因收購產生之商譽於初步確認後按成本減累計減值虧損（如有）計量。就先前於資產負債表撥充資本之商譽而言，本集團撇銷為數七百四十二萬六千港元之相關累計折舊賬面值，而二零零五年四月一日之商譽成本亦相應減少（見附註19）。由於會計政策有變，本年度並無扣除任何商譽攤銷。截至二零零五年三月三十一日止年度之比較數字並無重列（財務影響詳見附註3）。

2. APPLICATION OF NEW/REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Business combinations

In the current year, the Group has applied HKFRS 3 "Business combinations" ("HKFRS 3") which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisition prior to 1 April 2001 was held in reserves, and goodwill arising on acquisition after 1 April 2001 was capitalised and amortised over its estimated useful life.

From 1 April 2005 onwards, goodwill previously recognised in reserves continues to be held in reserves and will be transferred to accumulated profits of the Group at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually and in the financial year in which the acquisition takes place. Goodwill arising on acquisition after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. With respect to goodwill previously capitalised on the balance sheet, the Group eliminated the carrying amount of the related accumulated amortisation of HK$7,426,000 with a corresponding decrease in the cost of goodwill on 1 April 2005 (see note 19). As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for the year ended 31 March 2005 have not been restated (see note 3 for the financial impact).

2. 應用新訂／經修訂香港財務報告準則（續）

業務合併（續）

本集團於被收購公司之可識別資產、負債及或然負債之公平淨值中之權益超出成本之差額（前稱「負商譽」）

根據香港財務報告準則第3號，本集團於被收購公司之可識別資產、負債及或然負債之公平淨值中之權益超出收購成本之差額（「收購折讓」），於進行收購期間即時在損益確認。過往年度，於二零零一年四月一日前因收購產生之負商譽撥入儲備，而於二零零一年四月一日後因收購產生之負商譽則按照計算結餘時之情況分析後自資產扣除並撥回收入。本集團已應用香港財務報告準則第3號之相關過渡條文，早前於儲備確認之負商譽一千一百五十七萬一千港元，已轉撥至本集團於二零零五年四月一日之累計溢利（財務影響詳見附註3）。

股份付款

本集團於本年度應用香港財務報告準則第2號「股份付款」（「香港財務報告準則第2號」），該準則規定倘本集團購入貨品或獲取服務而以股份或股份權利作為交換（「股本結算交易」），或以與指定數目股份或股份權利等值之其他資產作為交換（「現金結算交易」），則須確認有關開支。香港財務報告準則第2號對本集團之主要影響為就授予本公司董事及僱員之購股權於購股權授出日期釐訂之公平值須於歸屬期間支銷。於應用香港財務報告準則第2號前，本集團於購股權獲行使前，不會確認購股權之財務影響。本集團就二零零五年四月一日或以後授出之購股權應用香港財務報告準則第2號。有關於二零零五年四月一日前授出之購股權，本集團選擇不就於二零零二年十一月七日或之前授出而於二零零五年四月一日前已歸屬之購股權應用香港財務報告準則第2號。比較數字並無重列。香港財務報告準則第2號對本年度業績之財務影響在附註3披露。

2. APPLICATION OF NEW/REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Business combinations *(Continued)*

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisition prior to 1 April 2001 was held in reserves, and negative goodwill arising on acquisition after 1 April 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. The Group has applied the relevant transitional provisions in HKFRS 3. Negative goodwill previously recognised in reserves of HK$11,571,000 has been transferred to the Group's accumulated profits on 1 April 2005 (see note 3 for the financial impact).

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based payment" ("HKFRS 2") which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 April 2005. In relation to share options granted before 1 April 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and vested before 1 April 2005. Comparative figures have not been restated. The financial impact of HKFRS 2 on current year results is disclosed in note 3.

2. 應用新訂／經修訂香港財務報告準則（續）

金融工具

本集團於本年度應用香港會計準則第32號「金融工具：披露及呈報」（「香港會計準則第32號」）及香港會計準則第39號「金融工具：確認及計量」（「香港會計準則第39號」）。香港會計準則第32號規定須追溯應用。應用香港會計準則第32號對本集團現行及過往會計年度之金融工具呈報方式並無重大影響。香港會計準則第39號於二零零五年一月一日或以後開始之年度期間生效，一般不容許追溯確認、剔除確認或計量金融資產及負債。實施香港會計準則第32號及香港會計準則第39號之主要影響概述如下：

金融資產及金融負債之分類及計量

本集團就香港會計準則第39號範圍內之金融資產及金融負債分類及計量應用香港會計準則第39號之相關過渡條文。

於二零零五年三月三十一日，本集團根據會計實務準則（「會計實務準則」）第24號「證券投資之會計處理」（「會計實務準則第24號」）之基準分類及計量其債務及股本證券。根據會計實務準則第24號，債務或股本證券投資視適用情況分類為「投資證券」或「其他投資」。「投資證券」按成本值扣除減值虧損（如有）列賬，而「其他投資」則按公平值計算，當中未變現盈虧會計入損益。自二零零五年四月一日起，本集團根據香港會計準則第39號分類及計量其債務及股本證券。根據香港會計準則第39號，金融資產分類為「按公平值計入損益之金融資產」、「可供出售金融資產」或「貸款及應收款項」。「按公平值計入損益之金融資產」及「可供出售金融資產」乃以公平值列賬，而公平值變動分別於損益及股本確認。並無於活躍市場報價且未能可靠計量其公平值之「可供出售股本投資」，以及與有關非上市股本工具掛鈎且必須以交付有關非上市股本工具方式結算之衍生工具，於初步確認後按成本值扣除減值計算。「貸款及應收款項」於初步確認後利用實際利率法按攤銷成本計算。

2. APPLICATION OF NEW/REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial instruments: disclosure and presentation" ("HKAS 32") and HKAS 39 "Financial instruments: recognition and measurement" ("HKAS 39"). HKAS 32 requires retrospective application. The application of HKAS 32 has had no material impact on how the financial instruments of the Group are presented for current and prior accounting years. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of the Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for investments in securities" ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "investment securities" or "other investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. From 1 April 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" are measured at amortised cost using the effective interest method after initial recognition.

2. 應用新訂/經修訂香港財務報告準則 *(續)*

金融工具 *(續)*

金融資產及金融負債之分類及計量(續)

於二零零五年四月一日，本集團根據香港會計準則第39號之過渡條文分類及計量其債務及股本證券。由於採納香港會計準則第39號，本集團將於二零零五年四月一日在綜合資產債表所記錄為數二千四百二十八萬四千港元之「證券投資」重新指定為「可供出售投資」，另三千三百五十八萬七千港元列作買賣投資。截至二零零六年三月三十一日止年度，可供出售投資公平值減少三萬五千港元，已扣自投資重估儲備。

債務及股本證券以外之金融資產及金融負債

自二零零五年四月一日起，本集團按照香港會計準則第39號之規定分類及計量債務及股本證券以外之金融資產及金融負債，該等資產與負債以往不屬會計實務準則第24號範圍內。誠如上文所述，香港會計準則第39號將金融資產分類為「按公平值計入損益之金融資產」、「可供出售金融資產」或「貸款及應收款項」。金融負債一般分類為「按公平值計入損益之金融負債」或「其他金融負債」。按公平值計入損益之金融負債按公平值計量，而公平值變動則直接在損益確認。「其他金融負債」於初步確認後採用實際利率法按攤銷成本列賬。香港會計準則第39號之此等規定對本集團並無任何財務影響。

2. APPLICATION OF NEW/REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Financial instruments *(Continued)*

Classification and measurement of financial assets and financial liabilities (Continued)

On 1 April 2005, the Group classified and measured its debt and equity securities in accordance with the transitional provisions of HKAS 39. As a result of the adoption of HKAS 39, the Group has redesignated "investments in securities" recorded in the consolidated balance sheet at 1 April 2005 amounting to HK$24,284,000 as "available-for-sale investments" and HK$33,587,000 as investments held for trading. During the year ended 31 March 2006, the decrease in fair value of available-for-sale investments of HK$35,000 is charged to investment revaluation reserve.

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", or "loans and receivables". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition. These requirements of HKAS 39 did not have any financial impact to the Group.

2. 應用新訂／經修訂香港財務報告準則（續）

金融工具（續）

衍生工具及對沖

自二零零五年四月一日開始，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作買賣用途或指定用作有效對沖工具者，均須於每個結算日以公平值列賬。根據香港會計準則第39號，衍生工具（包括與非衍生主契約分開列賬之內含衍生工具）均視為持有作買賣用途之金融資產或金融負債，合資格並指定用作有效對沖工具者除外。有關公平值變動之相應調整視乎該等衍生工具是否指定為用作有效對沖工具，在此情況下，則根據被對沖項目之性質作調整。至於視為持作買賣之衍生工具，其公平值之變動則於產生期間之損益確認。本集團之衍生工具被視作持作買賣金融資產或金融負債。過往年度，衍生工具記錄於應付賬款及應計費用。於二零零五年四月一日，衍生金融工具應由應付賬款及應計費用重新分類（見附註3）。

剔除確認

香港會計準則第39號對剔除確認金融資產之準則採取較過往期間嚴格之規定。根據香港會計準則第39號，只有當自資產取得現金流量之合約權利屆滿，或資產已轉讓，而該轉讓符合香港會計準則第39號之剔除確認資格時，方可剔除確認金融資產。有關轉讓是否符合資格剔除確認資產之決定，乃取決於對風險和回報與控制進行之合併測試。本集團已採用相關過渡條文，對二零零五年四月一日以後進行之金融資產轉讓採用經修訂會計政策。因此，本集團並無重列於二零零五年四月一日以前已剔除確認而具有全面追溯權之應收票據。於二零零六年三月三十一日，本集團並無剔除確認具有全面追溯權之應收票據，反而於結算日確認相關借貸六千六百零六萬五千港元。為取得有關借貸產生之相關財務成本已於初步確認時計入該借貸之賬面值內，並採用實際利率法於借貸期攤銷。過往，應收票據賬面值與所獲取所得款項間之差額於產生時即時支銷。此會計政策變動對本年度業績並無重大影響。

2. APPLICATION OF NEW/REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Financial instruments *(Continued)*

Derivatives and hedging

From 1 April 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise. The derivatives of the Group are deemed as held-for-trading financial assets or financial liabilities. In prior years, the derivatives were recorded in creditors and accrued charges. On 1 April 2005, the derivative financial instruments were reclassified from creditors and accrued charges accordingly (see note 3).

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively to transfers of financial assets from 1 April 2005 onwards. As a result, the Group's bill receivables discounted with full recourse which were derecognised prior to 1 April 2005 have not been restated. As at 31 March 2006, the Group's bill receivables discounted with full recourse have not been derecognised. Instead, the related borrowings of HK$66,065,000 have been recognised on the balance sheet date. The relevant finance costs incurred in order to obtain such borrowings are included in the carrying amount of the borrowings on initial recognition and amortised over the terms of the borrowings using the effective interest method. Previously, the difference between the carrying amount of the bill receivables and proceeds received was expensed immediately when incurred. This change in accounting policy has had no material effect on results for the current year.

2. 應用新訂／經修訂香港財務報告準則（續）

業主自用土地租賃權益

過往年度，業主自用租賃土地及樓宇列入物業、廠房及設備，採用成本模式計量。本年度，本集團應用香港會計準則第17號「租賃」（「香港會計準則第17號」）。根據香港會計準則第17號，就租賃分類而言，租賃土地及樓宇之土地和樓宇部分須分開考慮，惟不能可靠在土地和樓宇部分間劃分租賃付款之情況則除外；在此情況下，整項租賃一般視作融資租約處理。倘能可靠在土地和樓宇部分間劃分租賃付款金額，土地租賃權益重新分類為經營租約下預付租賃款項，以成本列賬，並於租約期內按直線法攤銷。此項會計政策之變動已追溯應用（財務影響詳見附註3）。此外，倘土地與樓宇部分間不能可靠劃分，則土地租賃權益繼續入賬列作物業、廠房及設備。

投資物業

於本年度，本集團首次應用香港會計準則第40號「投資物業」（「香港會計準則第40號」）。本集團選用公平值模式將其投資物業入賬，該模式規定投資物業公平值變動所產生盈虧直接於產生年度之損益確認。於過往年度，根據先前會計實務準則，投資物業按公開市值計量，而重估盈餘或虧絀於投資物業重估儲備計入或扣除，除非該儲備之結餘不足以抵銷重估減值，在此情況下，重估減值超出投資物業重估儲備結餘之差額於收益表扣除。倘以往曾於收益表扣除減值，而其後產生重估盈餘，則增值部分計入收益表，惟以過往扣除之減值為限。本集團已應用香港會計準則第40號有關過渡條文，並選擇追溯應用香港會計準則第40號。由於公平值變動之收益已計入收益表，故並無重列二零零五年比較數字。

2. APPLICATION OF NEW/REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases" ("HKAS 17"). Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight line basis. This change in accounting policy has been applied retrospectively (see note 3 for the financial impact). Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment.

Investment properties

In the current year, the Group has, for the first time, applied HKAS 40 "Investment property" ("HKAS 40"). The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under the predecessor SSAP were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation surplus subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 retrospectively. Comparative figures for 2005 have not been restated since the gain on change in fair value has been credited to the income statement already.

2. 應用新訂／經修訂香港財務報告準則(續)

有關投資物業之遞延稅項

於過往年度，有關經重估投資物業之遞延稅項結果按照以往詮釋，透過銷售收回物業賬面值所產生稅項結果為基準評估。於本年度，本集團應用香港常務詮釋委員會詮釋第21號「所得稅－收回經重估不可折舊資產」(「香港常務詮釋委員會詮釋第21號」)，不再假定投資物業賬面值將透過銷售收回。因此，投資物業之遞延稅項結果現時按照本集團預期將於各結算日收回物業之方式所產生稅項結果為基準評估。香港常務詮釋委員會詮釋第21號並無特定過渡條文，此會計政策變動已追溯應用。二零零五年比較數字已重列(財務影響詳見附註3)。

本集團並無提前應用下列已頒佈但尚未生效之新訂準則及詮釋。本公司董事預期，應用此等準則及詮釋將不會對本集團之綜合財務報告構成任何重大影響。

香港會計準則第1號(經修訂)	資本披露[1]
香港會計準則第19號(經修訂)	精算損益、集團計劃及披露[2]
香港會計準則第21號(經修訂)	海外業務之投資淨額[2]
香港會計準則第39號(經修訂)	預測集團內公司間交易之現金流量對沖會計處理[2]
香港會計準則第39號(經修訂)	選擇以公平值入賬[2]
香港會計準則第39號及香港財務報告準則第4號(經修訂)	財務擔保合約[2]
香港財務報告準則第6號	礦產資源勘探及評估[2]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則－詮釋第4號	釐定安排是否包括租賃[2]

2. APPLICATION OF NEW/REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Deferred taxes related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied Hong Kong Standing Interpretations Committee Interpretation 21 "Income taxes – recovery of revalued non-depreciable assets" ("HK(SIC) INT 21") which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) INT 21, this change in accounting policy has been applied retrospectively. Comparative figures for 2005 have been restated (see note 3 for the financial impact).

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the consolidated financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 and HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HKFRS – INT4	Determining whether an arrangement contains a lease[2]

2. 應用新訂/經修訂香港財務報告準則(續)

有關投資物業之遞延稅項(續)

香港財務報告準則-詮釋第5號	終止運作、復原及環境修復基金產生權益之權利[2]
香港(國際財務報告詮釋委員會)-詮釋第6號	參與特定市場-廢棄電力及電子設備產生之負債[3]
香港(國際財務報告詮釋委員會)-詮釋第7號	應用香港會計準則第29號「嚴重通脹經濟的財務報告」項下重列法[4]
香港(國際財務報告詮釋委員會)-詮釋第8號	香港財務報告準則第2號之範圍[5]
香港(國際財務報告詮釋委員會)-詮釋第9號	重新評估內含衍生工具[6]

1 *於二零零七年一月一日或之後開始之年度期間生效。*
2 *於二零零六年一月一日或之後開始之年度期間生效。*
3 *於二零零五年十二月一日或之後開始之年度期間生效。*
4 *於二零零六年三月一日或之後開始之年度期間生效。*
5 *於二零零六年五月一日或之後開始之年度期間生效。*
6 *於二零零六年六月一日或之後開始之年度期間生效。*

2. APPLICATION OF NEW/REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Deferred taxes related to investment properties *(Continued)*

HKFRS-INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC)-INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC)-INT 7	Applying the restatement approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies"[4]
HK(IFRIC)-INT 8	Scope of HKFRS 2[5]
HK(IFRIC)-INT 9	Reassessment of embedded derivatives[6]

1 *Effective for annual periods beginning on or after 1 January 2007.*
2 *Effective for annual periods beginning on or after 1 January 2006.*
3 *Effective for annual periods beginning on or after 1 December 2005.*
4 *Effective for annual periods beginning on or after 1 March 2006.*
5 *Effective for annual periods beginning on or after 1 May 2006.*
6 *Effective for annual periods beginning on or after 1 June 2006.*

3. 會計政策變動之影響概要

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

上述會計政策變動對目前及過往年度業績之影響如下：

The effects of the changes in the accounting policies described above on the results for the current and prior years are as follows:

		2006 **千港元** **HK$'000**	2005 千港元 HK$'000
商譽攤銷減少	Decrease in amortisation of goodwill	**2,688**	–
遞延税項減少（增加）	Decrease (increase) in deferred taxation	**1,258**	(22)
股份付款增加	Increase in share-based payments	**(3,392)**	–
衍生金融工具之公平值減少	Decrease in fair value of derivative financial instruments	**(16)**	–
計入權益之可供出售投資公平值減少	Decrease in fair value of available-for-sale investments charged to equity	**35**	–
年度溢利增加（減少）	Increase (decrease) in profit for the year	**573**	(22)

根據其功能所呈列各項目於本年度之溢利增加（減少）分析如下：

An analysis of the increase (decrease) in profit for the year by line items presented according to their function is as follows:

		2006 **千港元** **HK$'000**	2005 千港元 HK$'000
商譽攤銷減少	Decrease in amortisation of goodwill	**2,688**	–
税項減少（增加）	Decrease (increase) in taxation	**1,258**	(22)
行政開支增加	Increase in administrative expenses	**(3,392)**	–
衍生金融工具之公平值減少	Decrease in fair value of derivative financial instruments	**(16)**	–
計入權益之可供出售投資公平值減少	Decrease in fair value of available-for-sale investments charged to equity	**35**	–
		573	(22)

3. 會計政策變動之影響概要 *(續)*

於二零零五年三月三十一日及二零零五年四月一日應用新訂香港財務報告準則之累計影響如下：

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

The cumulative effects of the application of the new HKFRSs as at 31 March 2005 and 1 April 2005 are summarised below:

		於二零零五年三月三十一日 **At 31 March 2005** 千港元 HK$'000 （如原來列示） (Originally stated)	香港會計準則第1號之影響 **Effect of HKAS 1** 千港元 HK$'000	香港會計準則第17號之影響 **Effect of HKAS 17** 千港元 HK$'000	香港常務詮釋委員會－詮釋第21號之影響 **Effect of HK(SIC) INT-21** 千港元 HK$'000	於二零零五年三月三十一日 **At 31 March 2005** 千港元 HK$'000 （重列） (Restated)	香港會計準則第39號之影響 **Effect of HKAS 39** 千港元 HK$'000	香港財務報告準則第3號之影響 **Effect of HKFRS 3** 千港元 HK$'000	於二零零五年四月一日 **At 1 April 2005** 千港元 HK$'000 （重列） (Restated)
資產負債表項目影響：	Balance sheet items affected:								
物業、廠房及設備	Property, plant and equipment	297,157	–	(4,499)	–	292,658	–	–	292,658
預付租賃款項	Prepaid lease payments	–	–	4,499	–	4,499	–	–	4,499
遞延稅項資產	Deferred tax assets	–	–	–	42	42	–	–	42
證券投資	Investments in securities	57,871	–	–	–	57,871	(57,871)	–	–
可供出售投資	Available-for-sale investments	–	–	–	–	–	24,284	–	24,284
持作買賣投資	Investments held for trading	–	–	–	–	–	33,587	–	33,587
應付賬款及應計開支	Creditors and accrued charges	(176,290)	–	–	–	(176,290)	518	–	(175,772)
衍生金融工具	Derivative financial instruments	–	–	–	–	–	(518)	–	(518)
遞延稅項負債	Deferred tax liabilities	(1,324)	–	–	(1,352)	(2,676)	–	–	(2,676)
其他資產及負債	Other assets and liabilities	507,263	–	–	–	507,263	–	–	507,263
對資產及負債之影響總額	Total effects on assets and liabilities	684,677	–	–	(1,310)	683,367	–	–	683,367
股本及其他儲備	Share capital and other reserves	481,895	–	–	–	481,895	–	–	481,895
負商譽	Negative goodwill	11,571	–	–	–	11,571	–	(11,571)	–
累計溢利	Accumulated profits	189,658	–	–	(1,310)	188,348	–	11,571	199,919
少數股東權益	Minority interests	–	1,553	–	–	1,553	–	–	1,553
對權益之影響總額	Total effects on equity	683,124	1,553	–	(1,310)	683,367	–	–	683,367
少數股東權益	Minority interests	1,553	(1,553)	–	–	–	–	–	–
		684,677	–	–	(1,310)	683,367	–	–	683,367

3. 會計政策變動之影響概要(續)

應用新訂香港財務報告準則對於二零零四年四月一日之本集團權益之財務影響概述如下:

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

The financial effects of the application of the new HKFRSs to the Group's equity at 1 April 2004 are summarised below:

		原來列示 As originally stated 千港元 *HK$'000*	香港會計準則第1號之影響 Effect of HKAS 1 千港元 *HK$'000*	香港常務詮釋委員會-詮釋第21號之影響 Effect of HK(SIC) INT-21 千港元 *HK$'000*	重列 As restated 千港元 *HK$'000*
股本及其他儲備	Share capital and other reserves	486,176	–	–	486,176
累計溢利	Accumulated profits	182,792	–	(1,288)	181,504
少數股東權益	Minority interests	–	1,365	–	1,365
對權益之影響總額	Total effects on equity	668,968	1,365	(1,288)	669,045
少數股東權益	Minority interests	1,365	(1,365)	–	–
		670,333	–	(1,288)	669,045

4. 主要會計政策

除若干物業及金融工具按重估金額或公平值計量(詳情見下文所載會計政策)外,綜合財務報告乃以歷史成本法編製。

綜合財務報告乃根據香港會計師公會頒佈之香港財務報告準則編製。此外,綜合財務報告包括聯交所證券上市規則及香港公司條例規定之適用披露。

綜合賬目基準

綜合財務報告包括本公司及其附屬公司之財務報告。集團內公司間之一切交易及結餘已於綜合賬目時對銷。

於本年度內所收購或出售之附屬公司業績乃自收購生效日期起或截至出售生效日期止(按適用情況而定)計入綜合收益表。

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. All inter-company transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

4. 主要會計政策 *(續)*

綜合賬目基準 *(續)*

於綜合附屬公司資產淨值之少數股東權益與本集團之本公司股東應佔綜合附屬公司權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額，以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損超過少數股東應佔附屬公司權益之差額分配予本集團權益，惟少數股東有具約束力之責任並有能力作出額外投資以彌補該等虧損則除外。

商譽

於二零零五年一月一日前因收購所產生商譽

協議日期為二零零五年一月一日前之收購附屬公司所產生商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產及負債公平值權益之差額。

於二零零一年四月一日前因收購產生之商譽繼續撥入儲備，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位出現減值時，自收益表扣除。

就於二零零一年四月一日後因收購所產生已撥充資本之商譽而言，本集團自二零零五年四月一日起已終止攤銷，而有關商譽會每年及於有跡象顯示與商譽相關之現金產生單位可能出現減值時檢測減值（詳見下文會計政策）。

於二零零五年一月一日或之後因收購所產生商譽

協議日期為二零零五年一月一日或之後收購附屬公司所產生商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產、負債及或然負債公平價值權益的差額。有關商譽按成本值減任何累計減值虧損列賬。

收購附屬公司所產生已撥充資本之商譽於綜合資產負債表分開呈列。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Basis of consolidation *(Continued)*

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity attributable to shareholders of the Company therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on acquisition prior to 1 January 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be charged to the income statement at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on acquisition after 1 April 2001, the Group has discontinued amortisation from 1 April 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisition on or after 1 January 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet.

4. 主要會計政策 *(續)*

商譽 *(續)*

於二零零五年一月一日或之後因收購所產生商譽(續)

就檢測減值而言，收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金產生單位或現金產生單位組別。獲分配商譽之現金產生單位會每年及於有跡象顯示有關單位可能出現減值時檢測減值。就於財政年度內進行收購所產生商譽而言，獲分配商譽之現金產生單位會於該財政年度結束前檢測減值。當現金產生單位之可收回金額少於該單位賬面值時，減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值，繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於綜合收益表直接確認。商譽減值虧損不會於往後期間撥回。

其後出售附屬公司時，在釐定其出售溢利或虧損時須計入應佔已撥充資本商譽。

收購方於被收購公司可識別資產、負債及或然負債公平淨值之權益超過成本之差額(「收購折讓」)

協議日期為二零零五年一月一日或之後收購附屬公司所產生收購折讓，乃指被收購公司可識別資產、負債及或然負債公平淨值超出業務合併成本的差額。收購折讓即時於溢利或虧損中確認。

誠如上文附註第3所闡釋，於二零零五年四月一日之負商譽儲備已剔除確認，本集團累計溢利亦已作出相應調整。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Goodwill *(Continued)*

Goodwill arising on acquisition on or after 1 January 2005 (Continued)

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisition")

A discount on acquisition arising on an acquisition of a subsidiary for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss.

As explained in note 3 above, negative goodwill recognised in reserve at 1 April 2005 has been derecognised with a corresponding adjustment to the Group's accumulated profits.

4. 主要會計政策 *(續)*

於聯營公司之權益

聯營公司之業績及資產與負債按權益會計法綜合計入此等財務報告。根據權益法，於聯營公司之投資於綜合資產負債表按成本列賬，並就本集團應佔聯營公司溢利或虧損之收購後變動及權益變動調整，減任何已識別減值虧損。倘本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益(包括實際組成本集團於該聯營公司投資淨額其中部分之任何長期權益)，則本集團終止確認其應佔之進一步虧損。僅會於本集團產生法定或推定責任或代表該聯營公司支付款項之情況下，方會就分佔額外虧損作出撥備，並確認負債。

倘集團實體與本集團聯營公司進行交易，溢利與虧損按本集團於有關聯營公司之權益撇銷。

於共同控制業務之權益

當集團實體根據合營企業安排直接進行業務，構成共同控制業務，則此等共同控制業務產生之資產及負債於有關公司之資產負債表內按應計基準確認，並按照項目性質分類。本集團應佔共同控制業務之收益，連同其產生之開支，於與交易相關之經濟利益有可能流入／流出本集團時，計入收益表。

收入確認

收入按已經或應可收取之代價公平值計算，指於日常業務中提供貨品及服務之應收金額，並扣除折扣及銷售相關稅項。

貨品銷售於貨品已付運及擁有權已轉移時確認。

金融資產之利息收益於參考未償還本金額後按適用實際利率以時間基準累計。適用實際利率乃透過金融資產預計年期將估計日後收取之現金實際貼現至該項資產賬面淨值之利率。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Interest in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Interest in jointly controlled operations

When a group entity undertakes its activities under joint venture arrangements directly, constituted as jointly controlled operations, the assets and liabilities arising from those jointly controlled operations are recognised in the balance sheet of the relevant company on an accrual basis and classified according to the nature of the item. The Group's share of the income from jointly controlled operations, together with the expenses that it incurs are included in the income statement when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

Revenue recognition

Revenue is measured at fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Sales of goods are recognised when goods are delivered and title has been passed.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

4. 主要會計政策 *(續)*

收入確認 *(續)*

投資產生之股息收益於本集團收取該款項之權利確立時確認。

佣金收益於提供服務時確認。

租金收益包括預先收取經營租賃物業之發票租金，以直線法於有關租賃年期確認。

日常業務過程中銷售物業之收入於達成下列所有條件時確認：

- 物業擁有權之絕大部分風險及回報已移交買方；
- 並無牽涉一般與擁有權有關之持續管理或保留物業之實際控制權；
- 收入金額能可靠計量；
- 與交易有關之經濟利益有可能流入本集團；及
- 就交易已經或將會產生之成本能可靠計量。

物業、廠房及設備

物業、廠房及設備（在建工程除外）按成本值或公平值減其後累計折舊及累計減值虧損入賬。

本集團應用香港會計準則第16號「物業、廠房及設備」（「香港會計準則第16號」）第80A段之過渡豁免，故毋須按規定定期重估本集團按於一九九五年九月三十日前重估金額列賬之土地及樓宇，因而並無進一步重估此等土地及樓宇。於一九九五年九月三十日前，重估此等資產所產生重估增加計入重估儲備。此等資產價值任何日後減少將列作開支處理，惟以超逾早前重估相同資產有關之重估儲備結餘（如有）為限。倘其後出售或廢棄重估資產，相關重估盈餘轉撥至累計溢利。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue recognition *(Continued)*

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Commission income is recognised when services are rendered.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Revenue from sale of properties in the ordinary course of business is recognised when all of the following criteria are met:

- the significant risks and rewards of ownership of the properties are transferred to buyers;
- neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the properties are retained;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the Group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" ("HKAS 16") from the requirement to make regular revaluation of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995, and accordingly no further revaluation of land and buildings is carried out. Prior to 30 September 1995, the revaluation increase arising on the revaluation of these assets was credited to the revaluation reserve. Any future decreases in value of these assets will be dealt with as an expense to the extent that they exceed the balance, if any, on the revaluation reserve relating to a previous revaluation of the same asset. On the subsequent sale or retirement of a revalued asset, the corresponding revaluation surplus is transferred to accumulated profits.

4. 主要會計政策 *(續)*

物業、廠房及儀器 *(續)*

在建工程乃按成本減累計減值虧損列賬。成本包括該項工程發展成本及其他直接成本。在建工程於工程完成前不會折舊。於工程完成時，該等資產會撥入物業、廠房及設備之適當類別。

除在建工程外，物業、廠房及設備項目之折舊均按其估計可用年期，以餘額遞減法撇銷其成本或公平值計算。

以租購合約持有之資產均按其預計可用年期，以與本集團自置資產相同之基準予以折舊。

就租賃分類而言，土地及樓宇租賃之土地及樓宇部分須獨立考慮，除非租賃付款不能於土地及樓宇部分間可靠分配則作別論，於此情況下整項租賃一般被視作融資租約。

物業、廠房及設備項目於出售或當預期不會藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生任何收益或虧損乃按該項資產出售所得款項淨額與賬面值間之差額，於剔除確認該資產之年度計入收益表內。

投資物業

於初步確認時，投資物業按包括任何直接應計開支之成本計量。初步確認後，投資物業按公平值模式計量。投資物業公平值變動產生之損益於產生期間計入溢利或虧損。

投資物業於出售或當投資物業永久棄置或預期不會自出售獲取任何日後經濟利益時剔除確認。剔除確認有關資產產生之任何收益或虧損按該資產出售所得款項淨額與賬面值間之差額，於剔除確認有關項目之年度計入收益表內。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property, plant and equipment *(Continued)*

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment other than construction in progress over their estimated useful lives, using the reducing balance method.

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

4. 主要會計政策(續)

金融工具

當集團實體成為工具合約條文之訂約方,即於綜合資產負債表確認金融資產及金融負債。金融資產及金融負債初步按公平值計量。收購或發行金融資產及金融負債(除按公平值計入損益之金融資產及金融負債外)之直接應計交易成本,於初步確認時會計入或扣自金融資產或金融負債(按適用情況而定)。收購按公平值計入損益之金融資產或金融負債之直接應計交易成本,即時於溢利或虧損確認。

金融資產

本集團之金融資產分為三個類別,包括按公平值計入損益之金融資產、貸款及應收款項以及可供出售金融資產。所有以一般方式購入或出售之金融資產均按買賣日期確認及剔除確認。以一般方式購入或出售指須於市場規定或慣例所訂時限內交付資產之金融資產購入或出售。就各類別金融資產所採納之會計政策載列如下。

按公平值計入損益之金融資產

按公平值計入損益之金融資產指持作買賣及於初步確認時指定為按公平值計入損益之金融資產。於初步確認後各結算日,按公平值計入損益之金融資產按公平值計量,而公平值變動則於產生期間直接在損益確認。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss represent financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

4. **主要會計政策** *(續)*

金融工具 *(續)*

金融資產(續)

貸款及應收款項

貸款及應收款項為並無於活躍市場報價具有固定或待定付款之非衍生金融資產。於初步確認後各結算日,貸款及應收款項(包括應收賬款、銀行結存及應收聯營公司款項)以實際利率法按攤銷成本減任何已識別減值虧損入賬。減值虧損於有客觀證據顯示資產減值時在損益確認,並按該資產賬面值與按原實際利率貼現之估計日後現金流量之現值間的差額計量。當資產之可收回金額增加乃客觀地與於確認減值後發生之事件有關時,則減值虧損會於隨後期間撥回,惟該資產於撥回減值當日之賬面值不得超過假設未確認減值原應已攤銷之成本。

可供出售金融資產

可供出售金融資產為指定為此類別或並無分類為以上任何其他類別之非衍生工具。於初步確認後各結算日,可供出售金融資產按公平值計量。公平值變動於權益確認,直至金融資產出售或釐定出現減值為止,屆時之前於權益確認之累計損益會自權益撥入損益。可供出售金融資產任何減值虧損於損益確認。可供出售股本投資之減值虧損不會於往後期間撥回損益。

並無於活躍市場報價及其公平值無法可靠計量之可供出售股本投資,乃於初步確認後各結算日按成本減任何已識別減值虧損計量。倘有客觀證據顯示該資產出現減值,則於損益確認減值虧損。減值虧損金額為資產賬面值與按類似金融資產現行市場回報率貼現之估計日後現金流量之現值間之差額。有關減值虧損不會於往後期間撥回。

4. **SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Financial instruments *(Continued)*

Financial assets (Continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, bank balances and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse to profit or loss in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

4. 主要會計政策 *(續)*

金融工具 *(續)*

金融負債及權益

由集團實體發行之金融負債及股本工具，按所訂立合約安排性質及金融負債與股本工具之定義分類。

股本工具為有證據顯示扣除其所有負債後本集團資產剩餘權益之任何合約。本集團金融負債一般包括其他金融負債。就金融負債及股本工具採納之會計政策載列如下。

金融負債

金融負債包括應付賬款、應付一家聯營公司款項及借款，其後採用實際利率法按攤銷成本計量。

股本工具

由本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

不合資格按對沖會計法處理之衍生金融工具

不合資格按對沖會計法處理之衍生工具被視為持作買賣金融資產或持作買賣金融負債。該等衍生工具之公平值變動直接於收益表確認。

剔除確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將剔除確認。剔除確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益總和間之差額，於損益確認。

至於金融負債，則於本集團之綜合資產負債表中剔除（即當於有關合約訂明之責任獲履行、取消或屆滿時）。剔除確認之金融負債賬面值與已付代價間之差額，於損益確認。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities generally include other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including creditors, amount due to an associate and borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments that do not qualify for hedge accounting

Derivatives that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in income statement.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's consolidated balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid is recognised in profit or loss.

4. 主要會計政策 *(續)*

股份付款交易

以股本結算之股份付款交易

授予本公司僱員之購股權

所獲服務公平值乃參考購股權於授出當日之公平值釐定，當所授出購股權獲即時歸屬時，即於授出當日全數支銷，並於權益（購股權儲備）作出相應增加。

購股權獲行使時，先前於購股權儲備確認之金額將轉撥至股份溢價。當購股權被沒收或於屆滿日仍未獲行使，則先前於購股權儲備確認之金額將轉撥往累計溢利。

研究及開發支出

研究活動之支出於產生期間確認為支出。

內部產生之無形資產僅於符合下列所有條件下被確認：

– 形成能夠清晰界定之資產；

– 所計入資產項目可能帶來未來經濟效益；及

– 資產之開發成本能可靠計量。

當內部產生之無形資產未能確認，則開發支出會於產生期間確認為支出。

待售物業

待售物業按成本值或可變現淨值兩者之較低值入賬。成本值包括土地成本及建成物業之直接成本。可變現淨值按實際或估計售價，扣除市場推廣及銷售相關成本計算。

存貨

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價扣除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Share-based payment transactions

Equity-settled share-based payment transactions

Share options granted to employees of the Company

The fair value of services received determined by reference to the fair value of share options granted at the grant date is recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share option reserve will transferred to accumulated profits.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset is recognised only if all of the following conditions are met:

– an asset is created that can be identified;

– it is probable that the asset credited will generate future economic benefits; and

– the development cost of the asset can be measured reliably.

When no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Properties for sale

Properties for sale are stated at the lower of cost and net realisable value. Cost comprises of the cost of the land together with direct costs attributable to the completion of the properties. Net realisable value is calculated at the actual or estimated selling price less related costs of marketing and selling.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

4. 主要會計政策 *(續)*

商譽以外之減值

於各結算日，本集團會審閱資產賬面值，以釐定有否任何跡象顯示該等資產出現減值虧損。倘資產可收回金額估計低於其賬面值，該項資產之賬面值會減至其可收回金額。減值虧損會即時確認為開支，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損按照該項準則當作重估減少。

倘減值虧損其後撥回，資產賬面值會增至經修訂估計可收回金額，惟所增加賬面值不得超逾假設過往年度並無就資產確認減值虧損原應釐定之賬面值。減值虧損撥回會即時確認為收入，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損撥回按照該項準則當作重估增加。

稅項

所得稅開支指當期應付稅項及遞延稅項之總和。

當期應付稅項按年內應課稅溢利計算。由於應課稅溢利並不包括其他年度之應課稅溢利或可扣減開支，亦不包括毋須課稅或不得扣減之項目，故此應課稅溢利有別於收益表所呈報溢利。本集團即期稅項負債按結算日已經或大致上頒佈之稅率計算。

遞延稅項按綜合財務報表所列資產及負債賬面值與計算應課稅溢利時所用相關稅基兩者之差額確認，按資產負債表負債法計算入賬。遞延稅項負債一般就一切應課稅暫時差額確認入賬，而遞延稅項資產則於可能有應課稅溢利以動用可扣減暫時差額抵銷時確認入賬。倘暫時差額因商譽或初步確認並不影響應課稅溢利或會計溢利之交易（業務合併除外）之其他資產及負債而產生，則不會確認該等資產及負債。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Impairment (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

4. 主要會計政策 *(續)*

稅項 *(續)*

遞延稅項資產之賬面值於各結算日檢討，當應課稅溢利不再足以收回所有或部分資產時將予調低。

遞延稅項按預期適用於償還負債或變現資產期間之稅率計算。遞延稅項扣自或計入損益，惟涉及直接在權益扣除或入賬項目之遞延稅項除外，該等稅項亦於權益處理。

租約

凡將資產所有權之絕大部分風險及回報轉予承租人之租約，均列為融資租約。所有其他租賃均列作經營租約。

本集團作為出租人

經營租約租金收益以直線法於租期在綜合收益表確認。磋商及安排經營租約所產生初步直接成本計入租賃資產賬面值，以直線法於租期支銷。

本集團作為承租人

根據融資租約持有之資產乃按訂立租約當日之公平值或（倘屬較低）最低租賃付款現值確認為資產。承租人相應負債計入綜合資產負債表列作融資租約承擔。租賃款項攤分為財務費用及租約承擔扣減，就負債餘額提供固定比率。財務費用直接扣自損益。

經營租約項下應付租金以直線基準於相關租期扣自損益。作為訂立經營租約獎勵之已收及應收利益，於租期按直線基準確認為租金開支扣減項目。

借貸成本

所有借貸成本於產生期間確認為開支。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Taxation *(Continued)*

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight line basis over the lease term.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

Borrowing costs

All borrowing costs are recognised as expenses in the period in which they are incurred.

4. 主要會計政策 *(續)*

外幣

於編製集團個別實體之財務報告時，以該實體功能貨幣以外貨幣（外幣）進行之交易，按交易日期當時匯率以其功能貨幣（即該實體經營主要經濟環境之貨幣）記錄。於各結算日，以外幣列值之貨幣項目按結算日當時匯率重新換算。以外幣過往成本計算之非貨幣項目不會重新換算。

結算貨幣項目及兑換貨幣項目所產生匯兑差額，於產生期間在損益確認。

就呈報綜合財務報告而言，本集團於香港境外業務之資產及負債，按結算日當時匯率換算為本公司呈報貨幣港元，而有關收支按年內平均匯率換算，除非期內匯率大幅波動，於此情況下，則採用交易日期當日匯率。所產生匯兑差額（如有）確認為權益項下獨立部分（匯兑儲備）。該等匯兑差額於出售海外業務期間在損益確認。

退休福利計劃

對國家管理之退休福利計劃或強制性公積金計劃（「強積金計劃」）作出之供款於到期應付時列作支出。

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's operations outside Hong Kong are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Retirement benefit schemes

Payments to state-managed retirement benefit scheme or the Mandatory Provident Fund ("MPF") Scheme are charged as expenses as they fall due.

5. 估計不確定因素之主要來源

於應用附註4所述本集團會計政策時，管理層根據過往經驗、未來展望及其他資料作出多項估計。下文論述有關未來之主要假設以及於結算日估計不確定因素之其他主要來源，該等假設及估計均存有重大風險可能導致下一個財政年度之資產及負債賬面值須作出重大調整。

折舊及攤銷

本集團於二零零六年三月三十一日之物業、廠房及設備賬面淨值約為二億九千四百七十三萬四千港元。本集團之在建工程以外物業、廠房及設備，於估計可用年期，經計及估計剩餘價值後按餘額遞減法，按每年10%至30%之比率折舊。估計可用年期反映董事估計本集團擬透過使用物業、廠房及設備衍生未來經濟利益之期間。剩餘價值反映董事估計資產於可用年期結束時之預計年期及狀況下出售，於扣除估計出售成本後，現時可得金額。

存貨撥備

本集團管理層於各結算日審閱賬齡分析，就不再適合生產用途之已識別陳舊及滯銷存貨項目作出撥備。管理層主要根據最新發票價格及現行市況為基礎估計該等製成品及消費品之可變現淨值。

商譽減值

釐定商譽是否出現減值，須估計獲分配商譽之現金產生單位的使用價值。使用價值計算法規定本集團須估計現金產生單位預期所產生未來現金流量及適當貼現率，以計算現值。當實際現金流量少於預期，或會產生重大減值虧損。於二零零六年三月三十一日，商譽賬面值約為九百一十四萬九千港元。有關可收回金額計算法之詳情於附註21披露。

5. KEY SOURCE OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies which are described in note 4, management has made various estimates based on past experience, expectations of the future and other information. The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Depreciation and amortisation

The Group's net book value of property, plant and equipment as at 31 March 2006 was approximately HK$294,734,000. The Group depreciates the property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual values, using the reducing balance method, at 10% to 30% per annum. The estimated useful life reflects the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the Group's property, plant and equipment. The residual values reflect the directors' estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

Allowances for inventories

The management of the Group reviews an aged analysis at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and consumables based primarily on the latest invoice prices and current market conditions.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual cash flows are less than expected, a material impairment loss may arise. As at 31 March 2006, the carrying amount of goodwill is approximately HK$9,149,000. Details of the recoverable amount calculation are disclosed in note 21.

5. 估計不確定因素之主要來源（續）

所得稅

於二零零六年三月三十一日，基於無法預見未來溢利來源，並無於本集團資產負債表就估計未動用稅項虧損一億七千九百八十七萬六千港元確認遞延稅項資產。遞延稅項資產之可變現能力主要取決於日後會否產生充裕未來溢利或應課稅暫時差額。當所產生實際未來溢利與預期相若，或須於收益表確認或撥回大量遞延稅項資產，於確認期間收益表確認。

6. 財務風險管理目標及政策

本集團主要金融工具包括應收賬款及按金、應收／應付聯營公司款項及銀行結存與現金、應付賬款及借款。該等金融工具詳情於相關附註披露。與該等金融工具相關風險及減低風險之政策載於下文。管理層管理及監察該等風險，確保及時有效推行適當措施。

貨幣風險

本公司多家附屬公司之銷售額及應收貿易賬款以外幣列值，致使本集團面對外幣風險。本集團目前並無採取外幣對沖政策。然而，管理層會監控外匯風險，於有需要時將考慮對沖重大外幣風險。

現金流量利率風險

本集團之現金流量利率風險主要與浮息銀行借款相關。本集團目前並無採取任何政策對沖利率風險之現金流量。然而，管理層會監控利率風險，於有需要時將考慮對沖重大利率風險。

5. KEY SOURCE OF ESTIMATION UNCERTAINTY *(Continued)*

Income taxes

As at 31 March 2006, no deferred tax asset was recognised in the Group's balance sheet in relation to the estimated unused tax losses of HK$179,876,000 due to the unpredictability of future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, a material recognition or reversal of deferred tax asset may arise, which would be recognised in the income statement for the period in which such a recognition takes place.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include debtors and deposits, amounts due from/to associates, bank balances and cash, creditors and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Currency risk

Several subsidiaries of the Company have sales and trade receivables denominated in foreign currencies, which expose the Group to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

Cash flow interest rate risk

The Group's cash flow interest rate risk relates primarily to variable-rate bank borrowings. The Group currently does not have any policy on cash flow hedges of interest rate risk. However, the management monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

6. 財務風險管理目標及政策 *(續)*

信貸風險

倘訂約各方於二零零六年三月三十一日未能履行有關各類已確認金融資產之責任，則本集團之信貸風險最多為於綜合資產負債表所示資產賬面值。為減低信貸風險，本集團管理層委派專責隊伍釐定信貸額、批核信貸及其他監管程序，確保跟進收回逾期債務。此外，本集團於各結算日審閱個別貿易債務之可收回金額，確保就不可收回金額作出適當減值虧損。因此，本公司董事認為，已大幅減低本集團信貸風險。

由於訂約各方乃國際信貸評級機構授予高信貸評級之銀行，因此，流動資金信貸風險有限。

本集團之信貸風險並無高度集中，風險分散於多名訂約方及客戶。

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 March 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

7. 分類資料

(a) 業務分類

本集團業務由三個分部組成，分別是電子產品設計、製造及銷售；證券買賣及物業發展。本集團之分類資料主要報告該等分部之資料。

(i) 按本集團業務分類之營業額及業績分析如下：

7. SEGMENT INFORMATION

(a) **Business segments**

The Group is organised into three operating divisions, namely design, manufacture and sale of electronic products, securities trading and property development. These divisions are the basis on which the Group reports its primary segment information.

(i) An analysis of the Group's turnover and results by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	物業發展 Property development 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
截至二零零六年三月三十一日止年度	**Year ended 31 March 2006**				
營業額	TURNOVER	**1,782,771**	**37,529**	**–**	**1,820,300**
分類業績	SEGMENT RESULTS	**99,016**	**2,820**	**(2,316)**	**99,520**
利息收入	Interest income				**534**
投資物業公平值增加	Increase in fair value of investment properties				**2,691**
融資成本	Finance costs				**(11,975)**
應佔聯營公司虧損	Share of losses of associates				**(79)**
除稅前溢利	Profit before taxation				**90,691**
稅項	Taxation				**(11,452)**
本年度溢利	Profit for the year				**79,239**
其他資料	OTHER INFORMATION				
增購物業、廠房及設備	Additions of property, plant and equipment	**63,134**	**–**	**–**	**63,134**
產品開發成本攤銷	Amortisation of product development costs	**346**	**–**	**–**	**346**
預付租賃款項撥回	Release of prepaid lease payments	**121**	**–**	**–**	**121**
物業、廠房及設備折舊及攤銷	Depreciation and amortisation of property, plant and equipment	**45,373**	**–**	**10**	**45,383**
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	**1,133**	**–**	**–**	**1,133**
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow-moving inventories	**499**	**–**	**–**	**499**

7. 分類資料 *(續)*
(a) 業務分類 *(續)*
(i) *(續)*

7. SEGMENT INFORMATION *(Continued)*
(a) Business segments *(Continued)*
(i) *(Continued)*

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	物業發展 Property development 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
截至二零零五年三月三十一日止年度	Year ended 31 March 2005				
營業額	TURNOVER	1,625,496	16,682	5,245	1,647,423
分類業績	SEGMENT RESULTS	55,688	1,054	(452)	56,290
利息收入	Interest income				292
投資物業公平值增加	Increase in fair value of investment properties				7,290
融資成本	Finance costs				(6,726)
應佔聯營公司虧損	Share of losses of associates				(378)
除稅前溢利	Profit before taxation				56,768
稅項	Taxation				(5,694)
本年度溢利	Profit for the year				51,074
其他資料	OTHER INFORMATION				
增購物業、廠房及設備	Additions of property, plant and equipment	58,042	–	–	58,042
呆賬撥備	Allowance for doubtful debts	1,900	–	–	1,900
收購附屬公司所產生商譽攤銷	Amortisation of goodwill arising on acquisition of subsidiaries	2,688	–	–	2,688
產品開發成本攤銷	Amortisation of product development costs	86	–	–	86
預付租賃款項撥回	Release of prepaid lease payments	121	–	–	121
物業、廠房及設備折舊及攤銷	Depreciation and amortisation of property, plant and equipment	46,880	–	15	46,895
就證券投資確認之減值虧損	Impairment loss recognised in respect of investment securities	1,047	–	–	1,047
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow-moving inventories	1,367	–	–	1,367
產品開發成本撥充資本	Product development cost capitalised	1,732	–	–	1,732
其他投資之未變現虧損	Unrealised holding loss on other investments	–	5,073	–	5,073

7. 分類資料 *(續)*

(a) 業務分類 *(續)*

(ii) 按本集團業務分類之資產負債表分析如下：

7. SEGMENT INFORMATION *(Continued)*

(a) **Business segments** *(Continued)*

(ii) An analysis of the Group's balance sheet by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 千港元 HK$'000	證券買賣 Securities trading 千港元 HK$'000	物業發展 Property development 千港元 HK$'000	合計 Consolidated 千港元 HK$'000
於二零零六年三月三十一日	**At 31 March 2006**				
資產	ASSETS				
分類資產	Segment assets	998,607	33,339	13,426	1,045,372
應佔聯營公司權益	Interest in associates				1,701
未分配公司資產	Unallocated corporate assets				172,414
合計總資產	Consolidated total assets				1,219,487
負債	LIABILITIES				
分類負債	Segment liabilities	253,607	1,066	483	255,156
未分配公司負債	Unallocated corporate liabilities				235,637
合計總負債	Consolidated total liabilities				490,793
於二零零五年三月三十一日	At 31 March 2005				
資產	ASSETS				
分類資產	Segment assets	771,376	33,830	14,608	819,814
應佔聯營公司權益	Interest in associates				1,780
未分配公司資產	Unallocated corporate assets				154,247
合計總資產	Consolidated total assets				975,841
負債	LIABILITIES				
分類負債	Segment liabilities	176,049	–	241	176,290
未分配公司負債	Unallocated corporate liabilities				116,184
合計總負債	Consolidated total liabilities				292,474

7. 分類資料 *(續)*

(b) 地區分類

(i) 本集團於截至二零零六年三月三十一日止兩個年度每年按地區市場劃分之電子產品設計、製造及銷售營業額分析如下:

7. SEGMENT INFORMATION *(Continued)*

(b) Geographical segments

(i) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical market for each of the two years ended 31 March 2006 is as follows:

		2006 *千港元* ***HK$'000***	2005 *千港元* *HK$'000*
南北美洲	North and South America	**1,007,355**	750,175
歐洲	Europe	**358,905**	380,063
香港	Hong Kong	**221,078**	368,735
中國內地	Mainland China	**57,404**	70,519
日本及韓國	Japan and Korea	**12,306**	34,580
其他國家	Other countries	**125,723**	21,424
		1,782,771	1,625,496

本集團之證券買賣分類營業額主要與香港進行之交易相關。

The Group's turnover in respect of the securities trading segment is principally related to transactions carried out in Hong Kong.

本集團之物業發展分類營業額主要與中國內地進行之交易相關。

The Group's turnover for property development is principally related to transactions carried out in Mainland China.

(ii) 按資產所在地區劃分之分類資產及資本增加賬面值分析如下:

(ii) An analysis of the carrying amount of segment assets and capital additions analysed by the geographical area in which the assets are located:

		分類資產賬面值 **Carrying amount of segment assets**		資本增加 **Capital additions**	
		2006 *千港元* ***HK$'000***	2005 *千港元* *HK$'000*	**2006** *千港元* ***HK$'000***	2005 *千港元* *HK$'000*
香港	Hong Kong	**606,658**	343,296	**33,387**	2,948
中國內地	Mainland China	**542,955**	537,842	**28,759**	56,759
其他	Others	**64,155**	90,216	**988**	67
		1,213,768	971,354	**63,134**	59,774

8. 其他收益 8. OTHER INCOME

		2006 千港元 HK$'000	2005 千港元 HK$'000
其他收益包括:	Other income comprises:		
已收賠款	Claims received	**791**	108
佣金	Commission	**6,999**	11,778
設計費收益	Design fee income	**2,290**	–
持作買賣投資之股息收益	Dividend income from investments held-for-trading	**448**	–
其他投資之股息收益	Dividend income from other investments		
–上市公司	– listed	**–**	394
出售聯營公司溢利	Gain on disposal of an associate	**–**	142
利息收益	Interest income	**534**	292
其他	Others	**2,137**	5,109
租金收益 *(附註)*	Rental income *(Note)*	**2,775**	2,548
維修收益	Repairing income	**7,054**	8,084
廢料銷售收益	Sales of scrap materials	**2,253**	2,205
工具整理收益	Tooling income	**1,049**	1,864
		26,330	32,524

附註: 二十二萬九千港元(二零零五年:十一萬六千港元)為租金收益淨額二百五十四萬六千港元(二零零五年:二百四十三萬二千港元)所產生開支。

Note: Outgoings of HK$229,000 (2005: HK$116,000) were incurred resulting to net rental income of HK$2,546,000 (2005: HK$2,432,000).

9. 融資成本 9. FINANCE COSTS

		2006 千港元 HK$'000	2005 千港元 HK$'000
利息	Interest on		
–五年內全部歸還	– borrowings wholly repayable within five years	**11,039**	5,536
–租購合約	– a hire purchase contract	**–**	3
–股票抵押戶口及證券公司之短期貸款	– margin accounts and short term loans from brokers	**22**	29
賬款貼現費用	Factoring charges	**914**	1,158
		11,975	6,726

10. 除稅前溢利 / 10. PROFIT BEFORE TAXATION

		2006 千港元 HK$'000	2005 千港元 HK$'000
除稅前溢利之計算已扣除：	Profit before taxation has been arrived at after charging:		
呆賬準備	Allowance for doubtful debts	–	1,900
核數師酬金	Auditors' remuneration	**2,092**	1,772
員工成本，包括董事酬金 *(附註)*	Staff costs including directors' remuneration *(Note)*	**130,378**	127,692
*減：*撥充資本之產品開發成本	*Less:* Amount capitalised under product development costs	–	(955)
		130,378	126,737
折舊及攤銷	Depreciation and amortisation on		
－集團自置資產	– assets owned by the Group	**45,383**	46,872
－以租購合約持有之資產	– assets held under a hire purchase contract	–	23
		45,383	46,895
產品開發成本攤銷	Amortisation of product development costs	**346**	86
預付租賃款項撥回	Release of prepaid lease payments	**121**	121
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	**1,133**	105
出售其他投資之虧損	Loss on disposal of other investments	–	31
租賃樓宇之經營租約最低租金支出	Minimum lease payments under operating leases in respect of rented premises	**2,211**	1,794
陳舊及滯銷之存貨撥備淨額	Net allowance for obsolete and slow-moving inventories	**499**	1,367
匯兌虧損淨額	Net exchange loss	**1,662**	3,223
研究及開發成本撇銷	Research and development costs written off	**34,016**	27,616

附註： 本年內員工成本包括退休福利計劃供款三百九十九萬港元（二零零五年：四百三十一萬九千港元）。

Note: The staff costs for the year included retirement benefits scheme contributions of HK$3,990,000 (2005: HK$4,319,000).

11. 董事及僱員酬金

本集團應付每名董事酬金詳情如下:

11. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Details of emoluments paid by the Group to each of the directors are as follows:

截至二零零六年三月三十一日止年度

For the year ended 31 March 2006

		袍金 Fees 千港元 *HK$'000*	薪酬及其他福利 Salaries and other benefits 千港元 *HK$'000*	退休福利計劃供款 Retirement benefit scheme contributions 千港元 *HK$'000*	酬金總額 Total emoluments 千港元 *HK$'000*
執行董事:	**Executive directors:**				
劉錫康	Lau Sak Hong, Philip	50	7,206	201	7,457
劉錫淇	Lau Sak Kai, Anthony	50	1,431	72	1,553
劉錫澳	Lau Sak Yuk, Andy	50	1,401	71	1,522
非執行董事:	**Non-executive director:**				
韓相田	Hon Sheung Tin, Peter	50	–	–	50
獨立非執行董事:	**Independent non-executive directors:**				
何厚鏘	Ho Hau Chong, Norman	50	–	–	50
陳澤仲	Chan Chak Chung	50	–	–	50
卓育賢	Chuck Winston Calptor	50	–	–	50
		350	10,038	344	10,732

11. 董事及僱員酬金 *(續)*
截至二零零五年三月三十一日止年度

11. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(Continued)*
For the year ended 31 March 2005

		袍金 Fees *千港元 HK$'000*	薪酬及其他福利 Salaries and other benefits *千港元 HK$'000*	退休福利計劃供款 Retirement benefit scheme contributions *千港元 HK$'000*	酬金總額 Total emoluments *千港元 HK$'000*
執行董事:	**Executive directors:**				
劉錫康	Lau Sak Hong, Philip	85	8,205	199	8,489
劉錫淇	Lau Sak Kai, Anthony	85	1,419	71	1,575
劉錫澳	Lau Sak Yuk, Andy	85	1,412	64	1,561
非執行董事:	**Non-executive director:**				
韓相田*	Hon Sheung Tin, Peter *	85	–	–	85
獨立非執行董事:	**Independent non-executive directors:**				
何厚鏘	Ho Hau Chong, Norman	85	–	–	85
陳澤仲	Chan Chak Chung	50	–	–	50
卓育賢	Chuck Winston Calptor	50	–	–	50
		525	11,036	334	11,895

* *董事於二零零四年九月三十日調任非執行董事。*

* *The director was re-designated as non-executive director on 30 September 2004.*

11. 董事及僱員酬金 *(續)*

僱員

本集團五名最高薪酬之人士包括三名(二零零五年:三名)董事,有關彼等酬金之詳情已於上文披露,其餘兩名(二零零五年:兩名)最高薪酬僱員之酬金如下:

11. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(Continued)*

Employees

The five highest paid individuals of the Group included three (2005: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2005: two) highest paid employees are as follows:

		2006 **千港元** **HK$'000**	2005 千港元 HK$'000
薪酬及其他福利	Salaries and other benefits	**796**	2,140
退休福利計劃供款	Retirement benefits scheme contributions	**39**	47
股份付款	Share-based payments	**2,115**	–
		2,950	2,187

此等僱員酬金之金額範圍如下:

Emoluments of these employees were within the following band:

		僱員人數 **Number of employees** **2006**	2005
1,000,001港元-1,500,000港元	HK$1,000,001 – HK$1,500,000	**1**	2
1,500,001港元-2,000,000港元	HK$1,500,001 – HK$2,000,000	**1**	–

12. 稅項 / 12. TAXATION

		2006 千港元 HK$'000	2005 千港元 HK$'000
稅項支出包括:	The charge comprises:		
香港利得稅	Hong Kong Profits Tax		
本年度稅項	Current year	**2,115**	1,093
以前年度少提撥備	Underprovision in prior years	**674**	353
		2,789	1,446
其他司法區之稅項	Taxation in other jurisdictions		
本年度稅項	Current year	**5,630**	2,902
以前年度少提撥備	Underprovision in prior years	**38**	–
		5,668	2,902
遞延稅項 *(附註34)*	Deferred taxation *(Note 34)*	**2,995**	1,346
稅額	Taxation	**11,452**	5,694

香港利得稅以本年度估計應課稅溢利按稅率17.5%(二零零五年:17.5%)計算。

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year.

其他司法區之稅項乃按個別司法區之現行稅率計算。

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

本年度稅項與綜合收益表所示除稅前溢利對賬如下:

Taxation for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

12. 税項 (續) 12. TAXATION (Continued)

		2006 千港元 HK$'000	2005 千港元 HK$'000
除税前溢利	Profit before taxation	**90,691**	56,768
按本地所得税税率17.5%（二零零五年：17.5%）計算之税項	Tax at the domestic income tax rate of 17.5% (2005: 17.5%)	**15,871**	9,934
不可扣税費用對税項影響	Tax effect of expenses that are not deductible for taxation purposes	**3,763**	6,795
毋須課税收益對税項影響	Tax effect of income that is not taxable for taxation purposes	**(7,052)**	(4,145)
海外税率差異之影響	Effect of overseas tax rates differences	**(1,243)**	(4,308)
未確認税務虧損對税項影響	Tax effect of tax losses not recognised	**6,706**	2,839
動用先前未確認之税務虧損對税項影響	Tax effect of utilisation of tax losses previously not recognised	**(3,580)**	(5,258)
一家附屬公司所獲税項豁免之影響 (附註)	Effect of tax exemption granted to a subsidiary (Note)	**(3,384)**	–
以前年度少提撥備	Underprovision in prior years	**712**	353
其他	Others	**(341)**	(516)
本年度税項	Taxation for the year	**11,452**	5,694

附註: 該附屬公司根據有關司法區之法例及規例獲豁免繳納其他司法區之税項。

Note: The subsidiary is exempted from taxation in other jurisdictions pursuant to the relevant laws and regulations in that jurisdiction.

13. 股息 13. DIVIDENDS

		2006 千港元 HK$'000	2005 千港元 HK$'000
支付中期股息，每股3港仙（二零零五年：2港仙）	Interim dividend paid of HK3 cents (2005: HK2 cents) per share	**22,826**	15,269
支付二零零五年末期股息，每股2港仙（二零零五年：支付二零零四年末期股息3.5港仙）	Final dividend paid for 2005 of HK2 cents (2005: final dividend paid for 2004 of HK3.5 cents) per share	**15,144**	26,764
		37,970	42,033

董事宣派截至二零零六年三月三十一日止年度之末期股息每股3港仙（二零零五：2港仙）給予於二零零六年九月十八日名列本公司股東名冊之股東。

The directors have declared a final dividend of HK3 cents per share for the year ended 31 March 2006 (2005: HK2 cents) to those shareholders whose names appear on the register of members of the Company on 18 September 2006.

14. 每股盈利 / 14. EARNINGS PER SHARE

每股之基本及攤薄盈利乃根據以下資料計算：

The calculation of the basic and diluted earnings per share is based on the following data:

		2006 千港元 HK$'000	2005 千港元 HK$'000
為計算每股基本及攤薄盈利之本公司股東應佔溢利	Earnings attributable to shareholders of the Company for the purpose of basic and diluted earnings per share	**79,141**	50,526
為計算每股基本盈利之加權平均股份數目	Weighted average number of shares for the purpose of basic earnings per share	**759,842,128**	761,251,154
購股權相關具攤薄作用潛在股份之影響	Effect of dilutive potential shares relating to share options	**6,992,031**	8,466,365
為計算每股攤薄盈利之加權平均股份數目	Weighted average number of shares for the purpose of diluted earnings per share	**766,834,159**	769,717,519

附註2及3所載會計政策變動對每股基本及攤薄盈利並無重大影響。

The effect on basic and diluted earnings per share as a result of the change in accounting policies as shown in notes 2 and 3 is insignificant.

15. 投資物業 / 15. INVESTMENT PROPERTIES

		2006 千港元 HK$'000	2005 千港元 HK$'000
投資物業之公平值：	Fair value of investment properties:		
於年初	At beginning of the year	**61,100**	53,810
轉撥自租賃物業	Transferred from leasehold properties	**12,709**	–
公平值增加	Increase in fair value	**2,691**	7,290
於年結日	At end of the year	**76,500**	61,100

15. 投資物業 *(續)*

投資物業賬面值包括：

15. INVESTMENT PROPERTIES *(Continued)*

The carrying amount of investment properties comprises:

		2006 千港元 HK$'000	2005 千港元 HK$'000
在香港以長期租約持有	Long leases in Hong Kong	**67,050**	51,650
在香港以外以長期租約持有	Long leases outside Hong Kong	**9,450**	9,450
		76,500	61,100

本集團投資物業於二零零六年三月三十一日之公平值乃根據與本集團並無關連之獨立合資格專業估值師所進行估值計算所得。該估值乃參考同類物業市場交易價格後達致。

The fair value of the Group's investment properties at 31 March 2006 have been arrived at on the basis of a valuation carried out on that date by independent qualified professional valuers not connected with the Group. The valuations were arrived at by reference to market evidence of transaction prices for similar properties.

本集團以經營租約持有用於收租或資本增值用途之全部物業權益均以公平價值模式計算，並入賬列作投資物業。於二零零六年三月三十一日，該等物業權益之賬面值為七千六百五十萬港元（二零零五年：六千一百一十萬港元）。

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties. As at 31 March 2006, the carrying amount of such property interests amounted to HK$76,500,000 (2005: HK$61,100,000).

16. 物業、廠房及設備

16. PROPERTY, PLANT AND EQUIPMENT

		租賃物業 Leasehold properties 千港元 HK$'000	電腦設備 Computer equipment 千港元 HK$'000	傢俬、裝置及設備 Furniture, fixtures and equipment 千港元 HK$'000	汽車 Motor vehicles 千港元 HK$'000	廠房及機器 Plant and machinery 千港元 HK$'000	在建工程 Construction in progress 千港元 HK$'000	總計 Total 千港元 HK$'000
成本值或估值	COST OR VALUATION							
於二零零四年四月一日	At 1 April 2004	136,222	17,793	96,441	16,689	380,491	107	647,743
匯兌調整	Currency realignment	–	(1)	(86)	–	–	–	(87)
添置	Additions	1,004	2,254	3,057	690	51,037	–	58,042
出售	Disposals	–	–	–	(2,041)	–	–	(2,041)
於二零零五年三月三十一日	At 31 March 2005	137,226	20,046	99,412	15,338	431,528	107	703,657
匯兌調整	Currency realignment	–	6	6	–	–	–	12
添置	Additions	3,115	2,345	3,710	426	53,538	–	63,134
出售	Disposals	–	–	(71)	(411)	(17,755)	(107)	(18,344)
撥入投資物業時重估租賃物業(附註)	Revaluation of leasehold properties upon transfer to investment properties (Note)	325	–	–	–	–	–	325
轉撥至投資物業	Transfer to investment properties	(20,811)	–	–	–	–	–	(20,811)
於二零零六年三月三十一日	**At 31 March 2006**	**119,855**	**22,397**	**103,057**	**15,353**	**467,311**	**–**	**727,973**
包括：	Comprising:							
成本值	At cost	90,455	22,397	103,057	15,353	467,311	–	698,573
估價值－一九九一年	At valuation – 1991	29,400	–	–	–	–	–	29,400
		119,855	22,397	103,057	15,353	467,311	–	727,973
折舊及攤銷	DEPRECIATION AND AMORTISATION							
於二零零四年四月一日	At 1 April 2004	21,473	11,266	73,115	13,779	246,400	–	366,033
匯兌調整	Currency realignment	–	(5)	(20)	–	–	–	(25)
本年折舊	Provided for the year	2,485	1,665	5,051	717	36,977	–	46,895
出售時撇銷	Eliminated on disposals	–	–	–	(1,904)	–	–	(1,904)
於二零零五年三月三十一日	At 31 March 2005	23,958	12,926	78,146	12,592	283,377	–	410,999
匯兌調整	Currency realignment	–	3	3	–	–	–	6
本年折舊	Provided for the year	2,264	1,750	4,580	572	36,217	–	45,383
出售時撇銷	Eliminated on disposals	–	–	(27)	(329)	(14,691)	–	(15,047)
轉撥至投資物業時撇銷	Eliminated on transfer to investment properties	(8,102)	–	–	–	–	–	(8,102)
於二零零六年三月三十一日	**At 31 March 2006**	**18,120**	**14,679**	**82,702**	**12,835**	**304,903**	**–**	**433,239**
賬面值	CARRYING VALUES							
於二零零六年三月三十一日	**At 31 March 2006**	**101,735**	**7,718**	**20,355**	**2,518**	**162,408**	**–**	**294,734**
於二零零五年三月三十一日	At 31 March 2005	113,268	7,120	21,266	2,746	148,151	107	292,658

16. 物業、廠房及設備 *(續)*

附註： 年內，本集團將若干租賃物業出租予外界人士，以賺取租金收益。該等物業應列作投資物業。由物業、廠房及設備撥入投資物業時，該等物業獲重估，得出公平值增加三十二萬五千港元，計入其他物業估值儲備。

香港租賃物業之成本值或估值每年以直線基準按四十年計算折舊。香港以外地區租賃物業每年以直線基準按五十年或（如屬較短年期）租約所餘年期計算攤銷。

其他物業、廠房及設備乃於其估計可用年期按結餘遞減法計算折舊以撇銷其成本，所用年率如下：

電腦設備	25%
傢俬、裝置及設備	10 – 25%
汽車	20 – 25%
廠房及機器	15 – 30%

上述租賃物業之賬面淨值包括：

16. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

Note: During the year, the Group rented out certain of its leasehold properties to outsiders for rental income. Those properties should be accounted for as investment properties. Upon the transfer from property, plant and equipment to investment properties, those properties were revalued with the increase in fair value of HK$325,000 credited to the other property valuation reserve.

The cost or valuation of leasehold properties in Hong Kong is depreciated over forty years on a straight line basis. The cost of leasehold properties outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method at the following rates per annum:

Computer equipment	25%
Furniture, fixtures and equipment	10 – 25%
Motor vehicles	20 – 25%
Plant and machinery	15 – 30%

The net book value of the leasehold properties shown above comprises:

		2006 *千港元* ***HK$'000***	2005 *千港元* *HK$'000*
在香港以中期租約持有	Medium leases in Hong Kong	**27,860**	40,663
在香港以外以中期租約持有	Medium term leases outside Hong Kong	**73,875**	72,605
		101,735	113,268

租賃物業由一家獨立專業估值師行於一九九一年按現時用途基準之公開市值予以重估。本集團採納香港會計準則第16條第80A段有關規定定期重估本集團租賃物業之過渡期豁免，故此毋須進一步重估租賃物業。倘租賃物業按成本值減累計折舊及累計減值虧損列賬，租賃物業於二零零六年三月三十一日之賬面淨值將約為二千一百六十五萬二千港元（二零零五年：二千四百九十二萬三千港元）。

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80A of HKAS 16 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties been carried at cost less accumulated depreciation and accumulated impairment losses, the net book value of the leasehold properties at 31 March 2006 would have been stated at HK$21,652,000 (2005: HK$24,923,000).

17. 預付租賃款項 / 17. PREPAID LEASE PAYMENTS

本集團之預付租賃款項包括：

The Group's prepaid lease payments comprise:

		2006 千港元 HK$'000	2005 千港元 HK$'000
在中國以中期租約持有之租賃土地	Leasehold land held under medium term leases in the PRC	**4,378**	4,499
就申報目的分析為：	Analysed for reporting purposes as:		
流動部分	Current portion	**121**	121
非流動部分	Non-current portion	**4,257**	4,378
		4,378	4,499

18. 產品開發成本 / 18. PRODUCT DEVELOPMENT COSTS

		千港元 HK$'000
成本值	COST	
截至二零零五年三月三十一日止年度內產生之成本及於二零零五年三月三十一日及二零零六年三月三十一日之結餘	Costs incurred during the year ended 31 March 2005 and balance at 31 March 2005 and 31 March 2006	1,732
攤銷	AMORTISATION	
截至二零零五年三月三十一日止年度扣除及於二零零五年三月三十一日之結餘	Charge for the year ended 31 March 2005 and balance at 31 March 2005	86
截至二零零六年三月三十一日止年度扣除	Charge for the year ended 31 March 2006	346
於二零零六年三月三十一日	At 31 March 2006	432
賬面值	CARRYING VALUE	
於二零零六年三月三十一日	At 31 March 2006	1,300
於二零零五年三月三十一日	At 31 March 2005	1,646

產品開發成本以直線法分五年攤銷。

Product development costs are amortised over a period of 5 years on a straight line basis.

19. 商譽 19. GOODWILL

		千港元 *HK$'000*
成本值	COST	
於二零零四年四月一日及二零零五年三月三十一日	At 1 April 2004 and 31 March 2005	16,575
採納香港財務報告準則第3號所對銷累計攤銷 *(附註2)*	Elimination of accumulated amortisation upon application of HKFRS 3 *(note 2)*	(7,426)
於二零零五年四月一日及二零零六年三月三十一日	At 1 April 2005 and 31 March 2006	9,149
攤銷	AMORTISATION	
於二零零四年四月一日	At 1 April 2004	4,738
年內扣除	Charge for the year	2,688
於二零零五年三月三十一日	At 31 March 2005	7,426
採納香港財務報告準則第3號所對銷累計攤銷 *(附註2)*	Elimination of accumulated amortisation upon application of HKFRS 3 *(note 2)*	(7,426)
於二零零五年四月一日及二零零六年三月三十一日	At 1 April 2005 and 31 March 2006	–
賬面值	CARRYING VALUES	
於二零零六年三月三十一日	At 31 March 2006	9,149
於二零零五年三月三十一日	At 31 March 2005	9,149

商譽之減值測試詳情載列於附註21。

Particulars regarding impairment testing on goodwill are disclosed in note 21.

直至二零零五年三月三十一日，商譽分三至十年攤銷。

Until 31 March 2005, goodwill has been amortised over a period ranged from 3 to 10 years.

20. 負商譽

20. NEGATIVE GOODWILL

		千港元 HK$'000
總值	GROSS AMOUNT	
於二零零四年四月一日及二零零五年三月三十一日	At 1 April 2004 and 31 March 2005	6,999
撥入收益	RELEASED TO INCOME	
於二零零四年四月一日及二零零五年三月三十一日	At 1 April 2004 and 31 March 2005	(6,999)
賬面值	CARRYING VALUE	
於二零零五年三月三十一日	At 31 March 2005	–

21. 商譽減值測試

如附註7所闡釋，本集團以業務分類作為報告分類資料的主要方式。就減值測試而言，附註19所載商譽已被分配至電子產品設計、製造及銷售現金產生單位（「現金產生單位」）。

現金產生單位的可收回金額乃按使用價值釐定。計算使用價值所作出主要假設關於貼現率、增長率以及年內收入和直接成本之預計變動。管理層採用除稅前比率估計貼現率，該比率反映市場現時對貨幣時間值以及現金產生單位特有風險的評估。增長率以業內增長預測為基準。收入及直接成本之變動根據慣例及對市場未來變動的期望作出估計。

於本年度，本集團按照獲管理層批准之未來五年最近期財務預算得出現金流量預測檢討商譽減值，所使用之貼現率為8%。由於採用按貼現率計算之使用價值高於現金產生單位之賬面值，故認為商譽毋須確認減值虧損。

21. IMPAIRMENT TESTING ON GOODWILL

As explained in note 7, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill as set out in note 19 has been allocated to the cash generating unit ("CGU") of the design, manufacture and sale of electronic products segment.

The recoverable amount of this CGU has been determined on the basis of value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and expected changes to revenue and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

During the year, the Group performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budgets for the next five years approved by management using a discount rate of 8%. The value in use calculated by using the discount rate is higher than the carrying amount of CGU, accordingly, no impairment loss was considered necessary.

22. 應佔聯營公司權益 22. INTEREST IN ASSOCIATES

		2006 千港元 HK$'000	2005 千港元 HK$'000
於聯營公司投資成本，非上市	Cost of investments in associates, unlisted	**7,066**	7,066
應佔收購後儲備	Share of post-acquisition reserves	**(4,444)**	(4,365)
		2,622	2,701
*減：*已確認減值虧損	*Less:* Impairment losses recognised	**(921)**	(921)
		1,701	1,780

本集團聯營公司於二零零六年三月三十一日之詳情如下：

Details of the Group's associates at 31 March 2006 are as follows:

聯營公司名稱 Name of associate	業務結構形式 Form of business structure	註冊／營業地點 Place of registration/ operations	註冊資本面值 Nominal value of registered capital	本集團應佔股本權益 Attributable equity interest to the Group	主要業務 Principal activity
北京群輝電子有限公司（「北京群輝」） Beijing Commune Fair Electronics Co. Ltd. ("Beijing Commune")	合作企業 Co-operative joint venture	中華人民共和國（「中國」） People's Republic of China ("PRC")	800,000美元 US$800,000	68.75%（見下文） (see below)	暫無業務 Inactive
Danehill Investments (Holdings) Limited	有限責任公司 Limited liability company	開曼群島 Cayman Islands	7,000,000港元 HK$7,000,000	48.28%	投資控股 Investment holding

北京群輝於一九九二年十月註冊成立為合營公司，為期十五年。根據協議，本集團承諾投入五十五萬美元資本，相當於股本權益68.75%。本集團已投足所承擔數額。在協議生效期間，本集團享有北京群輝50%之溢利或虧損。本集團並沒有北京群輝董事局之控制權，惟能行使重大影響力。於二零零二年十月，北京群輝由於沒有更新商業登記證而被中國政府取消其商業登記證。董事審閱於北京群輝投資之賬面值，並認為不大可能收回於北京群輝之權益，而預期源自該投資估計日後現金流量現值甚微。因此，已於財務報表確認減值虧損九十二萬一千港元，以撇銷該投資之賬面值。

Beijing Commune was incorporated as a joint venture company for a term of fifteen years commencing October 1992. Under the agreement, the Group is committed to invest an amount of US$550,000, representing an equity interest of 68.75%. The Group has fully contributed the amount committed. During the life of the agreement, the Group is entitled to share 50% of the profit or loss of Beijing Commune. The Group does not have controlling interest in the board of directors of Beijing Commune but is able to exercise significant influence. In October 2002, the business certificate of Beijing Commune has been cancelled by the PRC government as the company did not renew its business certificate. The directors reviewed the carrying amount of the investment in Beijing and Commune and considered that it is unlikely to recover the interest in Beijing Commune and the present value of the estimated cash flows expected to arise from the investment are minimal. Accordingly, an impairment loss of HK$921,000 was recognised in the financial statements to write down the carrying amount of the investment.

聯營公司由本公司間接持有。

The associates are indirectly held by the Company.

22. 應佔聯營公司權益 *(續)*

有關本集團聯營公司之財務資料總結載列如下：

22. INTEREST IN ASSOCIATES *(Continued)*

The summarised financial information in respect of the Group's associates is set out below:

		2006 *千港元* ***HK$'000***	2005 *千港元* *HK$'000*
資產總值	Total assets	**6,747**	6,923
負債總額	Total liabilities	**(3,941)**	(11,336)
資產淨值(負債淨額)	Net assets (liabilities)	**2,806**	(4,413)
應佔資產淨值	Share of net assets	**1,701**	1,780
營業額	Turnover	**–**	2
年內虧損	Loss for the year	**(45)**	(1,202)
應佔聯營公司業績	Share of results of associates	**(79)**	(378)

23. 可供出售投資

於二零零六年三月三十一日，可供出售投資包括：

23. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31 March 2006 comprise:

		千港元 *HK$'000*
股本證券	Equity securities	
非上市股份，按成本	Unlisted shares, at cost	26,690
減：已確認減值虧損	*Less:* Impairment losses recognised	(2,500)
		24,190
於香港境外上市股份，按公平值	Listed shares outside Hong Kong, at fair value	59
		24,249
就申報用途分析為：	Analysed for reporting purposes as:	
流動部分	Current portion	150
非流動部分	Non-current portion	24,099
		24,249

23. 可供出售投資 *(續)*

於結算日，除其公平值未能可靠計算之非上市股本投資外，所有可供出售投資均以公平值列賬。有關投資之公平值經參考活躍市場所報買入價釐定。

上述非上市投資為於香港註冊成立私人實體發行之非上市股本證券投資。由於合理公平值估計範圍甚大，本公司董事認為未能可靠計算其公平值，因此該等投資於各結算日按成本扣除減值計算。

非上市股本證券中包括於從事投資控股及提供保健相關服務之公司Net Plus Company Limited（「Net Plus」）17%股本權益。於二零零六年三月三十一日，董事參考預期源自該投資之估計日後現金流量現值後審閱其賬面值，並認為，不大可能全數收回於Net Plus之權益，因此，已於財務報表確認減值虧損二百五十萬港元，以撇減該投資之賬面值至其可收回金額。於二零零五年三月三十一日，該投資分類為證券投資（附註24），並於財務報表確認減值虧損二百五十萬港元。

23. AVAILABLE-FOR-SALE INVESTMENTS *(Continued)*

As at the balance sheet date, all available-for-sale investments are stated at fair value, except for those unlisted equity investments of which their fair values cannot be measured reliably. Fair values of those investments have been determined by reference to bid prices quoted in active markets.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in Hong Kong. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

Included in unlisted equity securities was a 17% equity interest in Net Plus Company Limited ("Net Plus"), a company engaged in investment holding and provision of healthcare related services. At 31 March 2006, the directors reviewed its carrying amount with reference to the present value of the estimated future cash flows expected to arise from the investment and considered that it is unlikely to recover the full amount of the interest in Net Plus and accordingly an impairment loss of HK$2,500,000 was recognised in the financial statements to write down the carrying amount of the investment to its recoverable amount. At 31 March 2005, the investment was classified as investment securities (Note 24) and an impairment loss of HK$2,500,000 was recognised in the financial statements.

24. 證券投資

於二零零五年四月一日應用香港會計準則第39號後，投資證券已根據香港會計準則第39號重新分類至適當類別（詳見附註2）。於二零零五年三月三十一日之投資證券載列如下：

24. INVESTMENTS IN SECURITIES

Upon the application of HKAS 39 on 1 April 2005, investment securities were reclassified to appropriate categories under HKAS 39 (see note 2 for details). Investment securities as at 31 March 2005 are set out below:

		投資證券 **Investment securities** 2005 *千港元* *HK$'000*	其他投資 **Other investments** 2005 *千港元* *HK$'000*	總額 **Total** 2005 *千港元* *HK$'000*
股本證券：	Equity securities:			
上市	Listed			
香港	Hong Kong	–	10,111	10,111
海外	Overseas	8,106	23,476	31,582
		8,106	33,587	41,693
減：已確認減值虧損	*Less:* Impairment losses recognised	(8,012)	–	(8,012)
		94	33,587	33,681
非上市	Unlisted			
香港	Hong Kong	26,540	150	26,690
海外	Overseas	–	–	–
		26,540	150	26,690
減：已確認減值虧損	*Less:* Impairment losses recognised	(2,500)	–	(2,500)
		24,040	150	24,190
		24,134	33,737	57,871
上市證券之市值	Market value of listed securities	94	33,587	33,681
賬面值就呈報目的而分析為：	Carrying amount analysed for reporting purposes as:			
流動	Current	–	33,737	33,737
非流動	Non-current	24,134	–	24,134
		24,134	33,737	57,871

25. 衍生金融工具

於二零零六年三月三十一日，非指定為對沖工具之衍生金融工具載列如下：

25. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments not designated as hedging instruments as at 31 March 2006 are as follows:

		資產 Assets 千港元 HK$'000	負債 Liabilities 千港元 HK$'000
股本證券之購股權	Options on equity securities		
－於香港上市	– listed in Hong Kong	–	(15)
－於香港境外上市	– listed outside Hong Kong	–	(439)
股本證券之購買沖銷票據	Buy-write certificates on equity securities		
－於香港上市	– listed in Hong Kong	2,328	–
－於香港境外上市	– listed outside Hong Kong	2,331	–
		4,659	(454)

上述衍生金融工具於各結算日按公平值計算。其公平值乃根據對等工具於結算日所報市價釐定。

The above derivative financial instruments are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

26. 存貨

26. INVENTORIES

		本集團 THE GROUP **2006** ***千港元*** ***HK$'000***	 2005 *千港元* *HK$'000*
原料	Raw materials	**152,979**	129,768
在製品	Work in progress	**17,387**	13,335
製成品	Finished goods	**205,668**	160,667
		376,034	303,770

於本年度，存貨成本於綜合收益表確認為支出約達十一億七千二百七十三萬港元（二零零五年：十一億一千九百四十三萬六千港元）。

The cost of inventories recognised as an expense in the consolidated income statement during the year amounted to HK$1,172,730,000 (2005: HK$1,119,436,000).

27. 待售物業

待售物業於本年度收益表扣除之成本為零（二零零五：四百七十萬零五千港元）。

27. PROPERTIES FOR SALE

The cost of properties for sale recognised as an expense in the income statement during the year amounted to nil (2005: HK$4,705,000).

28. 應收賬款、按金及預付款項

於二零零六年三月三十一日，應收賬款、按金及預付款項包括應收貿易賬款二億五千二百二十六萬四千港元（二零零五年：一億四千八百二十七萬港元）。於年結日應收貿易賬款之賬齡分析如下：

28. DEBTORS, DEPOSITS AND PREPAYMENTS

At 31 March 2006, debtors, deposits and prepayments included trade debtors of HK$252,264,000 (2005: HK$148,270,000). The aged analysis of trade debtors at the balance sheet date is as follows:

		2006 *千港元* ***HK$'000***	2005 *千港元* *HK$'000*
0－30日	0 – 30 days	**194,355**	78,296
31－60日	31 – 60 days	**21,267**	11,015
61－90日	61 – 90 days	**10,560**	23,688
超過90日	Over 90 days	**26,082**	35,271
		252,264	148,270

本集團向其貿易客戶提供平均為期30至90日之數期。

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers.

於二零零六年三月三十一日，應收賬款及按金之公平值與其相應賬面值相若。

The fair value of debtors and deposits as at 31 March 2006 approximates the corresponding carrying amount.

29. 應收（應付）聯營公司款項

應收（應付）款項為無抵押、免息及當要求時償還。

29. AMOUNTS DUE FROM (TO) ASSOCIATES

The amounts are unsecured, interest-free and repayable on demand.

於二零零六年三月三十一日，應收（應付）聯營公司款項之公平值與其相應賬面值相若。

The fair value of amounts due from (to) associates as at 31 March 2006 approximates the corresponding carrying amount.

30. 持作買賣投資

於二零零六年三月三十一日，持作買賣投資包括：

30. INVESTMENTS HELD FOR TRADING

Investments held for trading as at 31 March 2006 include:

		千港元 HK$'000
上市證券	Listed securities	
於香港上市股本證券	Equity securities listed in Hong Kong	7,335
於香港境外上市股本證券	Equity securities listed outside Hong Kong	16,230
於香港境外上市股本證券債務證券	Debt securities listed outside Hong Kong	4,202
		27,767

於結算日，所有持作買賣投資均以公平值列賬。有關投資之公平值經參考活躍市場所報買入價釐定。

As at the balance sheet date, all investments held for trading are stated at fair value. Fair values of those investments have been determined by reference to bid prices quoted in active markets.

31. 銀行結餘及現金

銀行結餘及現金包括本集團所持現金，以及原定於三個月或以下到期，且平均利率為1.20厘（二零零五年：0.45厘）之短期銀行存款。董事認為，銀行結餘及現金之賬面值與其公平值相若。

31. BANK BALANCES AND CASH

Bank balances and cash comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less at an average interest rate of 1.20% (2005: 0.45%). The directors consider the carrying amount of the bank balances and cash approximates its fair value.

32. 應付賬款及應計費用

於二零零六年三月三十一日，應付賬款及應計費用包括應付貿易賬款二億一千一百三十五萬七千港元（二零零五年：一億四千一百零三萬七千港元）。於結算日應付貿易賬款之賬齡分析如下：

32. CREDITORS AND ACCRUED CHARGES

At 31 March 2006, creditors and accrued charges included trade creditors of HK$211,357,000 (2005: HK$141,037,000). The aged analysis of trade creditors at the balance sheet date is as follows:

		2006 千港元 HK$'000	2005 千港元 HK$'000
0－30日	0 – 30 days	**94,875**	48,124
31－60日	31 – 60 days	**44,773**	21,475
61－90日	61 – 90 days	**23,796**	17,184
超過90日	Over 90 days	**47,913**	54,254
		211,357	141,037

於二零零六年三月三十一日，應付賬款公平值與其相應賬面值相若。

The fair value of creditors as at 31 March 2006 approximates the corresponding carrying amount.

33. 貸款

33. BORROWINGS

		2006 千港元 HK$'000	2005 千港元 HK$'000
貸款包括如下：	Borrowings comprise the following:		
信託收據及入口貸款	Trust receipts and import loans	**105,646**	60,024
有關具追索權貼現票據之貸款	Loans related to bills discounted with recourse	**66,065**	–
債權貼現貸款 *(附註)*	Debt factoring loans *(Note)*	**28,470**	35,712
短期貸款	Short term loans	**20,611**	12,866
		220,792	108,602
有抵押	Secured	**95,146**	36,680
無抵押	Unsecured	**125,646**	71,922
		220,792	108,602

附註： 有關金額指就向若干銀行出售貿易應收賬款透支之貸款。

Note: Amount represents loans drawn against trade receivables sold to certain banks.

33. 貸款 *(續)*

本集團之貸款為於一年內或當要求時償還之浮息貸款，並按香港銀行同業拆息率1.25厘至2厘計算。利率每月重定。

以相關集團實體功能貨幣以外貨幣列值之本集團貸款載列如下：

33. BORROWINGS *(Continued)*

The Group's borrowings are floating-rate borrowings which are repayable within one year or on demand. The interest is charged at a range from 1.25% – 2% over the Hong Kong Inter-bank Offered Rate. Interest is repricing every month.

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

		美元 **United States dollars** *千美元 '000*	日圓 **Japanese Yen** *千日圓 '000*
於二零零六年三月三十一日	At 31 March 2006	23,276	89,301
於二零零五年三月三十一日	At 31 March 2005	12,499	39,008

34. 遞延稅項

本年度及過往年度已確認主要遞延稅項負債及資產及其變動如下：

34. DEFERRED TAXATION

The followings are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior years:

		加速稅項折舊 Accelerated tax depreciation 千港元 HK$'000	物業重估 Revaluation of properties 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000	總額 Total 千港元 HK$'000
於二零零四年四月一日	At 1 April 2004					
－原來列示	– as originally stated	(1,376)	(1,267)	2,545	98	–
－會計政策變動之影響 (附註2及3)	– effects of changes in accounting policies (notes 2 and 3)	–	(1,288)	–	–	(1,288)
		(1,376)	(2,555)	2,545	98	(1,288)
年內(扣自)計入收益	Credit (charge) to income for the year	816	(1,014)	(1,324)	176	(1,346)
於二零零五年三月三十一日	At 31 March 2005	(560)	(3,569)	1,221	274	(2,634)
年內(計入)扣自收益	(Charge) credit to income for the year	(10,639)	1,258	6,386	–	(2,995)
於二零零六年三月三十一日	At 31 March 2006	(11,199)	(2,311)	7,607	274	(5,629)

就呈列資產負債表而言，若干遞延資產及負債已對銷。用作財務報告用途之遞延稅項分析如下：

For the purpose of the balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

		2006 *千港元* ***HK$'000***	2005 *千港元* *HK$'000*
遞延稅項資產	Deferred tax assets	**1,929**	42
遞延稅項負債	Deferred tax liabilities	**(7,558)**	(2,676)
		(5,629)	(2,634)

由於未能預計未來溢利來源，本集團並無就稅項虧損一億七千九百八十七萬六千港元（二零零五年：二億二千三百一十二萬六千港元）確認遞延稅項資產。未確認稅項虧損包括八千二百五十一萬三千港元（二零零五年：八千一百一十三萬六千港元）將於二零零七年至二零一九年（二零零五年：二零零六年至二零一九年）到期，其他稅項虧損可無限期結轉。

The Group has not recognised deferred tax asset in respect of tax losses of HK$179,876,000 (2005: HK$223,126,000) due to the unpredictability of future profit streams. Included in the unrecognised tax losses are losses of HK$82,513,000 (2005: HK$81,136,000) that will expire in the years of 2007 to 2019 (2005: 2006 to 2019), other tax losses may be carried forward indefinitely.

35. 股本 35. SHARE CAPITAL

		股份數目 Number of shares	千港元 HK$'000
每股面值0.40港元之普通股	Ordinary shares of HK$0.40 each		
法定股本:	Authorised:		
於二零零四年四月一日、二零零五年三月三十一日及二零零六年三月三十一日	At 1 April 2004, 31 March 2005 and 31 March 2006	1,250,000,000	500,000
已發行及繳足股本:	Issued and fully paid:		
於二零零四年四月一日	At 1 April 2004	757,219,982	302,888
行使購股權而發行之股份	Issue of shares upon exercise of share options	7,455,632	2,982
購回股份	Repurchase of shares	(2,067,500)	(827)
於二零零五年三月三十一日	At 31 March 2005	762,608,114	305,043
行使購股權而發行之股份	Issue of shares upon exercise of share options	4,500,000	1,800
購回股份	Repurchase of shares	(6,227,500)	(2,491)
於二零零六年三月三十一日	At 31 March 2006	760,880,614	304,352

本公司已發行股本之變動詳情如下:

(a) 於二零零四年七月,本公司若干購股權獲持有人行使,因此本公司以每股0.40港元之價格發行五百四十五萬五千六百三十二股每股面值0.40港元之股份。

(b) 於二零零四年九月,本公司若干購股權獲持有人行使,因此本公司以每股0.40港元之價格發行二百萬股每股面值0.40港元之股份。

Details of the changes in the share capital of the Company are as follows:

(a) In July 2004, 5,455,632 shares of HK$0.40 each were issued at HK$0.40 per share as a result of the exercise of the certain share options of the Company by their holders.

(b) In September 2004, 2,000,000 shares of HK$0.40 each were issued at HK$0.40 per share as a result of the exercise of the certain share options of the Company by their holders.

35. 股本 *(續)*

35. SHARE CAPITAL *(Continued)*

(c) 於截至二零零五年三月三十一日止年度內，本公司在聯交所購回其股份如下：

(c) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2005 as follows:

月份	Month	股份數目 Number of shares	每股價格 Price per share 最低 Lowest 港元 *HK$*	最高 Highest 港元 *HK$*	總代價 Aggregate consideration 千港元 *HK$'000*
二零零四年八月	August 2004	1,217,500	0.79	0.80	964
二零零四年十月	October 2004	850,000	0.80	0.81	685
		2,067,500			1,649

以上股份於購回時已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回股份之溢價已扣自累計溢利。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

(d) 在二零零五年十二月，本公司若干購股權獲持有人行使，因此本公司以每股0.67港元之價格發行一百五十萬股每股面值0.40港元之股份。

(d) In December 2005, 1,500,000 shares of HK$0.40 each were issued at HK$0.67 per share as a result of the exercise of the certain share options of the certain share options of the Company by their holders.

(e) 在二零零六年一月，本公司若干購股權獲持有人行使，因此本公司以每股0.40港元之價格發行三百萬股每股面值0.40港元之股份。

(e) In January 2006, 3,000,000 shares of HK$0.40 each were issued at HK$0.40 per share as a result of the exercise of the certain share options of the Company by their holders.

35. 股本 *(續)*

(f) 在截至二零零六年三月三十一日止年度內，本公司在聯交所購回其股份如下:

35. SHARE CAPITAL *(Continued)*

(f) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2006 as follows:

月份	Month	所購回每股面值0.40港元之股份數目 Number of shares of HK$0.40 each repurchase	每股價格 Price per share 最低 Lowest 港元 HK$	最高 Highest 港元 HK$	總代價 Aggregate consideration 千港元 HK$'000
二零零五年四月	April 2005	385,000	0.67	0.68	260
二零零五年五月	May 2005	417,500	0.68	0.69	284
二零零五年六月	June 2005	700,000	0.68	0.70	483
二零零五年八月	August 2005	1,082,500	0.58	0.58	628
二零零五年九月	September 2005	1,800,000	0.56	0.59	1,040
二零零五年十月	October 2005	1,642,500	0.56	0.59	944
二零零五年十一月	November 2005	200,000	0.69	0.69	138
		6,227,500			3,777

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回股份之溢價已扣自累計溢利。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

所有已發行股份在各方面與現有已發行之股份享有同等權益。

All shares issued rank pari passu with the then existing shares is issued in all respects.

36. 購股權計劃

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之購股權計劃(「一九九七年計劃」),董事局可向本集團任何合資格之員工授予購股權,認購本公司之股份,包括本公司及其附屬公司之董事。所授予之購股權由授予購股權當日起計於五年內可行使。各購股權於授予當日起即時歸屬。購股權之股份認購價為股份之面值或於授予購股權前五個交易日股份之平均最後成交價之80%,以較高者為準。

根據一九九七年計劃所授出購股權變動如下:

36. SHARE OPTION SCHEME

Under the Company's share option scheme which was approved and adopted at the special general meeting of the Company held on 7 April 1997 ("1997 Scheme") for a period of 4 years, the directors may grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. Each share option vested immediately at the date of grant. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

The movements of the options granted under the 1997 Scheme were as follows:

			購股權數目 Number of share options		
授予日期	Date of grant	行使價 Exercsie price 港元 HK$	於年初尚未行使 Outstanding at beginning of the year	在本年度內行使 Exercised during the year	於年終尚未行使 Outstanding at end of the year
截至二零零五年三月三十一日止年度	For the year ended 31 March 2005				
一九九九年七月二日	2 July 1999	0.40	5,455,632	5,455,632	–
年終可予行使	Exercisable at the end of the year				–
加權平均行使價(港元)	Weighted average exercise price (HK$)		0.40	0.40	–

本公司於二零零二年九月十二日舉行股東特別大會通過採用為期五年之新購股權計劃(「二零零二年計劃」)。該計劃旨在就參與者對本集團作出之貢獻提供鼓勵及獎勵。該計劃之合資格參與人包括任何僱員、非執行董事、商品或服務供應商、客戶、諮詢人或顧問以及本集團任何成員公司之股東。

A new share option scheme was approved and adopted at the special general meeting of the Company held on 12 September 2002 ("2002 Scheme") for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultant and shareholders of any member of the Group.

36. 購股權計劃 *(續)*

根據二零零二年計劃連同本公司其他購股權計劃將授予之所有購股權獲行使時可發行之最高股份總數，不得超過不時已發行股份之10%，而所有已授出尚未行使購股權可發行股份上限，不可超過不時已發行股份之30%。

截至購股權授出之日前任何十二個月內，授予各參與人之購股權獲行使而已經及將予發行之股份總數，不可超逾不時已發行股份之1%。

購股權可行使期限由董事局決定，惟不可超過於授出日起計五年。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起即時歸屬。

購股權之股份認購價由董事局決定，惟有關價格不得低過於(i)授予購股權當日股份之收市價，或(ii)緊接授出日期前連續五個交易日股份平均收市價，或(iii)股份於授出日期之面值，以最高者為準。

36. SHARE OPTION SCHEME *(Continued)*

The maximum number of shares options which may be issued upon exercise of all options to be granted under the 2002 Scheme and other share option scheme of the Company must not, in aggregate, exceed 10% while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant will not exceed 1% of the shares in issue.

The period within which the shares must be taken up under an option is any period as determined by the Board, which will not be more than 5 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period. Each share option vested immediately at the date of grant.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

36. 購股權計劃(續) 36. SHARE OPTION SCHEME *(Continued)*

根據二零零二年計劃所授出購股權之變動如下:

The movements of the options granted under the 2002 Scheme were as follows:

授予日期	Date of grant	行使價 Exercsie price 港元 *HK$*	購股權數目 Number of share optinos 於年初尚未行使 Outstanding at beginning of the year	在本年度內授予 Granted during the year	在本年度內行使 Exercised during the year	於年終尚未行使 Outstanding at end of the year
截至二零零六年三月三十一日止年度	For the year ended 31 March 2006					
二零零三年五月二日	2 May 2003	0.40	4,700,500	–	3,000,000	1,700,500
二零零三年十月十日	10 October 2003	0.86	15,144,000	–	–	15,144,000
二零零四年八月二十四日	24 August 2004	0.808	3,000,000	–	–	3,000,000
二零零四年十一月二日	2 November 2004	0.814	2,650,000	–	–	2,650,,000
二零零五年二月七日	7 February 2005	0.67	1,500,000	–	1,500,,000	–
二零零五年十二月二十二日	22 December 2005	0.80	–	4,910,000	–	4,910,000
二零零六年一月五日	5 January 2006	0.89	–	19,160,000	–	19,160,000
			26,994,500	24,070,000	4,500,000	46,564,500
年終可予行使	Exercisable at the end of the year					46,564,500
加權平均行使價(港元)	Weighted average exercise price (HK$)		0.76	0.87	0.49	0.84
截至二零零五年三月三十一日止年度	For the year ended 31 March 2005					
二零零三年五月二日	2 May 2003	0.40	6,700,500	–	2,000,000	4,700,500
二零零三年十月十日	10 October 2003	0.86	15,144,000	–	–	15,144,000
二零零四年八月二十四日	24 August 2004	0.808	–	3,000,000	–	3,000,000
二零零四年十一月二日	2 November 2004	0.814	–	2,650,000	–	2,650,000
二零零五年二月七日	7 February 2005	0.67	–	1,500,000	–	1,500,000
			21,844,500	7,150,000	2,000,000	26,994,500
年終可予行使	Exercisable at the end of the year					26,994,500
加權平均行使價(港元)	Weighted average exercise price (HK$)		0.72	0.78	0.40	0.76

36. 購股權計劃 *(續)*

本公司並無根據一九九七年計劃及二零零二年計劃獲授予董事任何購股權。

本年度內，共收到僱員因接納購股權而支付之總代價為3港元（二零零五年：8港元）。

就本年度內獲行使之購股權而言，於行使當日之加權平均股價為每股0.94港元（二零零五年：0.85港元）。

截至二零零六年三月三十一日止年度內，本公司分別於二零零五年十二月二十二日及二零零六年一月五日授出購股權。於該等日期授出之購股權估計公平值分別為每股0.14港元及0.18港元。

該等公平值乃採用柏力克－舒爾斯定價模式釐定。輸入該模式之主要數據載列如下：

加權平均股價	0.80港元至0.89港元
行使價	0.80港元至0.89港元
預期波幅	30.90%－31.74%
預期年期	3年
無風險利率	3.92%－4.14%
預期股息率	5.92%－6.01%

預期波幅乃採用本公司股價於過去一年的歷史波幅而釐定。上述模式所用預期年期亦按管理層就不能轉讓之影響、行使限制及行為考慮因素作出的最佳估算予以調整。

本集團於截至二零零六年三月三十一日止年度，就本公司授出之購股權確認開支總額三百三十九萬二千港元（二零零五年：無）。

36. SHARE OPTION SCHEME *(Continued)*

No share options have been granted to the directors of the Company pursuant to the 1997 Scheme and 2002 Scheme.

Total consideration received during the year from employees for taking up the options granted amounted to HK$3 (2005: HK$8).

In respect of the share options exercised during the year, the weighted average share price at the date of exercise of HK$0.94 (2005: HK$0.85) per share.

During the year ended 31 March 2006, options were granted on 22 December 2005 and 5 January 2006. The estimated fair values of the options granted on those dates are HK$0.14 and HK$0.18 per share respectively.

These fair values were calculated using The Black-Scholes pricing model. The inputs into the model were as follows:

Weighted average share price	HK$0.80 – HK$0.89
Exercise price	HK$0.80 – HK$0.89
Expected volatility	30.90% – 31.74%
Expected life	3 years
Risk-free rate	3.92% – 4.14%
Expected dividend yield	5.92% to 6.01%

Expected volatility was determined by using the historical volatility of the Company's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioral considerations.

The Group recognised the total expense of HK$3,392,000 for the year ended 31 March 2006 (2005: nil) in relation to share options granted by the Company.

37. 共同控制營運業務之權益

於二零零二年，本公司之全資附屬公司美日有限公司（「美日」）與一名獨立第三方茂名市建築工程總公司（「中國合營公司」）簽訂協議，除地下層外，共同發展一項命名為富臨花園之商住物業。根據協議，美日提供該物業發展地盤及現金人民幣五百萬元，而中國合營公司則承擔建築費用人民幣一千一百五十萬元。根據協議，中國合營公司將可優先獲分配從物業銷售所得金額人民幣三百萬元，美日將可獲分配其後物業銷售所得金額人民幣三百八十二萬元。美日可分佔餘下售樓收入56%。

於二零零六年三月三十一日，本集團在財務報告已確認在該項共同控制業務之總資產及總負債應佔權益之數額如下：

37. INTEREST IN JOINTLY CONTROLLED OPERATIONS

In 2002, Niceday Limited ("Niceday"), a wholly-owned subsidiary of the Company, entered into an agreement with 茂名市建築工程總公司 ("PRC joint venture party"), an independent third party, for the re-development of properties under development into a residential and commercial complex known as Fortune Garden, excluding the basement level. Pursuant to the terms of the agreement, Niceday will contribute the subject development site and a cash sum of RMB5,000,000 whilst the PRC joint venture party will bear the development cost of RMB11,500,000. Under the agreement, the PRC joint venture party will receive the first RMB3,000,000 sale proceeds from property sales and then Niceday will receive the following sale proceeds of RMB3,820,000. Niceday is entitled to 56% of all the *remaining sales proceeds.*

At 31 March 2006, the aggregate amount of assets and liabilities recognised in the Group's financial statements in relation to the interest in jointly controlled operation is as follows:

		2006 *千港元* ***HK$'000***	2005 *千港元* *HK$'000*
資產	Assets	**3,973**	3,466
負債	Liabilities	**–**	79
營業額	Turnover	**–**	5,245
本集團應佔業績	Result attributable to the Group	**(1,297)**	(234)

38. 資本承擔

38. CAPITAL COMMITMENTS

		2006 *千港元* ***HK$'000***	2005 *千港元* *HK$'000*
已簽約但未在財務報告撥備之收購物業、廠房及設備之資本費用	Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	**3,104**	6,310
已簽約但未在財務報告撥備之收購附屬公司之資本費用	Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of subsidiaries	**7,769**	–

38. 資本承擔 *(續)*

於二零零六年二月二十一日，本集團與The Singing Machine Company, Inc.（「SMC」）訂立購入證券協議，以每股0.233美元之價格收購及認購SMC一千二百八十七萬五千五百三十六股新股份，相當於現有已發行股本127.98%及SMC經配發及發行新股份後擴大之已發行股本約56.14%，總代價為三百萬美元（相當於二千三百三十萬零六千港元）。除新股份外，SMC亦將以零代價向本集團發行認股權證。該等認股權證附有權利，可於交易結束日期後第一週年、第三週年及第四週年，按0.233美元（按每股股份基準支付之初步價格）、0.28美元（相當於初步價格120%）及0.35美元（相當於初步價格150%）之價格購入最多五百萬股SMC額外股份。是項交易於本報告日期尚未完成。

於二零零六年三月八日，本集團與SMC訂立過渡貸款協議。根據該協議，本集團授予SMC一筆二百萬美元（相當於一千五百五十三萬七千港元）之貸款，以贖回其尚未償還之債券。是項貸款可以現金償還或於交易完成後由本集團向SMC支付購入代價抵銷。因此，於結算日，過渡貸款列作收購附屬公司之訂金，餘下款項一百萬美元（相當於七百七十六萬九千港元）則作為本集團資本承擔披露。

38. CAPITAL COMMITMENTS *(Continued)*

On 21 February 2006, the Group entered into a securities purchase agreement with The Singing Machine Company, Inc. ("SMC") to acquire and subscribe for 12,875,536 new shares of SMC, which represent 127.98% of the existing issued share capital and approximately 56.14% of the issued share capital of SMC as enlarged by the allotment and issue of the new shares, at the price of US$0.233 per share. The total consideration is US$3,000,000 (equivalent to HK$23,306,000). In addition to the new shares, SMC will issue warrants to the Group at nil consideration. The warrants contain the rights to purchase up to 5,000,000 additional shares of SMC at prices of US$0.233 (the initial price paid on a per share basis), US$0.28 (equals to 120% of the initial price) and US$0.35 (equals to 150% of the initial price) on the first, third and fourth anniversary of the closing date of the transaction. The transaction has not been completed as at the date of this report.

On 8 March 2006, the Group entered into a bridge loan agreement with SMC. Pursuant to the bridge loan agreement, the Group granted a loan of US$2,000,000 (equivalent to HK$15,537,000) to SMC for redemption of its outstanding debentures. The loan can be repaid either in cash or offset against the purchase consideration to be paid by the Group to SMC upon completion of the transaction. Accordingly, the bridge loan is recorded as a deposit for acquisition of subsidiaries at the balance sheet date, and the remaining balance of US$1,000,000 (equivalent to approximately HK$7,769,000) is disclosed as a capital commitment of the Group.

39. 或然負債

39. CONTINGENT LIABILITIES

		2006 *千港元* ***HK$'000***	2005 *千港元* *HK$'000*
可追索權銀行貼現票據	Bills discounted with recourse	–	1,350

40. 經營租約承擔

作為承租人

於結算日，本集團根據不可撤銷之已承租物業經營租約須於下列期間償還之最低租金承擔如下：

40. OPERATING LEASE COMMITMENTS

As lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

		2006 千港元 HK$'000	2005 千港元 HK$'000
一年內	Within one year	**2,100**	2,712
第二至第五年內	In the second to fifth years inclusive	**2,079**	6,549
超過五年	Over five years	**1,188**	8,698
		5,367	17,959

經營租約付款指本集團之辦公室及廠房物業之應付租金。租約乃經磋商後釐定，平均年期為三年，而租金於租約期內是固定的。於截至二零零五年三月三十一日止年度，其中有一項租約尚餘四十八年期。本集團於本年度內提早終止該租約。

Operating lease payments represent rentals payable by the Group for its office and factory premises. Leases are negotiated for an average term of 3 years and rentals are fixed over the lease terms. For the year ended 31 March 2005, there was a lease with a remaining term of 48 years, such lease was early terminated by the Group during the year.

作為出租人

持有之物業已與租客簽訂未來二年之租約。根據本集團與租客簽訂不可撤銷經營租約，於下列期間應收取之未來最低租金如下：

As lessor

The properties held have committed tenants for the next two years. The Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases which fall due as follows:

		2006 千港元 HK$'000	2005 千港元 HK$'000
一年內	Within one year	**3,280**	1,228
第二至第五年內	In the second to fifth years inclusive	**1,822**	–
		5,102	1,228

41. 資產抵押

於結算日,本集團抵押若干資產作為所獲一般信貸融資及經紀股票按揭戶口之擔保。該等資產之賬面值如下:

41. PLEDGE OF ASSETS

At the balance sheet date, the Group pledged certain assets with the following carrying values to secure the general credit facilities granted to the Group and the margin accounts with brokers:

		2006 千港元 HK$'000	2005 千港元 HK$'000
已貼現應收賬款結餘	Factored debtor balances	**102,556**	43,901
持作買賣之投資,按公平值	Investments held for trading at fair value	**18,337**	17,714
包括於應收賬款、按金及預付款項中之股票抵押按金	Margin deposits with brokers as included in debtors, deposits and prepayments	**2,498**	2,950

42. 退休福利計劃

本集團為香港全體合資格僱員參與香港政府推行之強積金計劃。強積金計劃之資產獨立於本集團之資產,由信託基金管理。自收益表扣除之強積金退休福利成本指本集團按強積金計劃規則規定之比率作出之應付供款。

受僱於中國附屬公司之僱員是中國政府管理之國營退休福利計劃之成員。該等中國附屬公司須按工資若干百分比向退休福利基金供款。本集團對有關退休福利計劃之責任只限於按該計劃所規定供款額作出供款。

42. RETIREMENT BENEFITS SCHEME

The Group participates in the MPF Scheme implemented by the Hong Kong Government for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of trustee. The retirement benefit cost for the MPF charged to the income statement represents contributions payable to the fund by the Group at rates specified in the rules of the MPF Scheme.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

43. 結算日後事項

於二零零六年六月二十三日,本集團與外界獨立人士就收購賢邦有限公司(「賢邦」)十五萬股現有股份訂立買賣協議,作價七百萬港元。該等股份相當於賢邦全部已發行股本30%。賢邦為於香港註冊成立之有限公司,連同其附屬公司主要從事設計、製造、推廣及銷售消費電子產品。是項交易於本報告日期尚未完成。

43. POST BALANCE SHEET EVENT

On 23 June 2006, the Group entered into a sale and purchase agreement with independent outsiders to acquire 150,000 existing shares in Interforce Limited ("Interforce"), representing a 30% of the entire issued share capital of Interforce, at a consideration of HK$7,000,000. Interforce, a company incorporated in Hong Kong with limited liability, together with its subsidiaries are engaged principally in design, engineering, marketing and sale of consumer electronic products. The transaction has not been completed as at the date of this report.

44. 關連人士交易

(a) 於本年度內,本集團主要股東劉錫康先生為本集團之一項非上市可供出售投資之減值提供個人擔保額達一千五百萬港元(二零零五年:一千五百萬港元)。

本集團與聯營公司有往來賬項。於二零零六年三月三十一日,其往來賬項結餘及其條款分別列於綜合資產負債表內及於附註29闡述。

(b) **主要管理層人員之薪酬**

年內,主要管理人員,即董事之酬金詳情載於附註11。

44. RELATED PARTY TRANSACTIONS

(a) During the year, Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2005: HK$15 million).

The Group maintained current accounts with associates. Their balances as at 31 March 2006 are set out in the consolidated balance sheet with the terms disclosed in note 29.

(b) **Compensation of key management personnel**

Details of the remuneration of key management personnel, which are the directors, during the year were set out in note 11.

45. 本公司財務資料 45. FINANCIAL INFORMATION OF THE COMPANY

		附註 Notes	2006 千港元 HK$'000	2005 千港元 HK$'000
非流動資產	Non-current assets			
應佔附屬公司權益	Interest in subsidiaries	46	**122,184**	122,184
可供出售投資	Available-for-sale investments	47	**59**	–
證券投資	Investments in securities	48	**–**	94
			122,243	122,278
流動資產	Current assets			
預付款項	Prepayments		**1**	7
應收附屬公司款項	Amounts due from subsidiaries	46	**604,440**	603,468
應收一家聯營公司款項	Amount due from an associate	29	**2,800**	2,800
銀行結存及現金	Bank balances and cash	31	**524**	320
			607,765	606,595
流動負債	Current liabilities			
應付賬款及應計費用	Creditors and accrued charges		**900**	920
應付附屬公司款項	Amounts due to subsidiaries	46	**165,644**	122,356
			166,544	123,276
流動資產淨值	Net current assets		**441,221**	483,319
資產淨值	Net assets		**563,464**	605,597
資本及儲備	Capital and reserves			
股本	Share capital	35	**304,352**	305,043
儲備	Reserves	49	**259,112**	300,554
股東資金	Shareholders' funds		**563,464**	605,597

46. 應佔附屬公司權益 / 46. INTEREST IN SUBSIDIARIES

		2006 千港元 HK$'000	2005 千港元 HK$'000
非上市股份，按賬面值	Unlisted shares, at carrying value	**136,684**	136,684
已確認減值虧損	Impairment losses recognised	**(14,500)**	(14,500)
		122,184	122,184

非上市股份之賬面值乃根據本公司按一九八九年十二月之集團重組計劃成為最終控股公司時，SIH Limited及其附屬公司之相關淨資產賬面值計算。

The carrying value of the unlisted shares is based on the book value of the underlying net assets of SIH Limited and its subsidiaries as at the date on which the Company became the ultimate holding company under the group reorganisation in December 1989.

於二零零六年三月三十一日，應收（應付）附屬公司款項之公平值與相應賬面值相若。

The fair value of amounts due from (to) subsidiaries as at 31 March 2006 approximates the corresponding carrying amount.

於二零零六年三月三十一日主要附屬公司之詳情載於附註50。

Details of principal subsidiaries at 31 March 2006 are set out in note 50.

47. 可供出售投資 / 47. AVAILABLE-FOR-SALE INVESTMENTS

於二零零六年三月三十一日，可供出售投資包括在香港境外上市的股本證券，並以公平值五萬九千港元呈列。公平值經參考活躍市場所報買入價釐定。

Available-for-sale investments as at 31 March 2006 comprise equity securities listed outside Hong Kong, and are stated at fair value of HK$59,000. The fair value was determined by reference to bid prices quoted in active markets.

48. 證券投資 / 48. INVESTMENTS IN SECURITIES

於二零零五年三月三十一日，證券投資包括在香港境外上市的股本證券。於二零零五年四月一日採納香港會計準則第39號後，根據該準則，證券投資重新劃分為適當類別。

Investments in securities as at 31 March 2005 comprised equity securities listed outside Hong Kong. Upon the application of HKAS 39 on 1 April 2005, investment securities were reclassified to appropriate categories under HKAS 39.

49. 儲備 49. RESERVES

		股份溢價 Share premium 千港元 HK$'000	實繳盈餘 Contributed surplus 千港元 HK$'000	投資重估儲備 Investment revaluation reserve 千港元 HK$'000	購股權儲備 Share option reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	累計溢利 Accumulated profits 千港元 HK$'000	總計 Total 千港元 HK$'000
於二零零四年四月一日	At 1 April 2004	83,782	75,263	–	–	46,985	89,135	295,165
購回股份之溢價	Premium on repurchase of shares	–	–	–	–	–	(822)	(822)
購回股份產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	–	–	827	(827)	–
本年度溢利	Profit for the year	–	–	–	–	–	48,244	48,244
已付股息	Dividends paid	–	–	–	–	–	(42,033)	(42,033)
於二零零五年三月三十一日	At 31 March 2005	83,782	75,263	–	–	47,812	93,697	300,554
可供出售投資公平值減少	Decrease in fair value of available-for-sale investments	–	–	(35)	–	–	–	(35)
確認以股本結算股份付款	Recognition of equity settled share based payments	–	–	–	3,392	–	–	3,392
購股權獲行使而發行股份	Issue of shares upon exercise of share options	405	–	–	–	–	–	405
購回股份之溢價	Premium on repurchase of shares	–	–	–	–	–	(1,286)	(1,286)
購回股份產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	–	–	2,491	(2,491)	–
本年度虧損	Loss for the year	–	–	–	–	–	(5,948)	(5,948)
已付股息	Dividends paid	–	–	–	–	–	(37,970)	(37,970)
於二零零六年三月三十一日	**At 31 March 2006**	**84,187**	**75,263**	**(35)**	**3,392**	**50,303**	**46,002**	**259,112**

50. 主要附屬公司

於二零零六年三月三十一日，本公司之主要附屬公司詳情如下：

50. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31 March 2006 are as follows:

附屬公司名稱 Name of subsidiary	註冊成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股本權益 Attributable equity interest to the Group	主要業務 Principal activities
銳歡有限公司 ACME Delight Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
Cosmo Communications Corporation	美國／加拿大 United States of America/Canada	1,571,000美元 US$1,571,000	91.4%	電器產品貿易及投資控股 Trading in electrical appliances and investment holding
永堅有限公司 Ever Solid Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	投資控股 Investment holding
Gladman Investments Pte. Limited	新加坡共和國／香港 Republic of Singapore/ Hong Kong	2新加坡元 S$2	100%	提供行政服務 Provision of administrative services
Hyundai Household Improvement Limited	香港 Hong Kong	2港元 HK$2	100%	電器產品貿易 Trading in electrical appliances
高力勤實業有限公司 Korrigan Industrial Holdings Limited	香港 Hong Kong	25,000,000港元 HK$25,000,000	100%	投資控股 Investment holding
高力勤國貿有限公司 Korrigan Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	電視產品貿易 Trading in television sets
智輝企業有限公司 Master Light Enterprises Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
妙勤企業有限公司 Merrygain Holding Company Limited	香港 Hong Kong	5,000,000港元 HK$5,000,000	96%	物業投資 Property investment

50. 主要附屬公司 *(續)*　50. PRINCIPAL SUBSIDIARIES *(Continued)*

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activities
Newstar.com Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
Nice States Investment Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
美日有限公司 Niceday Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股及物業發展 Investment holding and property development
廣捷有限公司 Noble Win Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
永光管理有限公司 Ram Light Management Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
Sheen United Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
SIH Limited	英屬維爾京群島 British Virgin Islands	10,000港元 HK$10,000	100%	投資控股 Investment holding
Skylight Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
星輝電子有限公司 Star Fair Electronics Company Limited	香港 Hong Kong	15,090,000港元 HK$15,090,000	100%	電子產品貿易 Trading in electronic products
Star Fair Manufacturing Company Limited	澤西島/中國 Jersey/PRC	12英鎊 £12	100%	電子產品及塑膠產品 Manufacture and sale of electronic and plastic products

50. 主要附屬公司 *(續)* 50. **PRINCIPAL SUBSIDIARIES** *(Continued)*

附屬公司名稱 Name of subsidiary	註冊成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股本權益 Attributable equity interest to the Group	主要業務 Principal activities
Star Legend Offshore Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
Star Legend Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡電子有限公司 Star Light Electronics Company Limited	香港 Hong Kong	13,000,000港元 HK$13,000,000	100%	電子產品貿易 Trading in electronic products
星葉發展有限公司 Starleaf Development Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
Starlight eTech (Holdings) Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡出口有限公司 Starlight Exports Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
升岡集團有限公司 Starlight Industrial Holdings Limited	香港 Hong Kong	73,920,192港元 HK$73,920,192	100%	投資控股 Investment holding
Starlight Manufacturer Limited	澤西島/中國 Jersey/PRC	100,000港元 HK$100,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
升岡市場拓展有限公司 Starlight Marketing Development Limited	香港 Hong Kong	2港元 HK$2	100%	電子產品推銷 Marketing in electronic products
升岡市場推廣有限公司 Starlight Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	證券買賣及電子產品貿易 Securities trading and trading in electronic products

50. 主要附屬公司（續） 50. PRINCIPAL SUBSIDIARIES *(Continued)*

附屬公司名稱 Name of subsidiary	註冊成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本／註冊資本面值 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股本權益 Attributable equity interest to the Group	主要業務 Principal activities
升岡市場推廣澳門離岸商業服務有限公司 Starlight Marketing Macao Commercial Offshore Limited	澳門 Macau	100,000港元 HK$100,000	100%	電子產品貿易 Trading in electronic products
Starlight Overseas Marketing Limited	毛里求斯共和國 Republic of Mauritius	1美元 US$1	100%	電子產品貿易 Trading in electronic products
升岡科研有限公司 Starlight R&D Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	物料採購及提供工程服務 Material sourcing and provision of engineering services
升岡影像有限公司 Starlight Video Limited	香港 Hong Kong	4港元 HK$4	100%	為集團公司提供代理服務及視像產品貿易 Provision of nominee services for group companies and trading of video products
Starlite Consumer Electronics (USA) Inc.	開曼群島 Cayman Islands	2港元 HK$2	100%	電子產品貿易 Trading in electronic products
演富投資有限公司 Starshow Investment Limited	香港 Hong Kong	2港元 HK$2	100%	為集團公司提供代理服務 Provision of nominee services for group companies
恒敏實業有限公司 Success Base Industries Limited	香港 Hong Kong	4,000,000港元 HK$4,000,000	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
Top Spring Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding

50. 主要附屬公司 *(續)*

50. PRINCIPAL SUBSIDIARIES *(Continued)*

附屬公司名稱 **Name of subsidiary**	註冊成立或註冊／營業地點 **Place of incorporation or registration/ operations**	已發行普通股股本／註冊資本面值 **Nominal value of issued ordinary share capital/ registered capital**	本集團應佔股本權益 **Attributable equity interest to the Group**	主要業務 **Principal activities**
廣州星輝電子制造有限公司 Starfair Manufacturing (Panyu) Company Limited	中國* PRC*	33,300,000港元 HK$33,300,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
深圳升岡電子有限公司 Shenzhen Starlight Electronics Co. Ltd.	中國* PRC*	60,000,000港元 HK$60,000,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
番禺富臨花園房地產有限公司	中國* PRC*	人民幣31,750,000元 RMB31,750,000	100%	物業發展 Property development
番禺恆敏塑膠製品有限公司 Panyu Success Base Plastic Company Limited	中國* PRC*	20,000,000港元 HK$20,000,000	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
番禺星輝電器制造有限公司 Panyu Starfair Electronics Manufacturing Company Limited	中國* PRC*	21,500,000港元 HK$21,500,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products

* *附屬公司屬為中國全外資企業*

* *The subsidiaries are PRC wholly foreign owned enterprises.*

董事局認為上表所列本公司附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部分。董事局認為如提供其他附屬公司之詳請，將令資料過於冗長。

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何未償還借貸資本。

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Other than SIH Limited and Star Legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

		2002 千港元 HK$'000	2003 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000 (重列) (Restated)	**2006 千港元 HK$'000**
		截至三月三十一日止年度 Year ended 31 March				
業績	RESULTS					
營業額	Turnover	932,781	1,379,372	1,837,045	1,647,423	**1,820,300**
除稅前(虧損)溢利	(Loss) profit before taxation	(39,877)	61,425	101,603	56,768	**90,691**
稅項	Taxation	(242)	(218)	(720)	(5,694)	**(11,452)**
本年度(虧損)溢利	(Loss) profit for the year	(40,119)	61,207	100,883	51,074	**79,239**
下列人士應佔:	Attributable to:					
本公司股東	Shareholders of the Company	(39,832)	61,118	100,065	50,526	**79,141**
少數股東權益	Minority interests	(287)	89	818	548	**98**
		(40,119)	61,207	100,883	51,074	**79,239**

		2002 千港元 HK$'000	2003 千港元 HK$'000	2004 千港元 HK$'000	2005 千港元 HK$'000 (重列) (Restated)	**2006 千港元 HK$'000**
		於三月三十一日 At 31 March				
資產與負債	ASSETS AND LIABILITIES					
資產總值	Total assets	801,690	880,716	1,023,051	975,841	**1,219,487**
負債總額	Total liabilities	320,418	340,885	352,718	292,474	**490,793**
		481,272	539,831	670,333	683,367	**728,694**
本公司股東應佔權益	Equity attributable to shareholders of the Company	480,814	539,284	668,968	681,814	**727,177**
少數股東權益	Minority interests	458	547	1,365	1,553	**1,517**
		481,272	539,831	670,333	683,367	**728,694**

截至二零零五年三月三十一日止年度之財務資料已重列，以反映綜合財務報告附註2所述會計政策變動帶來之影響，惟截至二零零二年、二零零三年及二零零四年三月三十一日止各年度之財務資料並無作出調整。

The financial information for the year ended 31 March 2005 has been restated to reflect the effect of changes in accounting policies as described in note 2 to the consolidated financial statements. The financial information for the year ended 31 March 2002, 2003 and 2004 has not been adjusted.

作收租用途持有之投資物業 Investment properties held for rental purposes	樓面面積（平方呎） Gross floor area (sq. ft.)	物業性質 Nature of property	本集團應佔權益 Attributable interest to the Group	租約分類 Category of lease
香港銅鑼灣邊寧頓街十八號 廣旅集團大廈十三樓B、C、D Units B, C and D on 13th Floor of Guangdong Tours Centre No. 18 Pennington Street Causeway Bay Hong Kong	2,280	商業 Commercial	100%	長年期租約 Long leases
香港中環金鐘道九十五號 統一中心二十六樓A Unit A, 26th Floor United Centre No. 95 Queensway, Central Hong Kong	5,543	商業 Commercial	100%	長年期租約 Long leases
香港香港仔香港仔大道二百三十二號 城都工業大廈十八樓 18th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	12,079	工業 Industrial	100%	長年期租約 Long leases
香港香港仔香港仔大道二百三十二號 城都工業大廈十四樓 14th Floor Sing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	13,974	工業 Industrial	100%	長年期租約 Long leases
香港香港仔香港仔大道二百三十二號 城都工業大廈十二樓 12th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	13,974	工業 Industrial	96%	長年期租約 Long leases
番禺石碁鎮岐山路八號 221及36地段	63,968	商業 Commercial	100%	長年期租約 Long leases

STARLITE

岡國際有限公司

Starlight International Holdings Ltd.

註冊成立之有限公司)

in Bermuda with Limited Liability)

Stock Code: 485

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Starlight International Holdings Limited,** you should at once hand this circular and the accompanying proxy form to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 485)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, REFRESHMENT OF SCHEME MANDATE LIMIT, AMENDMENTS TO THE BYE-LAWS AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Starlight International Holdings Limited ("the Company") to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Monday, 18th September, 2006 at 3:00 p.m. is set out on pages 13 to 17 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of a proxy form will not preclude shareholders from attending and voting at the annual general meeting if they so wish.

* *for identification purpose only*

Hong Kong, 31st July, 2006

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting", "AGM"	the annual general meeting of the Company to be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Monday, 18th September, 2006 at 3:00 p.m. and/or any adjournment thereof
"AGM Notice"	the notice dated 31st July, 2006 convening the AGM as set out on pages 13 to 17 of this circular
"Board"	the board of Directors
"Bye-Laws"	the Bye-Laws of the Company for the time being
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	Starlight International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Existing Scheme"	the existing share option scheme adopted by the Company on 12th September, 2002
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	25th July, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Ordinary Resolutions"	the proposed ordinary resolution(s) as referred to in the AGM Notice
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the Repurchase Resolution

"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no. 5 of the AGM Notice
"Scheme Mandate Limit"	the maximum number of Shares that may be issued upon the exercise of all options to be granted under the Existing Scheme and any other share option schemes of the Company, which shall not in aggregate exceed 10% of the Shares in issue as at the date of approval of the Existing Scheme
"Scheme Mandate Limit Refreshment Proposal"	the proposal to refresh the Scheme Mandate Limit under the Existing Scheme
"SFO"	Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.40 each in the share capital of the Company
"Shareholders"	holders of the share(s)
"Special Resolution"	the proposed special resolution as referred to in item 9 of the AGM Notice
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 485)

Executive Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-Executive Director:
Hon Sheung Tin, Peter

Independent Non-Executive Director:
Ho Hau Chong, Norman
Chan Chak Chung
Winston Calptor Chuck

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

Hong Kong, 31st July, 2006

To the shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, REFRESHMENT OF SCHEME MANDATE LIMIT, AMENDMENTS TO THE BYE-LAWS AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with the information regarding the proposed renewal of the general mandates to allot, issue and deal with Shares, extension of such general mandate and to repurchase Shares, Scheme Mandate Limit Refreshment Proposal and the proposed amendments to Bye-Laws and re-election of retiring directors and to seek your approval of the resolutions relating to these matters at the AGM.

* *for identification purpose only*

2. GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 15th September, 2005, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held on 18th September, 2006. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the AGM details of which are set out in Ordinary Resolution no. 5 in the AGM Notice. The Shares, which may be repurchased pursuant to the Repurchase Resolution, are Shares representing up to 10% of the aggregate nominal amount of the share capital in issue as at the date of passing the Repurchase Resolution. An explanatory statement as required under the Listing Rules to provide the requisite information of the Repurchase Proposal is set out in the Appendix I hereto.

3. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the AGM two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase Shares up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

Details of general mandate to issue Shares and the extension of such general mandate are respectively set out in Ordinary Resolutions nos.6 and 7 in the AGM Notice.

4. REFRESHMENT OF SCHEME MANDATE LIMIT UNDER THE EXISTING SCHEME

The Existing Scheme was approved and adopted by the Shareholders in general meeting on 12th September, 2002. The purpose of the Existing Scheme is to enable the Company to grant options to participants, as incentives or rewards, for their contribution so as to encourage participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its shareholders as a whole.

The existing Scheme Mandate Limit under the Existing Scheme is 67,330,635 Shares being 10% of the Shares in issue as at the adoption of the Existing Scheme on 12th September, 2002. As at the Latest Practicable Date, the Company has granted share options carrying rights to subscribe for 59,765,000 Shares, of which no share options carrying rights to subscribe for Shares have lapsed in accordance with the terms of the Existing Scheme which are not counted for the purpose of calculating the 10% limit. As a result, the balance of share options carrying rights to subscribe for 7,565,635 Shares may be granted under the Existing Scheme. Under the Existing Scheme, 13,200,500 Shares have been issued pursuant to the exercise of the share options, no options carrying rights to subscribe Shares have been cancelled and share options carrying rights to subscribe for 46,564,500 Shares remain outstanding and yet to be exercised. Apart from the Existing

Scheme, the Company has no other share option scheme in issue as at the Latest Practicable Date. The issue of the share options by the Company complied with the existing Scheme Mandate Limit at all material times.

Pursuant to the paragraph 8.3 of the Existing Scheme, the Company may seek approval from the Shareholders in general meeting to refresh the Scheme Mandate Limit provided that the total number of Shares which may be issued upon exercise of all share options to be granted under the Existing Scheme and any other share option schemes of the Company must not exceed 10% of the Shares in issue as at the date of approval to refresh the Scheme Mandate Limit. Share options previously granted under the Existing Scheme, and other share option schemes (including those outstanding, cancelled, lapsed in accordance with the Existing Scheme or exercised) shall not be counted for the purpose of calculating the limit as renewed.

The limit on the number of Shares which may be issued upon exercise of all share options granted and yet to be exercised under the Existing Scheme and other share option schemes of the Company (adopted by the Company in general meeting from time to time) must not exceed 30% of the Shares in issue from time to time.

On the basis of 757,820,614 Shares in issue as at the Latest Practicable Date and assuming that no Shares are issued or purchased by the Company prior to the AGM, the Scheme Mandate Limit may be "refreshed" to enable grant of further share options to subscribe up to 75,782,061 Shares, representing 10% of the Shares in issue as at the date of the AGM.

Since the number of share options that may be granted pursuant to the existing Scheme Mandate Limit is small which is 7,565,635, the Directors consider that the refreshment of the Scheme Mandate Limit will be in the interests of the Company as the Existing Scheme can continue to serve its purpose of providing incentives to the participants to work towards achieving the goals of the Group.

The refreshment of the Scheme Mandate Limit is conditional upon:

(1) the passing of an ordinary resolution by the shareholders to approve the Scheme Mandate Limit Refreshment Proposal at the AGM; and

(2) the Stock Exchange granting the listing of, and the permission to deal in, such number of Shares representing 10% of the Shares in issue at the date of the AGM, which may fall to be issued pursuant to the exercise of the share options granted under the "refreshed" Scheme Mandate Limit.

Application will be made to the Stock Exchange for the listing of and the permission to deal in the Shares to be issued pursuant to the exercise of share options granted under the "refreshed" Scheme Mandate Limit.

5. AMENDMENTS TO BYE-LAWS

The Stock Exchange made certain amendments to the Listing Rules relating to the Code on Corporate Governance practices and Corporate Governance Report which came into effect on 1st January, 2005 and to the contents of the constitutional documents which came into effect on 1st March, 2006.

Accordingly, the Directors propose to the Shareholders to pass the Special Resolution at the AGM to amend the existing Bye-Laws in order to bring the Bye-Laws in line with the requirements of the amended Listing Rules.

The proposed amendments, if duly passed, will have the followings effect:

(1) the Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the Listing Rules, codes or regulations of the Stock Exchange; and

(2) a Director may be removed by an ordinary resolution of members at a general meeting.

6. RE-ELECTION OF RETIRING DIRECTORS

The Board of Directors currently consists of seven Directors, namely Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai, Andy Lau Sak Yuk, Peter Hon Sheung Tin, Norman Ho Hau Chong, Chan Chak Chung and Winston Calptor Chuck.

Pursuant to Bye-Law 82 of the Bye-Laws, Messrs. Andy Lau Sak Yuk, Peter Hon Sheung Tin and Norman Ho Hau Chong shall retire from office at the AGM and shall be eligible and offer themselves for re-election. Details of retiring Directors proposed for re-election at the AGM are set out in the Appendix II of this circular.

7. ANNUAL GENERAL MEETING

On pages 13 to 17 of this circular, you will find the AGM Notice which contains, inter alia, the Ordinary Resolutions to approve the Directors the Repurchase Proposal, the grant of general mandate to issue Shares and the extension of such general mandate, the Scheme Mandate Limit Refreshment Proposal and the re-election of retiring Directors and the Special Resolution to amend the existing Bye-Laws.

8. RIGHTS TO DEMAND A POLL

At the AGM, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded or unless, in the case of any share capital of the Company listed on the Stock Exchange, a poll is required to be taken under the rules, regulations or codes of such stock exchange. Subject to the Companies Act, a poll may be demanded by (a) the chairman of the meeting; or (b) at least three members present in person or by a duly authorised corporate representative or by proxy and entitled to vote; or (c) any member or members present in person or by a duly authorised corporate representative or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or (d) any member or members present in person or by a duly authorised corporate representative or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a show of hands, every member who is present in person or is present by a duly authorised corporate representative or by proxy shall have one vote, and on a poll every member present in person or, by a duly authorised corporate representative or by proxy shall have one vote for every fully-paid share of which he is the holder. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

9. ACTION TO BE TAKEN

A proxy form for use at the AGM is enclosed herein. Whether or not you intend to attend the AGM, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the AGM. Completion and return of a proxy form will not preclude Shareholders from attending and voting at the AGM if they so wish.

10. RECOMMENDATION

The Directors believe that the Repurchase Proposal, general mandate to issue new Shares, extension of such general mandate, Scheme Mandate Limit Refreshment Proposal, amendments to the Bye-Laws and re-election of the retiring Directors are all in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions set out in the AGM Notice.

By Order of the Board
LAU SAK HONG, PHILIP
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 757,820,614 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and prior to the AGM, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 75,782,061 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and the Shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-Laws and the applicable laws of Bermuda. The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March, 2006 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date are as follows:

	Highest	Lowest
	HK$	*HK$*
July 2005	0.60	0.59
August 2005	0.58	0.58
September 2005	0.60	0.59
October 2005	0.57	0.57
November 2005	0.70	0.69
December 2005	0.92	0.83
January 2006	0.99	0.98
February 2006	1.08	1.08
March 2006	1.18	1.15
April 2006	1.16	1.12
May 2006	1.18	1.13
June 2006	1.20	1.16
July 2006 (up to and including the Latest Practicable Date)	1.14	1.03

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Proposal and in accordance with the Listing Rules, Bye-Laws and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if the Repurchase Proposal is approved by the Shareholders and exercised by the Board.

No connected person (as defined in the Listing Rules) have notified the Company that he has a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the Shareholders and exercised by the Board.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

At the Latest Practicable Date, Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai and Andy Lau Sak Yuk and their associates, including companies and trust controlled by them ("Lau's Family"), held on a beneficial basis 327,949,164 Shares representing 43.28% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Resolution, the shareholdings of Lau's Family would be increased to approximately 48.08% of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Proposal, an obligation to make a general offer to shareholders under Rule 26 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations.

In the event that the Repurchase Proposal is exercised in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

In the six months preceding the Latest Practicable Date, the Company repurchased Shares on the Stock Exchange as follows:

Date of Repurchase	Number of Shares	Price per Share Highest	Price per Share Lowest	Aggregate Price
		HK$	*HK$*	*HK$*
29th May, 2006	765,000	1.13	1.11	856,650
1st June, 2006	265,000	1.16	1.15	305,250
2nd June, 2006	850,000	1.16	1.16	986,000
7th June, 2006	180,000	1.15	1.15	207,000
8th June, 2006	170,000	1.15	1.14	195,400
13th June, 2006	830,000	1.14	1.11	928,200
	3,060,000			3,478,500

Save as disclosed above, there was no other repurchase made by the Company, or its subsidiaries, of the Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the directors proposed to be re-elected at the AGM to be held on 18th September, 2006:

Mr. Andy Lau Sak Yuk, aged 56, was appointed executive director of the Company since 26th September, 1989. He is in charge of the research and development of the Group and has been in the Group for 34 years. Mr. Lau did not hold any directorship in other listed public companies during the three years preceding the Latest Practicable Date. Mr. Lau is also a director of in a number of subsidiaries of the Group. Save as disclosed above, he does not held any position of the Company and other companies within the Group.

He is the brother of Mr. Lau Sak Hong, Philip and Mr. Anthony Lau Sak Kai, both executive directors of the Company. Save as disclosed herein, Mr. Lau does not have any relationships with the Directors, senior management or substantial or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Lau has personal interests and corporate interests in 35,059,108 shares and 13,118,511 shares respectively within the meaning of Part XV of the SFO.

Mr. Lau is entitled to an annual remuneration package of HK$1,400,515. Such sum was determined by the Board with reference to market terms, his duties and responsibilities in the Group and the Group's remuneration policy. He is also entitled to a year end discretionary bonus determined by the Board at its absolute discretion having regard to the Company's performance and the marketing situation. There is no director's service contract entered into between the Company and Mr. Lau. He is not appointed for a specific term and is subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws. He is entitled to a director fee of not less than HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing marketing conditions and the shareholders' approval at an annual general meeting.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders in connection with his re-election and there are no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Hon Sheung Tin, Peter, aged 65, had been an independent non-executive director of the Company since 1988 and re-designated as non-executive director of the Company on 28th September, 2004 . He has been practicing as a solicitor in Hong Kong for over 36 years. He is the Senior Partner of Messrs. Hon & Co., Solicitors & Notaries. He is also an independent non-executive director of Automated Systems Holdings Limited, a company listed on the Stock Exchange. He is also a director of Starlight Industrial Holdings Limited, a subsidiary of the Company. He is a member of audit committee and remuneration committee of the Company. Save as disclosed above, he did not hold any directorship in other public listed companies in the last three years and does not hold any position in the Company and other companies within the Group.

As at the Latest Practicable Date, Mr. Hon has personal interests of 194,645 shares in the Company within the meaning of PART XV of SFO. He does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Hon is appointed for a term of two years until 30th September, 2007 and subject to retirement and re-election provisions in the Bye-Laws. He is entitled to have a director fee of HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing market conditions and the shareholders' approval at an annual general meeting. He is not entitled to any other emoluments including bonus.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Norman Ho Hau Chong, aged 50, was appointed independent non-executive director of the Company since 1st October, 1998. He is a member of audit committee of the Company. He holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Institute of Certified Public Accountants. He has over 20 years of experience in management and property development.

He is an executive director of Miramar Hotel & Investment Company Limited, an independent non-executive director of CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Shun Tak Holdings Limited, and as well as a non-executive director of Tai Fook Securities Group Limited, New World Mobile Holdings Limited and Macau Prime Properties Holdings Limited which are listed on the Stock Exchange. Save as disclosed above, he did not hold any directorship in other public listed company in the last three years preceding the Latest Practicable Date and any position on the Company and other companies within the Group.

As at the Latest Practicable Date, Mr. Ho did not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company and did not have any interest in Shares, within the meaning of Part XV of SFO.

Mr. Ho is appointed for a term of two years until 30th September, 2007 and subject to retirement and re-election provisions in the Bye-Laws. He is entitled to have a director fee of HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing market conditions and the Shareholder's approval at an annual general meeting.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and there are no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

In the opinions of the Directors, other than the aforesaid matters, there is no other matters need to be brought to the attention of the Shareholders in relation to the re-election of the above retiring directors.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 485)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Starlight International Holdings Limited will be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Monday, 18th September, 2006 at 3:00 p.m. for the following purpose:

1. To receive and consider the financial statements for the year ended 31st March, 2006 and the reports of the directors and auditors.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the board of Directors to fix the remuneration of Directors.

4. To re-appoint auditors and to authorise the board of Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

* *for identification purpose only*

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares or issue of options, warrants or other securities giving right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company, or any class of shares of the Company, whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their holdings of such shares (or, where appropriate such other securities) as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolutions set out in items 5 and 6 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 6 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution set out in item 5 of the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the existing scheme mandate limit in respect of the granting of share options to subscribe for shares of the Company under the share option scheme adopted by the Company on 12th September, 2002 (the "Share Option Scheme") be refreshed and renewed provided that the total number of shares which may be allotted and issued pursuant to the grant or exercise of the share options under the Share Option Scheme (excluding share options previously granted, outstanding, cancelled, lapsed or exercised under the Share Option Scheme and other share option schemes of the Company) shall not exceed 10% of the shares of the Company in issue as at the date of passing of this resolution (the "Refreshed Limit") and subject to the Stock Exchange granting the listing of and permission to deal in such number of shares to be issued pursuant to the exercise of the share options granted under the Refreshed Limit and compliance with the Rules Governing the Listing of Securities on the Stock Exchange, the Directors of the Company be and are hereby authorised to grant share options under the Share Option Scheme up to the Refreshed Limit and to exercise all the powers of the Company to allot, issue and deal with the shares pursuant to the exercise of such share options."

9. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:

SPECIAL RESOLUTION

"**THAT** the Bye-Laws of the Company be and are hereby amended in the following manner:

(a) Bye-Law 60

by inserting the following sentence as the last sentence of Bye-Law 60:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required, in case of any share capital of the Company is listed on a stock exchange, under the rules, regulations or codes of such stock exchange."

(b) Bye-Law 78

by deleting the words "special resolution" in the first sentence of Bye-Law 78 and replacing them with the words "ordinary resolution"."

By Order of the Board
Peter Lee Yip Wah
Secretary

Hong Kong, 31st July, 2006.

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from Wednesday, 13th September, 2006 to Monday, 18th September, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with share registrars of the Company in Hong Kong, Secretaries Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th September, 2006.

4. The retiring directors standing for re-election under item 3 are Messrs. Andy Lau Sak Yuk, Peter Hon Sheung Tin and Norman Ho Hau Chong.

5. As at the date of this notice, the board of directors of the Company comprised Mr. Lau Sak Hong, Philip (Chairman), Mr. Lau Sak Kai, Anthony and Mr. Lau Sak Yuk, Andy as executive directors; Mr. Peter Hon Sheung Tin as non-executive director and Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck as independent non-executive directors.

9. 作為特別事項，考慮並酌情通過下列決議案為本公司特別決議案：

特別決議案

「**動議**以下列方式修訂本公司之章程細則：

(a) **章程細則第60條**

加入下列句子，作為章程細則第60條之最後一句：

「倘本公司之任何股本於證券交易所上市，本公司僅須在該證券交易所之規則、規例或守則有所要求下，披露按股數投票表決之票數。」

(b) **章程細則第78條**

刪除章程細則第78條首句「特別決議案」字詞並以「普通決議案」取代。」

承董事局命
秘書
李業華

香港，二零零六年七月三十一日

附註：

1. 凡有權出席大會，並於會上投票之本公司股東，均有權委任一名或以上受委代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署表格之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件副本，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓，方為有效。

3. 本公司將於二零零六年九月十三日（星期三）至二零零六年九月十八日（星期一）（包括首尾兩日）暫停辦理股份過戶登記手續，期間不會進行任何股份過戶。為符合獲擬派末期股息之資格，所有填妥之股份過戶表格連同有關股票，最遲須於二零零六年九月十二日（星期二）下午四時正前，送達本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

4. 根據第3項擬重選連任之退任董事為劉錫澳先生、韓相田先生及何厚鏘先生。

5. 於本通告日期，本公司董事局包括執行董事劉錫康先生（主席），劉錫淇先生及劉錫澳先生；非執行董事韓相田先生及獨立非執行董事何厚鏘先生、陳澤仲先生及卓育賢先生。

7. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**待召開本大會通告第5及第6項決議案獲通過後，擴大根據召開本大會通告第6項決議案授予本公司董事配發、發行及處理額外股份之一般授權，加入相當於本公司根據召開本大會通告第5項決議案授出之授權所購回本公司股本中股份之面值總額，惟所購回股份之總面值，不得超過所述決議案獲通過當日本公司已發行股本面值總額之10%。」

8. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**更新及重新修訂本公司於二零零二年九月十二日採納之購股權計劃（「購股權計劃」）下授出可認購本公司股份之購股權的現行計劃授權限額，惟根據購股權計劃下授出之購股權（不包括購股權計劃及本公司其他購股權計劃先前已授出、尚未行使、已註銷、已失效或已行使之購股權）獲行使而可予配發及發行之股份總數，不得超過本決議案獲通過當日本公司已發行股份10%（「經更新限額」）及須待聯交所批准根據經更新限額授出之購股權獲行使而將予發行之股份上市及買賣及遵守聯交所證券上市規則之規定，並授權本公司董事根據購股權計劃授出之購股權以經更新限額為上限，並行使本公司一切權力，配發、發行及處理行使該等購股權之相關股份。」

司股份權利之類似安排時而發行股份；或(iv)根據本公司任何認股權證之條款行使認購或轉換權利而發行股份則除外，而上述批准亦須受此限制；及

(d) 就本決議案而言，

「有關期間」指本決議案獲通過當日起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日；及

「配售新股」乃指於本公司董事指定期間內，向於指定記錄日期名列股東名冊之本公司股份持有人或本公司任何類別股份持有人（倘適用，有權獲提呈之本公司其他證券持有人），按其截至該日當時之持股（或，倘適用，該等其他證券）比例，提呈發售股份，或發行購股權、認股權證或附有權利認購本公司股份之其他證券，惟本公司董事有權就零碎配額或計及適用於本公司之任何地區法例或該等地區任何認可監管機構或任何證券交易所之規定的任何限制或責任，作出其認為必需或權宜之豁免或其他安排。」

(c) 就本決議案而言，「有關期間」指本決議案獲通過當日起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司之章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日。」

6. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**：

(a) 在本決議案(c)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）行使本公司一切權力，以配發、發行及處理本公司股本中每股面值0.40港元之額外股份，以及作出或授出可能需要行使該等權力之售股建議、協議及購股權（包括可轉換為本公司股份之債券、認股權證及債權證）；

(b) 本決議案(a)段之批准將授權本公司董事於有關期間（定義見下文）作出或授出於有關期間結束後將或可能須行使該等權力之售股建議、協議及購股權（包括可轉換為本公司股份之債券、認股權證及債權證）；

(c) 本公司董事根據本決議案(a)段之批准而配發或同意有條件或無條件配發（不論根據購股權或其他方式配發）及發行之股本面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，惟根據(i)配售新股（定義見下文）；(ii)根據本公司不時之章程細則發行股份代替股息；(iii)根據不時採納之任何購股權計劃或授出或發行股份或購買本公

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：485）

茲通告升岡國際有限公司謹訂於二零零六年九月十八日（星期一）下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零零六年三月三十一日止年度之財務報告與董事局及核數師報告。

2. 宣派末期股息。

3. 重選退任董事及授權董事局釐定董事酬金。

4. 續聘核數師及授權董事局釐定其酬金。

5. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）行使本公司一切權力，在香港聯合交易所有限公司（「聯交所」）或本公司股份可能上市並獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司股本中每股面值0.40港元之股份，惟須根據及遵照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定；

(b) 根據本決議案(a)段之批准，本公司董事獲授權購回之本公司股份面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准亦須受此限制；及

* *僅供識別*

於最後實際可行日期，韓先生於194,645股股份中擁有證券及期貨條例第XV部所界定之個人權益。彼與任何董事、本公司高級管理層、主要或控股股東並無任何關係。

韓先生之任期直至二零零七年九月三十日止，為期兩年，並須根據章程細則規定退任及重選。彼可獲年度董事袍金50,000港元，該袍金乃董事局經參考市場現行市況釐定，並須獲股東於股東週年大會批准。彼不會獲發任何其他酬金，包括花紅。

除上文披露者外，並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

何厚鏘先生，50歲，自一九九八年十月一日獲委任為本公司獨立非執行董事。彼為本公司審核委員會成員，持有英國University of Exeter文學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。彼於管理及地產發展方面積累逾20年經驗。

彼為聯交所上市公司美麗華酒店企業有限公司之執行董事，亦為中信泰富有限公司、香港小輪（集團）有限公司、利興發展有限公司及信德集團有限公司之獨立非執行董事以及大福證券集團有限公司、新世界移動控股有限公司及澳門祥泰地產集團有限公司之非執行董事。除上述披露者外，彼於緊接最後實際可行日期前三年並無出任其他上市公司董事職位，且亦無於本公司及本集團旗下其他公司出任任何職位。

於最後實際可行日期，彼與任何董事、本公司之高級管理層、主要或控股股東概無任何關係，且亦無擁有證券及期貨條例第XV部所界定之任何股份權益。

何先生之任期直至二零零七年九月三十日止，為期兩年，並須根據章程細則之規定退任及重選。彼可獲年度董事袍金50,000港元，該袍金乃董事局經參考市場現行市況後釐定，並須獲股東於股東週年大會批准。

除上文披露者外，並無就彼重選一事須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

除上述事宜外，董事認為，並無其他有關上述退任董事重選連任而須知會股東之事宜。

以下為建議於二零零六年九月十八日舉行股東週年大會重選連任之董事詳情：

劉錫澳先生，56歲，自一九八九年九月二十六日起獲委任為本公司執行董事。彼負責本集團研發工作及於本集團服務了三十四年。劉先生於緊接最後實際可行日期前三年並無出任其他上市公司董事職位。劉先生亦出任本集團多家附屬公司之董事。除上述披露者外，彼並無出任本公司及本集團旗下其他公司之職立。

彼為本公司執行董事劉錫康先生及劉錫淇先生之胞弟。除本通函披露者外，劉先生與董事、本公司高級管理層、主要或控股股東概無任何關係。

於最後實際可行日期，劉先生分別於35,059,108股及13,118,511股股份中擁有證券及期貨條例第XV部所界定之個人權益及公司權益。

劉先生可獲年度薪酬1,400,515港元，該金額乃董事局經參考市場條款、彼於本集團之職責及本集團之薪酬政策後釐定。彼另可獲經董事局根據本公司表現及市況後全權酌情釐定之年終酌情花紅。本公司與劉先生並無訂立任何董事服務合約。彼亦無按固定任期獲委任，惟須根據本公司章程細則輪值告退及膺選連任。彼亦可獲每年不少於50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會批准。

除上述披露者外，並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

韓相田先生，65歲，自一九八八年起出任本公司獨立非執行董事，其後於二零零四年九月二十八日重新委任為本公司非執行董事。彼為香港執業律師逾三十六年，並且為韓潤燊律師樓之高級合夥人。彼亦為聯交所上市公司自動系統集團有限公司之獨立非執行董事。彼亦為本公司附屬公司升岡集團有限公司之董事。彼為本公司審核委員會及薪酬委員會成員。除上述披露者外，彼於過去三年並無出任任何其他上市公司董事職位，且亦無於本公司及本集團旗下其他公司出任任何職位。

於最後實際可行日期，劉錫康先生、劉錫淇先生及劉錫澳先生以及彼等之聯繫人士，包括彼等所控制之公司及信託（「劉氏家族」）實益持有327,949,164股股份，相當於本公司已發行股本43.28%。按有關股權為基準計算，倘董事根據購回決議案全面行使購回股份之權力，則劉氏家族之股權將增至佔本公司已發行股本約48.08%。倘董事根據購回建議全面行使購回股份之權力，則或須根據收購守則規則26向股東提出全面收購建議。董事目前無意於根據購回建議行使購回股份之權力將導致產生收購責任情況下行使該等權力。

倘購回建議獲全面行使，則公眾人士持有之股份數目將不會降至低於25%。

7. 本公司購回股份

於最後實際可行日期前六個月，本公司於聯交所購回之股份如下：

購回日期	股份數目	每股股份價格 最高 *港元*	 最低 *港元*	總價格 *港元*
二零零六年五月二十九日	765,000	1.13	1.11	856,650
二零零六年六月一日	265,000	1.16	1.15	305,250
二零零六年六月二日	850,000	1.16	1.16	986,000
二零零六年六月七日	180,000	1.15	1.15	207,000
二零零六年六月八日	170,000	1.15	1.14	195,400
二零零六年六月十三日	830,000	1.14	1.11	928,200
	3,060,000			3,478,500

除上述披露者外，於最後實際可行日期前六個月，本公司或其附屬公司均無於聯交所或其他證券交易所購回其他股份。

4. 股份價格

股份在最後實際可行日期前十二個月，在聯交所買賣之每月最高及最低價格如下：

	最高	最低
	港元	*港元*
二零零五年七月	0.60	0.59
二零零五年八月	0.58	0.58
二零零五年九月	0.60	0.59
二零零五年十月	0.57	0.57
二零零五年十一月	0.70	0.69
二零零五年十二月	0.92	0.83
二零零六年一月	0.99	0.98
二零零六年二月	1.08	1.08
二零零六年三月	1.18	1.15
二零零六年四月	1.16	1.12
二零零六年五月	1.18	1.13
二零零六年六月	1.20	1.16
二零零六年七月（截至最後實際可行日期）	1.14	1.03

5. 承諾

董事已向聯交所作出承諾，彼等將遵照一切適用規定，行使本公司權力，根據購回建議及按照上市規則、章程細則及百慕達適用法例購回股份。

董事或彼等在作出一切合理查詢後所深知，彼等之任何聯繫人士（定義見上市規則），目前均無意在購回建議獲股東批准及獲董事局行使情況下向本公司或其附屬公司出售任何股份。

概無關連人士（定義見上市規則）知會本公司，表示目前有意或已承諾不會於購回建議獲股東批准及獲董事局行使情況下向本公司或其附屬公司出售任何股份，亦無承諾不會出售任何股份。

6. 收購守則

倘根據購回建議行使權力購回股份導致股東於本公司之表決權比例權益有所增加，則該項增加就收購守則規則32而言，將被視為一項收購。因此，一名或一群一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則規則26提出強制性收購建議。

本附錄旨在提供上市規則規定之說明函件，向　閣下提供所需資料，以供　閣下考慮批准購回最多佔本公司於購回決議案獲通過當日之已發行股本10%之股份之建議。

1. 股本

於最後實際可行日期，本公司已發行股本包括757,820,614股股份。

待購回決議案獲通過後，按於最後實際可行日期後及股東週年大會前並無進一步發行或購回任何股份為基準計算，本公司根據購回決議案將可購回最多達75,782,061股股份。

2. 購回之理由

董事認為，購回建議符合本公司及其股東之最佳利益。視乎當時市況及融資安排而定，購回股份或會提高本公司之資產淨值及／或每股盈利，而董事僅會在彼等認為購回有利於本公司及其股東之情況下，方會進行。

3. 購回之資金

在購回股份時，本公司僅可動用根據其組織章程大綱、章程細則及百慕達適用法例就此可合法動用之資金。公司法規定就購回股份而償還之資金金額，僅可從有關股份之已繳股本或本公司可用作股息分派之溢利或就購回發行新股之所得款項撥付。購回股份之應付溢價僅可從可用作股息分派之溢利或本公司之股份溢價賬或繳入盈餘賬撥付。

倘根據購回建議於建議購回期間任何時間悉數行使購回股份之權力，則可能對本公司之營運資金或資本負債比率（與截至二零零六年三月三十一日止年度之年報所載經審核賬目所披露狀況比較）造成重大不利影響。然而，倘於有關情況下，購回股份對董事不時認為適合本公司之營運資金需要或資本負債比率造成重大不利影響，則董事將不會建議根據購回建議行使權力購回股份。

方式表決，或除非按本公司於聯交所上市之任何股本投票表決，否則提呈大會之決議案將須按聯交所之規則、規例或守則之方式表決。根據公司法規定，以下人士可要求按股數投票表決：(a)大會主席；或(b)有權表決之最少三名親身出席之股東或正式授權公司代表或受委代表；或(c)代表所有有權出席大會，並於會上表決之股東之總表決權合共不少於十分一之一名或多名親身出席之股東或正式授權公司代表或受委代表；或(d)持有附帶權利出席大會並於會上表決之股份，而其已繳股本合共不少於所有附帶該權利之股份之已繳股款總額十分一之一名或多名親身出席之股東或正式授權公司代表或受委代表。

在舉手表決時，每名親身或由正式授權公司代表或受委派代表出席之股東均可投一票，而在按股數投票表決時，每名親身或由正式授權公司代表或受委派代表出席之股東均可就其為持有人之每股繳足股份投一票。在按股數投票表決時，享有一票以上之股東毋須盡投其票或以相同方式盡投其票。

9. 將予採取之行動

隨函附奉股東週年大會適用之代表委任表格。無論　閣下是否有意出席股東週年大會，務請盡快按照代表委任表格所列印之指示填妥及交回表格，並最遲須於股東週年大會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東仍可依願出席股東週年大會，並於會上投票。

10. 推薦意見

董事相信，購回建議、發行新股份之一般授權、擴大該一般授權、計劃授權限額更新建議、修訂章程細則及重選退任董事均符合本公司及其股東之最佳利益。因此，董事建議全體股東投票贊成於股東週年大會通告所載之決議案。

此致

列位股東　台照

承董事局命
主席
劉錫康
謹啟

香港，二零零六年七月三十一日

5. 修訂章程細則

聯交所於二零零五年一月一日就企業管治常規守則及企業管治報告修訂若干上市規則，其後於二零零六年三月一日修訂組織章程文件之內容。

因此，董事建議股東於股東週年大會通過特別決議案，以修訂現行章程細則，致使章程細則與經修訂上市規則貫徹一致。

建議修訂（倘獲正式通過）之影響如下：

(1) 本公司僅須在上市規則、聯交所之守則或規例有所要求下，披露按股數投票表決之票數；及

(2) 罷免董事可於股東大會上獲股東通過普通決議案。

6. 重選退任董事

董事局現由七名董事組成，分別為劉錫康先生、劉錫淇先生、劉錫澳先生、韓相田先生、何厚鏘先生、陳澤仲先生及卓育賢先生。

根據章程細則第82條之規定，劉錫澳先生、韓相田先生及何厚鏘先生須於股東週年大會任滿告退，而彼等合資格且願意膺選連任。有關建議於股東週年大會重選連任之退任董事詳情載於本通函附錄二。

7. 股東週年大會

股東週年大會之通告載於本通函第13至17頁，當中載有（其中包括）批准董事購回建議、授出發行股份之一般授權及擴大該一般授權、計劃授權限額更新建議及重選退任董事之普通決議案以及修訂現行章程細則之特別決議案。

8. 要求按股數投票表決之權利

於股東週年大會上，除非於宣佈舉手表決結果之前或之時，或於撤回任何其他以按股數投票表決要求時，正式要求按股數投票表決，否則提呈大會表決之決議案將以舉手

股股份之購股權則尚未發行或獲行使。除現行計劃外，本公司於最後實際可行日期並無其他購股權計劃。本公司發行之購股權在任何時間均遵守現行計劃授權限額。

根據現行計劃第8.3段，本公司可於股東大會徵求股東批准更新計劃授權限額，惟根據現行計劃及本公司任何其他購股權計劃將予授出之購股權獲行使時可予發行之股份總數，不得超過批准更新計劃授權限額當日已發行股份10%。根據現行計劃及其他購股權計劃已授出之購股權（包括按現行計劃尚未發行、已註消、已失效或已行使者）將不會計入經更新限額內。

根據現行計劃及本公司其他購股權計劃授出但尚未獲行使之所有購股權獲行使時可予發行之股份數目限額（於本公司股東大會不時獲採納者），不得超過不時已發行股份之30%。

根據最後實際可行日期已發行757,820,614股股份及假設本公司於股東週年大會前並無發行或購回任何股份之基準計算，計劃授權限額可予「更新」，致使可予進一步授出認購最多達75,782,061股股份之購股權，股數相當於股東週年大會日期已發行股份10%。

由於根據現行計劃授權限額可予授出之購股權數目不多（即7,565,635份），董事認為，更新計劃授權限額對本公司有利，使現行計劃能達致繼續鼓勵參與人士努力實現本集團之目標。

更新計劃授權限額須待以下條件獲達成後，方始有效：

(1) 股東於股東週年大會通過批准計劃授權限額更新建議之普通決議案；及

(2) 聯交所批准根據「更新」計劃授權限額授出之購股權獲行使而須予發行之該等股份上市及買賣，該等股數相當於股東週年大會日期已發行股份之10%。

本公司將向聯交所提出申請，批准「更新」計劃授權限額授出之購股權獲行使而將予發行之股份上市及買賣。

2. 購回股份之一般授權

於二零零五年九月十五日舉行之本公司股東週年大會，本公司向董事授出一般授權，以行使本公司權力購回股份。該項授權將於本公司即將在二零零六年九月十八日舉行之應屆股東週年大會結束時失效。董事擬徵求　閣下批准將於股東週年大會提呈之購回決議案，有關詳情載於股東週年大會通告第5項普通決議案。根據購回決議案可購回股份之總面值，最多達購回決議案獲通過當日已發行股本10%。按照上市規則規定就購回建議提供所需資料之說明函件載於本通函附錄一內。

3. 發行股份之一般授權

本公司將於股東週年大會提呈兩項普通決議案，分別授予董事一般授權，以配發、發行及處理不超過於決議案獲通過當日本公司已發行股本20%之股份，以及擴大董事就此獲授之一般授權，加入相當於本公司於授出購回股份之一般授權後所購回股份之總面值，最多達購回決議案獲通過當日本公司已發行股本10%。

發行股份之一般授權及擴大該一般授權之詳情分別載於股東週年大會通告第6及第7項普通決議案。

4. 更新現行計劃下之計劃授權限額

現行計劃於二零零二年九月十二日之股東大會獲股東批准及採納。現行計劃之目的乃讓本公司按參與者所作貢獻，以購股權作為獎勵或回報，以鼓勵參與者努力為本公司及其股東整體利益而提升本公司及其股份之價值。

現行計劃下之現行計劃授權限額為67,330,635股股份，相當於在二零零二年九月十二日採納現行計劃時之已發行股份10%。於最後實際可行日期，本公司獲授予可認購59,765,000股股份之購股權，而根據現行計劃條款，該等購股權當中，並無附有權利可認購股份之購股權已告失效，且並無計入10%限額內。因此，餘下附有權利可認購7,565,635股股份之購股權可根據現行計劃授出。根據現行計劃，行使購股權所發行之股份為13,200,500股，並無賦予權利可認購股份之購股權已被註銷，而賦予權利可認購46,564,500

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:485)

執行董事:
劉錫康*(主席)*
劉錫淇
劉錫澳

非執行董事:
韓相田

獨立非執行董事:
何厚鏘
陳澤仲
卓育賢

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及主要營業地點:
香港
香港仔大道232號
城都工業大廈
5樓

敬啟者:

有關購回股份及發行股份之
一般授權、
更新計劃授權限額、
修訂章程細則及
重選退任董事之建議及
股東週年大會通告

1. 緒言

本通函旨在向　閣下提供有關建議更新配發、發行及處理股份,擴大該一般授權以及購回股份之一般授權、更新計劃授權限額建議以及建議修訂章程細則及重選退任董事之資料,並徵求　閣下於股東週年大會批准有關此等事項之決議案。

*　*僅供識別*

「購回決議案」	指	股東週年大會通告第5項決議案所述擬提呈之普通決議案
「計劃授權限額」	指	根據現行計劃及本公司任何其他購股權計劃授予之所有購股權獲行使而可予發行股份數目上限，不得超過現行計劃獲通過當日已發行股本10%
「計劃授權限額更新建議」	指	更新現行計劃下之計劃授權限額之建議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.40港元之股份
「股東」	指	股份持有人
「特別決議案」	指	股東週年大會通告第9項所述擬提呈之特別決議案
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港特別行政區法定貨幣港元

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司將於二零零六年九月十八日（星期一）下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行之股東週年大會及／或其任何續會
「股東週年大會通告」	指	日期為二零零六年七月三十一日，載列於本通函第13至17頁召開股東週年大會之通告
「董事局」	指	董事局
「章程細則」	指	本公司當時之章程細則
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	Starlight International Holdings Limited 升岡國際有限公司*，於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「現行計劃」	指	本公司於二零零二年九月十二日採納之現行購股權計劃
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零六年七月二十五日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「普通決議案」	指	股東週年大會通告所述擬提呈之普通決議案
「購回建議」	指	授予董事一般授權之建議，以於購回決議案所述期間行使本公司權力，購回最多達於購回決議案獲通過當日本公司已發行股本10%之股份

* *僅供識別*

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部**Starlight International Holdings Limited** 升岡國際有限公司* 股份**售出或轉讓**，應立即將本通函及隨附代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

有關購回股份及發行股份之
一般授權、
更新計劃授權限額、
修訂章程細則及
重選退任董事之建議及
股東週年大會通告

Starlight International Holdings Limited 升岡國際有限公司*(「本公司」)謹訂於二零零六年九月十八日(星期一)下午三時正假座香港告士打道310號柏寧酒店27樓薰衣草廳舉行股東週年大會，大會通告載於本通函第13至17頁。無論　閣下是否有意出席大會，務請盡快按照隨附代表委任表格所印列之指示填妥及交回表格，惟無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東屆時仍可依願出席股東週年大會，並於會上投票。

*　*僅供識別*

香港，二零零六年七月三十一日

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 485

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Starlight International Holdings Limited will be held at Lavender Room, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Monday, 18th September, 2006 at 3:00 p.m. for the following purpose:

1. To receive and consider the financial statements for the year ended 31st March, 2006 and the reports of the directors and auditors.

2. To declare a final dividend.

3. To re-elect retiring Directors and to authorise the board of Directors to fix the remuneration of Directors.

4. To re-appoint auditors and to authorise the board of Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited

"Rights Issue" means an offer of shares or issue of options, warrants or other securities giving right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company, or any class of shares of the Company, whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their holdings of such shares (or, where appropriate such other securities) as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolutions set out in items 5 and 6 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 6 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution set out in item 5 of the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the existing scheme mandate limit in respect of the granting of share options to subscribe for shares of the Company under the share option scheme adopted by the Company on 12th September, 2002 (the "Share Option Scheme") be refreshed and renewed provided that the total number of shares which may be allotted and issued pursuant to the grant or exercise of the share options under the Share Option Scheme (excluding share options previously granted, outstanding, cancelled, lapsed or exercised under the Share Option Scheme and other share option schemes of the Company) shall not exceed 10% of the shares of the Company in issue as at the date of passing of this resolution (the "Refreshed Limit") and subject to the Stock Exchange granting the listing of and permission to deal in such number of shares to be issued pursuant to the exercise of the share options granted under the Refreshed Limit and compliance with the Rules Governing the Listing of Securities on the Stock Exchange, the Directors of the Company be and are hereby authorised to grant share options under the Share Option Scheme up to the Refreshed Limit and to exercise all the powers of the Company to allot, issue and deal with the shares pursuant to the exercise of such share options."

9. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:

SPECIAL RESOLUTION

"**THAT** the Bye-Laws of the Company be and are hereby amended in the following manner:

(a) **Bye-Law 60**

by inserting the following sentence as the last sentence of Bye-Law 60:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required, in case of any share capital of the Company is listed on a stock exchange, under the rules, regulations or codes of such stock exchange."

(b) **Bye-Law 78**

by deleting the words "special resolution" in the first sentence of Bye-Law 78 and replacing them with the words "ordinary resolution"."

By Order of the Board
Peter Lee Yip Wah
Secretary

Hong Kong, 31st July, 2006.

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.40 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.40 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"THAT subject to the passing of Resolutions set out in items 5 and 6 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 6 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution set out in item 5 of the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the existing scheme mandate limit in respect of the granting of share options to subscribe for shares of the Company under the share option scheme adopted by the Company on 12th September, 2002 (the "Share Option Scheme") be refreshed and renewed provided that the total number of shares which may be allotted and issued pursuant to the grant or exercise of the share options under the Share Option Scheme (excluding share options previously granted, outstanding, cancelled, lapsed or exercised under the Share Option Scheme and other share option schemes of the Company) shall not exceed 10% of the shares of the Company in issue as at the date of passing of this resolution (the "Refreshed Limit") and subject to the Stock Exchange granting the listing of and permission to deal in such number of shares to be issued pursuant to the exercise of the share options granted under the Refreshed Limit and compliance with the Rules Governing the Listing of Securities on the Stock Exchange, the Directors of the Company be and are hereby authorised to grant share options under the Share Option Scheme up to the Refreshed Limit and to exercise all the powers of the Company to allot, issue and deal with the shares pursuant to the exercise of such share options."

9. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:

SPECIAL RESOLUTION

"**THAT** the Bye-Laws of the Company be and are hereby amended in the following manner:

(a) **Bye-Law 60**

by inserting the following sentence as the last sentence of Bye-Law 60:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required, in case of any share capital of the Company is listed on a stock exchange, under the rules, regulations or codes of such stock exchange."

(b) **Bye-Law 78**

by deleting the words "special resolution" in the first sentence of Bye-Law 78 and replacing them with the words "ordinary resolution"."

By Order of the Board
Peter Lee Yip Wah
Secretary

Hong Kong, 31st July, 2006.

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from Wednesday, 13th September, 2006 to Monday, 18th September, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with share registrars of the Company in Hong Kong, Secretaries Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th September, 2006.

4. The retiring directors standing for re-election under item 3 are Messrs. Andy Lau Sak Yuk, Peter Hon Sheung Tin and Norman Ho Hau Chong.

5. As at the date of this notice, the board of directors of the Company comprised Mr. Lau Sak Hong, Philip (Chairman), Mr. Lau Sak Kai, Anthony and Mr. Lau Sak Yuk, Andy as executive directors; Mr. Peter Hon Sheung Tin as non-executive director and Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck as independent non-executive directors.

* *for identification purpose only*

FORM

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st July, 2006

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 2nd August, 2006

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	757,820,614	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	757,820,614	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 12th September, 2002 Exercise price: HK$0.40 Exercise price: HK$0.86 Exercise price: HK$0.808 Exercise price: HK$0.814 Exercise price: HK$0.80 Exercise price: HK$0.89	 1,700,500 15,144,000 3,000,000 2,650,000 4,910,000 19,160,000	 Nil Nil Nil Nil Nil Nil	 Nil Nil Nil Nil Nil Nil	 Nil Nil Nil Nil Nil Nil	 1,700,500 15,144,000 3,000,000 2,650,000 4,910,000 19,160,000	
2. Employee share option scheme adopted on Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ _____ 2. ____________ Subscription price HK$ _____						

ɿVERTIBLES* ꞩs	Units	Converted (Units)	Units
ıvertibles Notes nvertible price: HK$ ________	N/A	N/A	N/A

ΓHER ISSUES OF SHARES*		
ights Issue	Price:	Issue and allotment Date:
lacing	Price:	Issue and allotment Date:
ʒonus Issue		Issue and allotment Date:
ʒcrip Dividend		Issue and allotment Date:
ʀepurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 0

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#a5411/form1.doc/sl

CONVERTIBLES* Class	Units	Converted (Units)	Units	
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A	
OTHER ISSUES OF SHARES*				
Rights Issue	Price:	Issue and allotment Date:		
Placing	Price:	Issue and allotment Date:		
Bonus Issue		Issue and allotment Date:		
Scrip Dividend		Issue and allotment Date:		
Repurchase of share		Cancellation Date:		
Redemption of share		Redemption Date:		
Consideration issue	Price:	Issue and allotment Date:		
Others (Please specify)	Price:	Issue and allotment Date:		
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:				0

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

#a5411/form1.doc/sl